SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            January 19, 2005


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]

FECU (Standardized Quarterly Financial Report)



1.   IDENTIFICATION


1.01.05.00   Firm Name

                           CRISTALERIAS DE CHILE S.A.


1.01.04.00   Company RUT                          90331000-6



1.00.01.10   Starting date                        1/1/2004



1.00.01.20   Closing date                         9/30/2004



1.00.01.30   Type of Currency                     Chilean Pesos



1.00.01.40   Type of Financial Statements         Individual

                                     ASSETS

2.0   FINANCIAL STATEMENTS
2.01  BALANCE SHEET

1.00.01.30  Type of Currency: Thousands of Chilean Pesos
1.00.01.40  Type of Balance:  Individual

ASSETS                                                               NOTE No.         09-30-04         09-30-03
------------------------------------------------------------         --------         -----------      ----------
5.11.00.00   TOTAL CURRENT ASSETS                                                     118,942,309      99,010,783
             5.11.10.10  Cash                                                             878,177       1,293,366
             5.11.10.20  Time deposits                               41                 5,000,900       5,345,527
             5.11.10.30  Marketable securities (net)                 4                 61,712,215      56,853,859
             5.11.10.40  Debtors from sales (net)                    5                 22,571,956      19,907,104
             5.11.10.50  Documents receivable (net)                  5                    988,515       1,866,117
             5.11.10.60  Sundry debtors (net)                        5                    832,056         845,053
             5.11.10.70  Doc. & accts receivable related Co.         6                  5,022,190       2,390,646
             5.11.10.80  Inventories (net)                           7                  7,307,287       5,750,535
             5.11.10.90  Recoverable taxes                           8                          0       1,751,790
             5.11.20.10  Prepaid expenses                                                 168,151         208,996
             5.11.20.20  Deferred taxes                              8                    702,681         379,198
             5.11.20.30  Other current assets                        10-11             13,758,181       2,418,592
             5.11.20.40  Leasing contracts (net)                                                0               0
             5.11.20.50  Leasing assets (net)                                                   0               0
5.12.00.00   TOTAL FIXED ASSETS                                                        77,683,404      80,092,520
             5.12.10.00  Land                                        12                 1,531,255       1,532,050
             5.12.20.00  High rises & infrastructure                 12                23,540,105      22,890,718
             5.12.30.00  Machinery & equipment                       12               107,665,497     104,375,105
             5.12.40.00  Other fixed assets                          12                11,953,761       7,686,427
             5.12.50.00  Positive goodwill from technical
                         revaluation of fixed assets                 12                 6,732,617       6,725,906
             5.12.60.00  Depreciation (minus)                        12               (73,739,831)    (63,117,686)
5.13.00.00   TOTAL OTHER ASSETS                                                       174,289,049     185,407,477
             5.13.10.10  Investment in related companies             14               148,128,783     149,193,545
             5.13.10.20  Investment in other companies                                          0               0
             5.13.10.30  Negative goodwill                           16                 1,797,583       1,970,339
             5.13.10.40  Positive goodwill (minus)                                              0               0
             5.13.10.50  Long-term debtors                           5                    112,575         145,111
             5.13.10.60  Doc. & accts receivable related Co.         6                 21,292,513      21,675,448
             5.13.10.65  Long-term deferred taxes                                               0               0
             5.13.10.70  Intangibles                                                            0               0
             5.13.10.80  Amortization (minus)                                                   0               0
             5.13.10.90  Other                                       18                 2,957,595      12,423,034
             5.13.20.10  Long-term leasing contracts (net)                                      0               0
5.10.00      TOTAL ASSETS                                                             370,914,762     364,510,780

                                   LIABILITIES

1.00.01.30  Type of Currency: Thousands of Chilean Pesos
1.00.01.40  Type of Balance:  Individual

LIABILITIES                                                          NOTE No.         09-30-04        09-30-03
------------------------------------------------------------         --------         -----------     ----------
5.21.00.00   TOTAL CURRENT LIABILITIES                                                26,093,685      18,982,431
             5.21.10.10  Short-term oblig. Banks & Fin. Inst.                                  0               0
             5.21.10.20  Short-term portion - Long-term
                         oblig. Banks & Financial Institutions       19                  292,991         138,250
             5.21.10.30  Obligations with the public (notes)                                   0               0
             5.21.20.40  Short-term portion oblig with public                          9,382,181         787,998
             5.21.10.50  Long-term oblig. due within 1 year                                    0               0
             5.21.10.60  Dividends payable                                               652,273         512,868
             5.21.10.70  Accounts payable                                              2,291,268       2,521,597
             5.21.10.80  Notes payable                                                 2,613,646       2,096,218
             5.21.10.90  Sundry creditors                                                383,845       1,025,162
             5.21.20.10  Notes & accts payable related Co.           6                   832,342         810,885
             5.21.20.20  Provisions                                  23                7,806,558       5,441,149
             5.21.20.30  Withholdings                                                  1,015,459       1,529,309
             5.21.20.40  Income tax                                                      823,122               0
             5.21.20.50  Earned income                                                         0               0
             5.21.20.60  Deferred taxes                                                        0               0
             5.21.20.70  Other current liabilities                   34                        0       4,118,995
5.22.00.00   TOTAL LONG-TERM LIABILITIES                                             102,008,704     114,510,722
             5.22.10.00  Oblig with Banks & Financial Inst.          21               30,445,000      33,577,276
             5.22.20.00  Long-term oblig with public (bonds)                          61,886,808      70,590,383
             5.22.30.00  Long-term notes payable                                               0               0
             5.22.40.00  Long-term sundry debtors                                        146,647         171,314
             5.22.50.00  Long-term notes & accts. payable
                         related companies                           6                         0               0
             5.22.60.00  Long-term provisions                        23                6,604,096       7,745,359
             5.22.70.00  Long-term deferred taxes                    8                 2,926,153       2,426,390
             5.22.80.00  Other long-term liabilities                                           0               0
5.23.00.00   MINORITY INTEREST                                                                 0               0
5.24.00.00   TOTAL EQUITY                                                            242,812,373     231,017,627
             5.24.10.00   Paid-in capital                            27               65,396,749      65,785,245
             5.24.20.00   Reserve capital revaluation                27                1,242,538         789,423
             5.24.30.00   Premium in sale of own shares              27               28,403,990      28,376,447
             5.24.40.00   Other reserves                             27                6,677,095       8,242,181
             5.24.50.00   Retained earnings (addition of codes
                          5.24.51.00 to 5.24.56.00)                  27              141,092,001     127,824,331
                          5.24.51.00 Reserve future dividends        27              129,427,446     126,346,020
                          5.24.52.00 Accrued profits                 27                        0               0
                          5.24.53.00 Accrued losses (minus)          27                        0               0
                          5.24.54.00 Profit (loss) for the year      27               14,237,355       2,454,646
                          5.24.55.00 Prov. dividends (minus)         27               (2,572,800)       (976,335)
                          5.24.56.00 Accr. deficit dev. period       27                        0               0
5.20.00.00  TOTAL LIABILITIES                                                        370,914,762     364,510,780

                                INCOME STATEMENT

2.02  INCOME STATEMENT

1.00.01.30  Type of Currency: Thousands of Chilean Pesos
1.00.01.40  Type of Balance:  Individual

INCOME STATEMENT                                                        NOTE No.     09-30-04          09-30-03
------------------------------------------------------------------      --------     -----------       ----------
             5.31.11.00  OPERATING RESULTS                                            18,250,638         17,633,228
                         5.31.11.10  Gross Margin                                     22,969,583         21,611,109
                                 5.31.11.11  Sales                                    55,125,736         55,405,249
                                 5.31.11.12  Costs (minus)                           (32,156,153)       (33,794,140)
                         5.31.11.20  Adm. & sales expenses (minus)                    (4,718,945)        (3,977,881)
             5.31.12.00  NON-OPERATING RESULTS                                        (1,144,215)       (14,276,628)
                         5.31.12.10  Interest income                                   1,557,365          2,037,296
                         5.31.12.20  Income from  invmnts Rel. Co.       14            6,059,364          3,722,990
                         5.31.12.30  Other non-operating income          28              425,365            292,827
                         5.31.12.40  LOSS invmnts Rel. Co.(-)                         (5,565,845)        (5,335,051)
                         5.31.12.50  Amortization neg.goodwill (-)       16             (131,001)          (130,874)
                         5.31.12.60  Interest expenses (minus)                        (3,631,937)        (3,727,123)
                         5.31.12.70  Other non-operat expenses (-)       28             (724,138)          (637,254)
                         5.31.12.80  Price level restatement             29             (398,945)          (439,377)
                         5.31.12.90  Exchange differences                30            1,265,557        (10,060,062)
             5.31.10.00  RESULTS BEFORE INCOME TAX
                         AND EXTRAORDINARY ITEMS                                      17,106,423          3,356,600
             5.31.20.00  INCOME TAX                                      8            (2,869,068)          (901,954)
             5.31.30.00  EXTRAORDINARY ITEMS                                                   0                  0
             5.31.40.00  PROFIT (LOSS) BEFORE
                         MINORITY INTEREST                                            14,237,355          2,454,646
             5.31.50.00  MINORITY INTEREST                                                     0                  0
5.31.00.00   NET INCOME (LOSS)                                                        14,237,355          2,454,646
5.32.00.00   Amortization of positive goodwill                           16                    0                  0
5.30.00.00   INCOME (LOSS) FOR THE YEAR                                               14,237,355          2,454,646

                           DIRECT CASH FLOW STATEMENT

2.03   CASH FLOW STATEMENT
1.00.01.30  Type of Currency: Thousands of Chilean Pesos
1.00.01.40  Type of Balance:  Individual

DIRECT CASH FLOW STATEMENT                                                    NOTE No.      09-30-04        09-30-03
-----------------------------------------------------------------------       --------      -----------     ----------
          5.41.11.00  NET FLOW FROM OP. ACT.                                                23,687,919      18,771,098
             5.41.11.10  Collection from sales debtors                                      66,465,614      68,217,523
             5.41.11.20  Interests received                                                  2,678,287       2,670,297
             5.41.11.30  Dividends & other distributions funds received                      1,760,843       1,732,515
             5.41.11.40  Other income                                                        1,273,908         912,659
             5.41.11.50  Payments to suppliers & personnel (-)                             (37,761,239)    (40,442,522)
             5.41.11.60  Interest paid (minus)                                              (4,092,539)     (4,396,967)
             5.41.11.70  Income tax paid (minus)                                            (1,440,837)     (2,253,425)
             5.41.11.80  Other expenses                                        33             (305,798)     (5,389,448)
             5.41.11.90  V.A.T. & other taxes                                               (4,890,320)     (2,279,534)
          5.41.12.00  CASH FLOW FINANCING ACTIVITIES                                        (3,891,673)     (7,832,786)
             5.41.12.05  Proceeds from share issue                                                   0               0
             5.41.12.10  Loans received                                                              0               0
             5.41.12.15  Obligations with the public                                                 0               0
             5.41.12.20  Secured loans from related companies                                        0          45,621
             5.41.12.25  Other loans from related companies                                          0               0
             5.41.12.30  Other financing resources                                                   0               0
             5.41.12.35  Dividends paid (minus)                                             (3,891,673)     (7,878,407)
             5.41.12.40  Capital distributions (minus)                                               0               0
             5.41.12.45  Repayment of loans (minus)                                                  0               0
             5.41.12.50  Payment of obligations with the public (-)                                  0               0
             5.41.12.55  Repayment of secured loans from rel Co. (-)                                 0               0
             5.41.12.60  Repayment other loans from related  Co. (-)                                 0               0
             5.41.12.65  Share issue payment (minus)                                                 0               0
             5.41.12.70  Payment of issue publ oblig (minus)                                         0               0
             5.41.12.75  Other financing payments (minus)                      33                    0               0
          5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                                   (6,897,405)     (23,613,343)
             5.41.13.05  Sale of fixed assets                                                   49,469          111,443
             5.41.13.10  Sale of permanent investments                                               0                0
             5.41.13.15  Sale of other investments                             33            5,115,961          313,172
             5.41.13.20  Proceeds secured loans to related Comp.                             1,025,615        3,097,144
             5.41.13.25  Proceeds other loans to related companies                                   0                0
             5.41.13.30  Other investment income                               33              659,830        1,492,737
             5.41.13.35  Incorporation of fixed assets (minus)                              (7,530,320)     (18,156,591)
             5.41.13.40  Capitalized interests payment (minus)                                       0                0
             5.41.13.45  Permanent Investments (minus)                                            (199)      (4,086,905)
             5.41.13.50  Investments in financial instruments (minus)                                0                0
             5.41.13.55  Other loans to related companies (minus)                           (3,936,873)         (68,000)
             5.41.13.60  Other loans to related companies (minus)                              (12,394)          (7,639)
             5.41.13.65  Other distrib of funds on invest activities (-)       33           (2,268,494)      (6,308,704)
  5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                                            12,898,841      (12,675,031)
  5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                                     (1,369,038)        (988,247)
5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                                 11,529,803      (13,663,278)
5.42.00.00  CASH & CASH EQUI AT BEGINNING OF PERIOD                                         61,139,913       75,327,604

5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                                      72,669,716       61,664,326


                         INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30  Type of Currency: Thousands of Chilean Pesos
1.00.01.40  Type of Balance:  Individual

CASH FLOW - INCOME STATEMENT RECONCILIATION                                NOTE No.         09-30-04        09-30-03
------------------------------------------------------------               --------         -----------     ----------
5.50.10.00  Profit (Loss) for the year                                                      14,237,355       2,454,646
5.50.20.00  Profit in sale of assets                                                            (8,676)         (4,599)
         5.50.20.10  (Profit) Loss in sale of fixed assets                                      (8,676)         (4,599)
         5.50.20.20  Profit in sale of investments (minus)                                           0               0
         5.50.20.30  Loss in sale of investments                                                     0               0
         5.50.20.40  (Profit) Loss in sale of other assets                                           0               0
5.50.30.00  Non-cash losses (gains)                                                         12,033,837      17,971,091
         5.50.30.05  Depreciation for the year                             12                7,984,244       7,413,630
         5.50.30.10  Amortization of intangibles                                               636,720         659,414
         5.50.30.15  Write-offs and provisions                                               2,157,926         747,287
         5.50.30.20  Accrued earnings from investments in related
                     companies (minus)                                     14               (6,059,364)     (3,722,990)
         5.50.30.25  Accrued losses from investments in related Co.        14                5,565,845       5,335,051
         5.50.30.30  Negative goodwill amortization                        16                  131,001         130,874
         5.50.30.35  Positive goodwill amortization (minus)                                          0               0
         5.50.30.40  Price level restatement                               29                  398,945         439,377
         5.50.30.45  Net exchange difference                               30               (1,265,557)    (10,060,062)
         5.50.30.50  Other non-cash credits to results (minus)                                 (25,156)        (25,131)
         5.50.30.55  Other non-cash debits to results                                        2,509,233      (3,066,483)
5.50.40.00  Changes in Assets affecting cash flow (incr)
decreases                                                                                   (5,371,394)     (1,199,132)
         5.50.40.10  Debtors from sales                                                     (3,355,449)       (958,289)
         5.50.40.20  Inventory                                                              (2,468,302)       (259,443)
         5.50.40.30  Other assets                                                              452,357          18,600
5.50.50.00  Changes in liabilities affecting cash flow increases
(decr)                                                                                       2,796,797        (450,908)
         5.50.50.10  Accounts payable related to results for
                     the year                                                                   85,452           7,832
         5.50.50.20  Interests payable                                                        (780,775)     (1,006,292)
         5.50.50.30  Income tax payable (net)                                                2,971,856         414,979
         5.50.50.40  Other accounts payable related to non-oper results                        353,239        (320,696)
         5.50.50.50  VAT and other taxes payable (net)                                         167,025         453,269
5.50.60.00  Profit (Loss) of minority interest                                                       0               0
5.50.00.00  NET OPERATING CASH FLOW                                                         23,687,919      18,771,098


                  01. Registration In The Securities Register



1.   IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES
     REGISTER

The company is registered in the Securities Register under N 061 and is supervised by the Securities and Insurance Commission.

                        02. Applied Accounting Criteria


a)   Accounting Period

These financial statements correspond to the period between January 1 and September 30 of 2004 and 2003.


b)   Preparation basis of financial statements:

These individual financial statements as of September 30, 2004 and 2003 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V.S., with the former prevailing in case of discrepancies.

Investments in subsidiaries are recorded on one line in the general balance sheet at their net worth and, therefore, they have not been consolidated line by line. This treatment does not modify the net income of the fiscal year nor the net worth.

These financial statements have been issued only for purposes of making an individual analysis of the Company and, in consideration thereof, shall be read together with the consolidated statements, which are required by generally accepted accounting principles in Chile.


c)   Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2003 fiscal year are presented updated according to non-accounting terms as of September 30, 2004 by 1.6%.


d)   Adjustment for Currency Devaluation (Price Level Restatement)

Financial statements have been corrected monetarily on the basis of considering the variation in the purchasing power of the currency which occurred in the 2004 fiscal year, which was 1.9% (1.2% in 2003).

For financial effects, the variations have been considered effective been every month of the year 2003 and 2004, with respect to September of 2004 and 2003. For tax purposes, negative variations occurred in some months of 2003 and 2004 with respect to September 2003 and 2004, were equaled to zero, according to the instructions of the of Internal Revenue Service, not significantly affecting the financial statements.

e)   Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                                                   2004             2003
                                              --------------   --------------
                                                   Ch$              Ch$
U.S. Dollar                                        608.90           660.97
Pound Sterling                                   1,091.41         1,099.23
Swiss Franc                                        482.14           501.76
EURO                                               757.34           770.81
Unidad de Fomento                               17,190.78        16,946.03


f)   Marketable Securities and Time Deposits

Transactions in fixed income instruments are shown at the return value of the investment, which does not exceed the market value as of September 30, 2004.

Investments in stock are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

Investments in Mutual Funds are valued at the liquidation value at the close of the fiscal year.


g)   Inventory

Inventory of finished products has been valued as of September 30, 2004 and 2003 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.


h)   Bad Debts (Uncollectibles)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales. The criterion adopted to estimate them is the age of the balances.


i)   Fixed Assets

Fixed assets are shown at purchase cost plus legal and regulatory revaluations accumulated until September 30, 2004 and 2003.

j)   Depreciation of Fixed Assets

Depreciation of this property is calculated on updated values, according to the straight-line depreciation system, considering the estimated useful life of the property.


k)   Assets in Leasing

None.


l)   Sales Transactions with Leaseback

None.


m)   Intangibles

None.


n)   Investments in Related Companies

Investments in stock and rights in related companies have been valued according to the percentage of the holding that corresponds to the Company in the equity of its affiliates (VPP), according to procedures established for these purposes by circular 368 of the Securities and Insurance Commission.


o)   Negative and Positive Investment Goodwill:

Negative and positive investment goodwill have arisen when comparing the price paid for the investment made and the proportional value that corresponds to that investment in the net worth of the company.

Negative goodwill amortizations are carried out over a twenty-year period.

As of September 30, 2004 and 2003 there was no positive investment goodwill.


p)   Operations with buyback and sellback agreement

Financial instruments acquired with a sellback agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other

Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.


q)   Deferred Taxes and Income Tax

The company has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and the norms indicated in Circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.


r)   Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.


s)   Sales

The company recognizes the income from its operations on an accrued basis according to generally accepted accounting principles in Chile.


t)   Derivative Contracts

The company maintains Future contracts in foreign currency, which have been recorded as established in Technical Bulletin 57 of the Accountants Association of Chile.


u)   Computer Software

The company develops computer software with its own resources, and it also acquires computer packages from third parties. Disbursements for its own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months.


v)   Research and Development Expenses

The company records expenses for this concept directly in results as they are generated.

w)   Cash Flow Statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits, fixed rate mutual fund investments and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

Income by time deposits and agreements with maturity more than 90 days has been classified in the item "Investments in Financial Instruments".

                            03. Accounting Changes

As of September 30, 2004 and 2003, there have not been any changes in the accounting criteria that affect the individual financial statements.

                           04. Marketable Securities

As of September 30, 2004, this item is composed by the following investments:

     a) Th Ch$ 53,833,075 of investments in bonds and fixed rate Instruments equivalent to US$ 41,389,097 and Euros 37,805,020; mainly corresponding to investments in State Bonds and bonds of financial institutions in USA, Germany, and Holland, Collateralized Bonds of Private Companies in USA (guaranteed by accounts receivable) and USA Mortgage Bonds with state guarantee.
     b)   Th Ch$ 4,233,486 in shares.
     c) Th Ch$ 3,635,133 in investment bonds of Celulosa Arauco equivalent to US$ 5,970,000, at an annual rate of 6.95% with maturity on September 15, 2005.
     d)   Th Ch$ 10,521 in interest of Celulosa Arauco bonds.

As of September 30, 2003 investments in shares are included as follows:

     a) Th Ch$ 52,310,976 of investments in bonds and fixed rate Instruments; mainly corresponding to investments in State Bonds and bonds of financial institutions in USA, Germany, and Holland, Collateralized Bonds of Private Companies in USA (guaranteed by accounts receivable) and USA Mortgage Bonds with state guarantee.
     b)   Th Ch$ 4,229,711 in shares.
     c)   Th Ch$ 313,172 in interest of Celulosa Arauco bonds.


CRISTALERIAS DE CHILE S.A.
NOTE 4 -MARKETABLE SECURITIES- BALANCE COMPOSITION

       Type of Security                               Book Value
--------------------------------           --------------- ----------------
                                              09-30-2004      09-30-2003
                                           --------------- ----------------
Stock                                          4,233,486       4,229,711
Bonds                                                  0               0
Mutual fund shares                                     0               0
Investment fund shares                                 0               0
Public tender promissory notes                         0               0
Mortgage bonds                                         0               0
Fixed rate instruments and bonds              57,468,208      52,310,976
Interest of Celulosa Arauco bonds                 10,521         313,172

Total Marketable Securities                   61,712,215      56,853,859

CRISTALERIAS DE CHILE S.A.
NOTE 4 - MARKETABLE SECURITIES - SHARES

                                                                                         Unit        Market
                                                             Number of      Share       Market     Investment   Corrected
       R.U.T.                     Company Name                 Shares     Percentage     Value       Value         Cost
-------------------  -------------------------------------  -----------  ------------  --------    -----------  ----------

    96.512.200-1     Bodegas y Vinedos Santa Emiliana S.A.   63,642,856     9.9980        90        5,727,857    4,233,486


Value Investment Portfolio                                                                          5,727,857    4,233,486
Adjustment Reserve
Book value, Investment Portfolio                                                                                 4,233,486

CRISTALERIAS DE CHILE S.A.
NOTE 4 - MARKETABLE SECURITIES - FIXED RATE

                INSTRUMENTS

                                                                          Book Value
                                                       Par         -------------------------     Market
                 Type of Security                     Value           Amount      Rate %          Value       Reserve
----------------------------------------------  -----------------  -----------  ------------  ------------  ------------
Financial Institutions bonds Germany and
Holland (1)                                         32,470,490      32,470,490         1.93    32,470,490             0
US treasury bonds (2)                               18,133,100      18,133,100         0.70    18,133,100             0
Mortgage bonds USA, with state guarantee (2)         6,852,522       6,852,522         0.70     6,852,522             0
Call Deposit (2)                                        12,096          12,096         0.70        12,096             0
Celulosa Arauco bonds, interest (2)                     10,521          10,521         4.02        10,521             0
TOTAL                                               57,478,729      57,478,729                 57,478,729             -



Note:

(1)      The investments were made in EUROS.
(2)      The investments were made in US Dollars.
(3)      Rate for period from 01-01-2004 to 09-30-2004.
(4)      These investments can be rescued within 48 hours warning.

                      05. Short-Term and Long-Term Debtors

At September 30, 2004 and 2003 there are balances of short-term debtors of Th Ch$ 24,392,527 and Th Ch$ 22,618,274, respectively.

In addition there is a balance of Th Ch$ 112,575 for Long-Term debtors in 2004 (Th Ch$ 145,111 in 2003).

As of September 30, 2004 and 2003 the company has established a reserve for bad debts of Th Ch$ 173,127 in 2004 (Th Ch$ 145,417 in 2003), which is deducted from Debtors for Sales.

The balance of Short-term Debtors is shown net of the reserve for bad debtors and customer advances.

CRISTALERIAS DE CHILE S.A.
NOTE 5 -SHORT AND LONG TERM DEBTORS

                                                                             Current Assets
                                                                              --------------
               Item                        Up to 90 days        Over 90 days up to 1 year     Subtotal        Total Current (net)
               ____                        -------------        -------------------------     --------        -------------------
                                     09-30-2004    09-30-2003    09-30-2004   09-30-2003                   09-30-2004    09-30-2003
                                     ----------    ----------    ----------   ----------                   ----------    ----------
Debts from Sales                       21,419,412    19,018,736    1,325,671     1,033,785   22,745,083    22,571,956    19,907,104
Estimate of non-collectable debt               --            --           --                    173,127            --            --
Documents receivable                      943,581     1,744,243       44,934       121,874      988,515       988,515     1,866,117
Estimate of bad debtors                        --            --           --            --           --            --            --
Misc. debtors                             738,362       812,582       93,694        32,471      832,056       832,056       845,053
Estimate of bad debtors                        --            --           --            --           --            --            --


                                              Long Term
           Item                               ---------
           ----                         09-30-2004   09-30-2003
                                       ----------   ----------

Debts from Sales                               0             0
Estimate of non-collectable debt              --            --
Documents receivable                           0             0
Estimate of bad debtors                       --            --
Misc. debtors                            112,575        145,111
Estimate of bad debtors                       --            --

         Total Long Term Debtors         112,575        145,111


               06. Balances and Transactions with related entities

I. Balances receivable in the Short-Term as of September 30, 2004 and 2003 amount Th Ch$ 5,022,190 and Th Ch$ 2,390,646 respectively. In the Long-Term a balance of Th Ch$ 21,292,513 and Th Ch$ 21,675,448 is recorded, respectively.

1)   Th Ch$ 19,207,576 in 2004 (Th Ch$ 20,211,988 in 2003) correspond to the sale of Rayen Cura S.A.I.C. shares to the subsidiary Cristalchile Inversiones S.A., equivalent to UF 1,117,318, without interests which are shown in long-term.

2)   Detail of outstanding credits from related companies:

a) Th Ch$ 876,730 in 2004 (Th Ch$ 1,463,460 in 2003) Loan to Red Televisiva Megavision S.A., annual rate 2.49%, UF adjustability

     07.05.2006        17,000 UF         Th Ch$ 292,243
     01.05.2007        17,000 UF         Th Ch$ 292,243
     07.05.2007        17,000 UF         Th Ch$ 292,244

b)  Loan to Metropolos-Intercom S.A., annual rate 3.0% in Ch$

     06.09.2005        Th Ch$ 2,725,425 Short-Term.
     04.18.2006        Th Ch$   861,688 Long-Term.

c) Loan to Inmob. Monte Azul S.A. UF 20,000 (Th Ch$ 346,519), annual rate 3.0% in Long-Term.

3) There are balances for invoicing of Sales of bottles and services with the following related companies with expiration under 90 days:

                                                2004                2003
                                            ---------           --------
                                              Th Ch$             Th Ch$

S.A. Vina Santa Rita                         2,197,371           2,040,804
Vina Carmen S.A.                                 2,382                   0
Vina Los Vascos S.A.                            87,013             147,042
Servicios y Consultorias Hendaya S.A               208               1,930
Rayen Cura S.A.I.C.                                  0             183,530
Vina Dona Paula S.A.                                 0               2,192
                                             _________            ________
Total                                        2,286,974           2,375,498

Balances Payable in the Short-Term amount Th Ch$ 832,342 in 2004 and Th Ch$ 810,885 in 2003, which correspond to invoicing balances with expirations under 90 days:

                                                 2004             2003
                                              --------          -------
                                                Th Ch$           Th Ch$

S.A. Vina Santa Rita                           140,395           207,172
Ediciones Financieras S.A.                         204                 0
Vina Los Vascos S.A.                            14,413             8,955
Cia. Electro Metalurgica S.A.                    1,141                 0
                                               _______           _______
TOTAL                                          156,153           216,127


For dividends payable to related companies there is the following detail:

                                                 2004             2003
                                              --------          -------
                                                Th Ch$           Th Ch$

Cia. Electro Metalurgica S.A.                  435,600           331,927
Servicios y Consultorias Hendaya S.A,          113,587            86,553
Bayona S.A.                                    118,251            90,107
                                               -------           -------
TOTAL                                          667,438           508,587

For balances in favor in Cristalchile Inversiosnes S.A.'s current account for Th Ch$ 7,932 and Cristalchile Comunicaciones S.A. Th Ch$ 819.

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS RECEIVABLE


     R.U.T.                          Company                      Short Term                      Long Term
     ------                          -------                      ----------                      ---------
                                                           09-30-2004     09-30-2003      09-30-2004     09-30-2003
                                                           ----------     ----------      ----------     ----------
86547900-K        S.A. VINA SANTA RITA                        2,197,371      2,040,804               0              0
79952350-7        RED TEL. MEGAVISION S.A.                        5,579         15,148         876,730      1,463,460
89150900-6        VINA LOS VASCOS S.A.                           87,013        147,042               0              0
96721580-5        CRISTACHILE COMUNICACIONES  S.A.                1,375              0               0              0
96972440-5        CRISTALCHILE INVERSIONES S.A.                       0              0      19,207,576     20,211,988
83032100-4        SERV. Y CONSULTORIAS HENDAYA S.A.                 208          1,930               0              0
87941700-7        VINA CARMEN S.A.                                2,382              0               0              0
96787750-6        METROPOLIS INTERCOM S.A.                    2,725,425              0         861,688              0
78936090-1        INMOB. Y CONSTRUCTORA MONTE AZUL S.A.               0              0         346,519              0
96608270-4        CIECSA  S.A.                                    2,837              0               0              0
0-E               VINA DONA PAULA S.A.                                0          2,192               0              0
0-E               RAYEN CURA S.A.I.C.                                 0        183,530               0              0
                  TOTAL                                       5,022,190      2,390,646      21,292,513     21,675,448


CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE

     R.U.T.                        Company                            Short Term                      Long Term
     ------                        -------                            ----------                      ---------
                                                              09-30-2004      09-30-2003     09-30-2004      09-30-2003
                                                              ----------      ----------     ----------      ----------
86547900-K        S.A. VINA SANTA RITA                             140,395         207,172           0               0
89150900-6        VINA LOS VASCOS S.A.                              14,413           8,955           0               0
96972440-5        CRISTALCHILE INVERSIONES S.A.                      7,932           9,074           0               0
96721580-5        CRISTALCHILE COMUNICACIONES S.A.                     819          31,962           0               0
96539380-3        EDICIONES FINANCIERAS S.A.                           204               0           0               0
86755600-1        BAYONA S.A.                                      118,251          90,107           0               0
96608270-4        CIECSA S.A.                                            0          45,135           0               0
90320000-6        CIA. ELECTROMETALURGICA S.A.                     436,741         331,927           0               0
83032100-4        SERV. Y CONSULTORIAS HENDAYA S.A.                113,587          86,553           0               0
                  TOTAL                                            832,342         810,885           0               0

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES TRANSACTIONS

                                                                                 09-30-2004                09-30-2003
                                                                                 ----------                ----------
                                                                                        Effect on                 Effect on
                                                          Description of                 Results                   Results
         Company             R.U.T.       Relationship      Transaction      Amount    (Debit/Credit)   Amount  (Debit/Credit)
         -------             ------       ------------    --------------     ------    --------------   ------  --------------
                                                          Container
S.A. VINA SANTA RITA      86547900-K    Subsidiary        Sales              4,488,007    1,290,451   4,435,729     1,149,407
                                                           Packaging
                                        Subsidiary         sales               431,757            0     376,668             0
                                                          Materials
                                        Subsidiary        Purchase             427,162        6,815     481,729       128,212
                                                          Rent of
                                        Subsidiary        Vineyard              16,503       16,503      14,040        14,040
                                                          Dividends
                                        Subsidiary        Received             649,952            0   1,530,682             0
SERV. Y CONS. HENDAYA                   Controlling       Received
S.A.                      83032100-4    stockholder       services             781,298     -781,298     793,069      -793,069
                                        Controlling
                                        stockholder       Given services        14,551       14,551      15,960        15,960
                                        Controlling
                          90320000-6    stockholder       Dividends paid       341,897            0     705,988             0
CLARO Y CIA.              79753810-8    With the Chairman Legal assesment       35,322      -35,322      31,748       -31,748
                                        Indirect
NAVARINO S.A.             96566900-0    subsidiary        Loaned services        7,624        7,624       7,707         7,707
                                        Indirect
QUEMCHI S.A.              96640360-8    affiliate         Loaned services        7,624        7,624       8,346         8,346
CIA. SUDAMERICANA DE                    Indirect          Carrier
VAPORES S.A.              90160000-7    affiliate         services              82,982            0     190,570             0
                                        Controlling
BAYONA S.A.               86755600-1    stockholder       Dividends paid       355,935            0     734,973             0
                                        Indirect
VINA LOS VASCOS S.A.      89150900-6    affiliate         Direct sales         543,522      156,281     312,065        80,863
                                        Indirect          Materials
                                        affiliate         purchased             41,156            0      29,644             0
EDICIONES FINANCIERAS                   Indirect          Received
S.A.                      96793770-3    affiliate         services               3,870       -3,870       3,808        -3,808
CIA. ELECTROMETALURGICA                 Controlling
S.A.                      90320000-6    stockholder       Dividends paid     1,311,156            0   2,707,420             0
                                        Controlling       Materials
                                        stockholder       purchased              5,647            0       3,642             0
                                        Controlling       Account
                                        stockholder       Payments                   0            0         284             0
RED TELEVISIVA                          Related with
MEGAVISION S.A.           79952350-7    Subsidiary        Interests             33,042       33,042      93,394        93,394
                                        Related with
                                        Subsidiary        Adjustments           13,810       13,810      31,417        31,417
                                        Related with
                                        Subsidiary        Loan repayment             0            0   1,170,798             0
                                        Related with
                                        Subsidiary        Advertisements         5,000       -5,000           0             0
                                        Indirect          Long-term loan
METROPOLIS INTERCOM S.A.  96787750-6    affiliate         granted              861,688            0           0             0
                                        Indirect          Short-term
                                        affiliate         loan granted       2,725,425            0           0             0
CRISTALCHILE                                              Capital
COMUNICACIONES            96721580-5    Subsidiary        Contribution               0            0   2,550,160             0
                                        Subsidiary        Adjustments               42           42           0             0
CRISTALCHILE INVERSIONES
S.A.                      96972440-5    Subsidiary        Credit return      1,025,615            0   1,816,678             0
                                        Subsidiary        Adjustments          302,547      302,547     249,258       249,258
                                        Related with
VINA CARMEN S.A.          87941700-7    Subsidiary        Rent                  32,955       32,955           0             0
                                                          Capital
CIECSA S.A.               96608270-4    Subsidiary        Contribution               0            0   1,536,216             0
                                        Subsidiary        Adjustments               15          -15          92           -92
                                        Related with
VINA DONA PAULA  S.A.     0-E           Subsidiary        Direct Sales          23,556        6,773           0             0
                                        Indirect
RAYEN CURA S.A.I.C.       0-E           affiliate         Direct Sales         115,771       40,106     442,560       137,340
INMOB. Y CONSTRUCTORA
MONTE AZUL                78936090-1    Affiliate         Loan granted         343,815            0           0             0
                                        Affiliate         Interest               2,705        2,705           0             0

                                  07. Inventory

The balance of the inventory item corresponds to finished products and materials that are valued as described in Note 2 g). A detail of its composition is shown below:

                                              2004              2003
                                            ---------         ---------
                                             Th Ch$            Th Ch$

Finished Products                           4,165,325         2,723,155
Raw Materials and Fuel                      1,242,139         1,661,580
Materials and spare parts to be consmed       873,822         1,058,114
Materials in transit                        1,026,001           307,686

         TOTAL                              7,307,287         5,750,535

                       08. Deferred taxes and income taxes

A)   DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Estimated amortization periods of deferred taxes have been estimated on the average at 1 years for Short-Term Assets, 4 for Long-Term Assets, and 14 for Long-Term Liabilities.

B)   INCOME TAX

The Company established tax provisions of 17% of First Category Income Tax in 2004 and 16.5% in 2003, and 35% as single tax under Art. 21, for the 2004 and 2003 fiscal years.

Credits against taxes are shown deducting the payable obligation.

The itemized list is the following:

                                           2004                2003
                                          Th Ch$              Th Ch$

Fiscal year income tax reserve         (2,839,048)          (666,811)
Single tax reserve                        (10,176)            (8,161)
                                      ------------        -----------
SUBTOTAL                               (2,849,224)          (674,972)

Credits:
Monthly reserve payments                1,227,631          2,154,631
Training expenditure                       40,518             36,040
Credit fixed assets                             0                  0
Donations                                  12,500                  0
Recoverable VAT                                 0                  0
                                     ------------         ----------
CREDIT SUBTOTAL                         1,280,649          2,190,671


VAT Tax Credit previous fiscal year       745,453            236,091

TOTAL TAXES TO BE                    ------------         ----------
RECOVERED                                (823,122)         1,751,790

C)       TAXABLE PROFIT FUND


The company showed the following taxable profits to be distributed:

                                            2004              2003
                                          Thou Ch$          Thou Ch$
Generated as of 31.12.1983:
Profit Adjustment                         1,955,579        1,955,579
Generated since 01.01.1984:
Without Credit                            1,952,737        1,092,551
With 10% First Category Credit               22,897           23,125
With 15% First Category Credit           83,691,680       87,635,035
With 16% First Category Credit           14,608,036       16,432,597
With 15% Additional Rate Credit                 725              736
With 16.5% First Category Credit          7,024,928        4,179,243
With 17% First Category Credit           16,845,057                0
                                      -------------       ----------
SUBTOTAL TAX PROFITS                    124,146,060      109,363,287
    Non-income revenues                   6,886,405        6,955,188
                                      -------------     ------------
Total earnings to distribute            131,032,465      116,318,475

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX
DEFERRED TAXES

                                                                            09-30-2004
                                                    -----------------------------------------------------------
                                                        Asset Deferred Tax             Liability Deferred Tax
                                                    --------------------------      ---------------------------
                    Item                            Short term       Long Term       Short Term       Long Term
-------------------------------------------------   ----------       ---------       ----------       ---------
            Temporary Differences
Reserve non-collectable accounts                        29,431               0                0                0
Expected revenue                                             0               0                0                0
Vacation reserve                                        69,728               0                0                0
Amortization intangibles                                     0               0                0                0
Leased assets                                                0               0                0                0
Manufacturing expenses                                       0               0                0                0
Fixed asset depreciation                                     0               0                0        4,813,625
Severance                                                1,507         150,147                0                0
Other events                                                 0               0           54,143          502,789
Packaging reserve                                      154,061               0                0                0
Others reserve                                          20,400               0                0                0
Furnace repair reserve                                 325,031         401,392                0                0
Refractories obsolescence reserve                        7,135               0                0                0
Spare parts obsolescence reserve                       109,251               0                0                0
Deferred customs duties                                    729          20,087                0           73,330
Accumulated depreciation automobiles                         0          20,698                0                0
Unrealized profit                                       39,551          10,836                0                0
Fixed asset, molds                                           0               0                0          289,762
Amortization lower valued bonds                              0               0                0                0

                   OTHERS
Complementary accounts-net amortization                      0           5,586                0        2,155,779
Valuation reserve                                            0               0                -                -
Total                                                  756,824         597,574           54,143        3,523,727

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX
DEFERRED TAXES

                                                                            09-30-2003
                                                    -----------------------------------------------------------
                                                        Asset Deferred Tax             Liability Deferred Tax
                                                    --------------------------      ---------------------------
                    Item                            Short term       Long Term       Short Term       Long Term
-------------------------------------------------   ----------       ---------       ----------       ---------
            Temporary Differences
Reserve non-collectable accounts                        23,994               0                0                0
Expected revenue                                             0               0                0                0
Vacation reserve                                        63,086               0                0                0
Amortization intangibles                                     0               0                0                0
Leased assets                                                0               0                0                0
Manufacturing expenses                                       0               0                0                0
Fixed asset depreciation                                     0               0                0        4,682,023
Severance                                                1,784         147,543                0                0
Other events                                                 0               0           54,133          560,950
Packaging reserve                                      196,711               0                0                0
Others reserve                                               0               0                0                0
Furnace repair reserve                                       0         589,832                0                0
Refractories obsolescence reserve                        7,203               0                0                0
Spare parts obsolescence reserve                        98,860               0                0                0
Deferred customs duties                                      0               0                0            1,990
Accumulated depreciation automobiles                         0          16,864                0           81,841
Unrealized profit                                       41,693           7,102                0                0
Fixed asset, molds                                           0               0                0          268,229
Amortization lower valued bonds                              0               0                0                0

                   OTHERS
Complementary accounts-net amortization                      0          12,753                0        2,420,055
Valuation reserve                                            -               -
Total                                                  433,331         748,588           54,133        3,174,978

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX
               INCOME TAX

                               ITEM                                       09-30-2004        09-30-2003
---------------------------------------------------------------------  ----------------  ----------------

Current tax costs (tax reserve)                                             -2,849,224          -674,971
Adjustment tax cost (previous year)                                                  0                 0
Effect on assets or liabilities from deferred tax of fiscal year               235,987           -99,677
Tax benefit from tax losses                                                          0                 0
Effect of amortization of complementary accounts of deferred
assets and liabilities                                                        -213,963          -127,306
Effect on assets or liabilities of deferred tax for changes in
evaluation reserve                                                                   0                 0
Other debits or credits in the account                                         -41,868                 0

Total                                                                       -2,869,068          -901,954

        09. Short-term and long-term leasing contracts and leasing assets
 (note required only for leasing companies defined in circular No. 939 of 1990).


As of September 30, 2004 and 2003, there are no transactions for this concept.

                            10. Other current assets

As of September 30, 2004, investments in financial instruments for Th Ch$ 12,947,043, with resale agreements, valued as stated in note 2 p) for Th Ch$ 11,732,400 corresponding to agreements in pesos, and agreements in US$ under 90 days for Th$ 1,214,643.

On September, 2004 Th Ch$ 328,138 are included corresponding to issuance expenses and rate placement difference of bonds series C and D.

Also there was a balance in favor of Cristalerias de Chile for Th Ch$ 483,000 for Future Contracts, more detail of these is shown in note 34 Derivative Contracts.

As of September 30, 2003, there was a balance of Th Ch$ 2,088,112 investments in financial instruments with resale agreements in pesos for Th Ch$ 840,232, valued as stated in note 2 p), and agreements in US$ under 90 days for Th$ 1,247,880.

Th Ch$ 330,480 are also included, corresponding to issuance expenses and rate placement difference of bonds series C and D.

          11. Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities

Information about these transactions is presented on attached charts.

CRISTALERIAS DE CHILE S.A.

NOTE 11 - Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities

Sale Operations with buyback agreement (VRC) and Purchase with resale agreement
(CRV)

                      Dates
            --------------------------                                                    Original        Price
Code           Start          End                         Counterpart                     Currency         Set
----------  ------------  ------------  -----------------------------------------------  -----------  ---------------

CRV          09.24.2004    10.01.2004                        BCI CB                          PESO            500,000
CRV          09.24.2004    10.12.2004                       BANCHILE                         PESO          5,100,000
CRV          09.28.2004    10.05.2004                       BANCHILE                         PESO          2,000,000
CRV          09.28.2004    10.01.2004                       BANCHILE                         PESO            300,000
CRV          09.29.2004    10.06.2004                       BANCHILE                         PESO            940,000
CRV          09.30.2004    10.07.2004                        BCI CB                          PESO          1,590,000
CRV          09.27.2004    10.04.2004                 SANTANDER INVESTMENT                   PESO          1,300,000
CRV          09.27.2004    10.12.2004            SANTANDER S.A. AGENTE VALORES              DOLLAR           608,900
CRV          09.27.2004    10.18.2004            SANTANDER S.A. AGENTE VALORES              DOLLAR           605,572


                      Dates
            --------------------------                                                                    Market
Code           Start          End              Rate              Final Value          Document ID          Value
----------  ------------  ------------  ------------------  ---------------------  -----------------  ---------------
CRV          09.24.2004    10.01.2004          0.16                500,198              PDBC-BCP             500,160
CRV          09.24.2004    10.12.2004          0.16              5,104,896             BCP-BUCER           5,101,632
CRV          09.28.2004    10.05.2004          0.19              2,000,887          STGEC-STGCC-CHI        2,000,253
CRV          09.28.2004    10.01.2004          0.19                300,057             STD-STGCC             300,039
CRV          09.29.2004    10.06.2004          0.18                940,395              PRC-BCU              940,056
CRV          09.30.2004    10.07.2004          0.20              1,590,742          CERO-DUSAN-PDBC        1,590,000
CRV          09.27.2004    10.04.2004          0.20              1,300,516              PRC-ZERO           1,300,260
CRV          09.27.2004    10.12.2004          1.70                609,331          PRD-BCD-BCP-STD          608,986
CRV          09.27.2004    10.18.2004          1.70                606,172          PRD-BCD-BCP-STG          605,657


                                12. Fixed Assets

Fixed Assets:

The Fixed Assets are shown at purchase cost plus the legal and regulatory revaluations accumulated as of September 30, 2004 and 2003.

The items that make up the Company's fixed assets as of September 30, 2004 and 2003 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery and Equipment distributed in the Padre Hurtado Plant.

Technical Reappraisal and Adjustment of Accounting Values

The company carried out a technical reappraisal of its fixed assets in 1979. Likewise, in June 1986 it adjusted those assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations:

The charge against results for this item is Th Ch$ 7,984,245 in 2004 and Th Ch$ 7,413,630 in 2003.

The detail is shown on an attached chart.

                                       FIXED ASSETS

                                               2004                 2003
                                          --------------       --------------
                                              Th Ch$               Th Ch$
LAND
Land & mining claims                         1,531,255              1,532,050
Subtotal land                                1,531,255              1,532,050

Subtotal land                                1,531,255              1,532,050

High rises and industrial const.            13,633,867             13,608,892
Facilities                                   9,879,527              9,255,141
Housing developments                            26,711                 26,685
Subtotal  constructions &
infrastrucrture                             23,540,105             22,890,718

Accumulated depreciation                   (10,386,787)            (9,063,863)
Depreciation for the fiscal year            (1,005,708)              (982,283)
Subtotal depreciation                      (11,392,495)           (10,046,146)

SUBTOTAL CONSTRUCTIONS & INFRASTRUCTURE     12,147,610             12,844,572

MACHINERY & EQUIPMENT
---------------------
Machinery                                   58,359,398             55,405,912
Furnaces                                    47,258,066             47,107,775
Furniture and Materials                      1,386,608              1,291,881
Tools                                          445,987                354,302
Vehicles                                       215,438                215,235
Subtotal Machinery & equipment             107,665,497            104,375,105

Accumulated depreciation                   (50,212,007)           (41,700,742)
Depreciation for the fiscal year            (6,819,127)            (6,272,091)
Subtotal depreciation                      (57,031,134)           (47,972,833)

Subtotal machinery & equip                  50,634,363             56,402,272

OTHER FIXED ASSETS
------------------
Spare parts                                  6,860,830              5,634,169
Imports in transit                           1,554,380                125,639
Works underway                               2,716,718              1,129,900
Lots in Pirque and Leyda                       418,042                471,719
Other                                          403,791                325,000
Subtotal other assets                       11,953,761              7,686,427

TOTAL FIXED ASSETS                         144,690,618            136,484,300
TOTAL ACCUMUL. DEPREC.                     (60,598,794)           (50,764,605)
TOTAL DEPREC FOR F. YEAR                    (7,824,835)            (7,254,374)
TOTAL NET FIXED ASSETS                      76,266,989             78,465,321

            TECHNICAL REVALUATION AND ADJUSTMENT OF ACCOUNTING VALUES

                                               2004                   2003
                                           -----------            -----------
                                              Th Ch$                 Th Ch$

LAND
----
Land and mining claims                         319,012                318,603
Subtotal land and mining claims net            319,012                318,603

CONSTRUCTIONS & INFRASTRUCTURE
------------------------------
High rises and industrial constructions      6,371,495              6,365,235
Facilities                                      42,110                 42,068
Subtotal Constructions                       6,413,605              6,407,303

Accumulated depreciation                    (5,156,792)            (4,939,451)
Depreciation for the fiscal year              (159,410)              (159,256)
Subtotal depreciations                      (5,316,202)            (5,098,707)

Subtotal Constuctions & Infrastucture net    1,097,403              1,308,596

MACHINERY & EQUIPMENT
---------------------
Furnaces                                             0                      0
Machinery                                            0                      0
Tools                                                0                      0
Furniture and Materials                              0                      0
Subtotal Machinery & equipment                       0                      0

Accumulated depreciation                             0                      0
Depreciation for the fiscal year                     0                      0
Subtotal depreciation                                0                      0

Subtotal machinery & equip                           0                      0

Total Net Technical Revaluation              1,416,415              1,627,199
                                           -----------            -----------

TOTAL REVALUATED ASSET                       6,732,617              6,725,906
TOTAL ACCUMULATED DEPRECIATION              (5,156,792)            (4,939,451)
TOTAL DEPRECIATION FOR YEAR                   (159,410)              (159,256)
TOTAL NET                                    1,416,415              1,627,199

                      13. Sales transactions with leaseback


These type of transactions were not carried out as of September 30, 2004 and 2003.

                      14. Investments in related companies

In agreement with established in Circular N(0) 1697de the SVS, for the investments valuation in related companies carried out prior to the January 1, 2004, the Equity Method (VPP) has continued to be used.

This method consists of assigning the investment a value equivalent to the proportion that corresponds to the company in the issuer's equity at book value, and recognizing proportionally, the variations that it experiences.


CIECSA S.A.

On April 20, 2000 the Shareholders of Ciecsa S.A. agreed to increase its equity by the equivalent to UF 359,921 through the issue of 343,750,000 shares that were fully subscribed by Cristalchile S.A.

On April 18, 2003 such subscription was paid. On August 26, 2003 it was agreed to increase CIECSA's capital by Th Ch$ 910,000, through the issue of 36,400,000 shares totally subscribed and paid by Cristalchile, with which the participation in the subsidiary increased to 98.45%.


CRISTALCHILE INVERSIONES S.A.

This company was formed at the end of 2001 in which Cristalerias de Chile S.A. has a 99.99% share of the equity. Cristalchile Inversiones S.A., in turn, registers a 40% investment in Rayen Cura S.A.I.C., a company constituted in the city of Mendoza, Republic of Argentina.

On January 31, April 25 and June 30 of 2003 Rayen Cura S.A.I.C. made capital reimbursements of part of a capital increase paid on April 29, 2002. Reimbursed amounts totaled Th US$ 2,600.

As of September 30, 2004 the financial statements of Rayen Cura S.A.I.C. have recognized an exchange rate of $2.96 Argentine pesos per US Dollar.
CristalChile Inversiones S.A., in turn, has adjusted the financial statements of Rayen Cura S.A.I.C. in order to acknowledge the variation occurred from $2.91 Argentine pesos (exchange rate used as of December 31, 2003) and $2.96 Argentine pesos per US dollar as of September 30, 2004.

As an effect of the result of this affiliate and the conversion of the financial statements of Rayen Cura S.A.I.C., according to Chilean normative, CristalChile Inversiones S.A., has recognized a Th Ch$ 837,914 income as of September 30, 2004, and a Th Ch$ 728,836 income as of September 30, 2003.

On the other hand, the dollar exchange rate variation during the 2004 and 2003 fiscal years originated a Th Ch$ 61,568 charge in 2004 and a Th Ch$ 1,252,448 credit in 2003 in the item Other Equity Reserves, for the investment in Rayen Cura S.A.I.C. and from the negative goodwill produced by the purchase of shares of that company.

CRISTALCHILE COMUNICACIONES S.A.

As of September 29, 2003 the Shareholders agreed to increase the company's equity by issuing 3,861,538 shares, without nominal value, at a value of Ch$ 650 each, which represents Th Ch$ 2,510,000.

Such increase was subscribed and paid by Cristalerias de Chile S.A., with which its participation in the company's equity reaches 99.998%.


S.A. VINA SANTA RITA

As of September 30, 2004, the company has registered an unrealized income of Th Ch$ 44,915, corresponding to container sales to the subsidiary S.A. Vina Santa Rita.

As of September 30, 2004, the balance accumulated for this concept totaled Th Ch$ 239,700 (Th Ch$ 252,684 in 2003).

INMOBILIARIA MONTE AZUL S.A.

On May 14, 2004, Cristalchile S.A. paid its subsidiary Constructora Apoger Th Ch$196 corresponding to 49% of the rights of that society. With this contribution the participation in the coligate reaches 50% as of September 30, 2004. In order to determine the fair value, the paid value corresponds to market value, thus adjustment for present value has not originated.

CRISTALERIAS DE CHILE S.A.
NOTE 14 -  INVESTMENTS IN RELATED COMPANIES
DETAIL OF INVESTMENTS

                                                                       Shareholder           Company
                                 Country  Investment                   (Percentage)            Equity
                                   of       Control   Number      ----------------------  -----------------------
   R.U.T.          Company        Origin  Currency  of Shares     09-30-2004  09-30-2003  09-30-2004   09-30-2003
   ------          -------        ------  --------  ---------     ----------  ----------  ----------   ----------
              Cristalchile
              Comunicaciones
96721580-5    S.A.                Chile     Peso   105,074,698    99.99820    99.99820  70,207,975   71,743,988
              S.A. Vina Santa
86547900-K    Rita S.A.           Chile     Peso   493,959,597    54.09700    54.09700  81,722,164   82,649,498
86881400-4    Envases CMF S.A.    Chile     Peso        28,000    50.00000    50.00000  33,075,371   33,617,484
96608270-4    Ciecsa S.A.         Chile     Peso   689,301,305    98.44580    98.44580  18,477,821   16,673,471
              Constructora
96767580-6    Apoger S.A.         Chile     Peso       800,000    80.00000    80.00000       3,147        5,158
              Inmobiliaria Don
96826870-8    Alberto S.A.        Chile     Peso         3,817     0.00000    38.17000           0           27
              Cristalchile
96972440-5    Inversiones S.A.    Chile     Peso         9,999    99.99000    99.99000  -3,135,698   -2,169,804
              Inmobiliaria
78936090-1    Monte Azul S.A.     Chile     Peso            50    50.00000     0.00000      -9,169            0
              TOTAL

                                                          Equity of societies        Net Income at           Result of
   R.U.T.          Company               Net Income          at Fair Value            Fair Value              Accrual
   ------          -------               ----------       -------------------        -------------           ----------
                                  09-30-2004  09-30-2003 09-30-2004 09-30-2003  09-30-2004 09-30-2003   09-30-2004 09-30-2003
                                  ----------  ---------- ---------- ----------  ---------- ----------   ---------- ----------
              Cristalchile
              Comunicaciones
96721580-5    S.A.                -5,559,749  -5,334,291                                                -5,559,647  -5,334,192
              S.A. Vina Santa
86547900-K    Rita S.A.            5,395,156   3,704,890                                                 2,918,618   2,052,922
86881400-4    Envases CMF S.A.       750,439     724,835                                                   375,220     362,417
96608270-4    Ciecsa S.A.          2,101,212     838,952                                                 2,068,555     825,914
              Constructora
96767580-6    Apoger S.A.             -1,637      -1,068                                                    -1,310        -854
              Inmobiliaria Don
96826870-8    Alberto S.A.                 0          -8                                                         0          -4
              Cristalchilz
96972440-5    Inversiones S.A.       697,041     481,785                                                   696,971     481,736
              Inmobiliaria
78936090-1    Monte Azul S.A.         -9,776           0     -9,169         0       -9,776          0       -4,888           0
              TOTAL



                                                               Income not                 Book value
   R.U.T.          Company                VPP                   Realized                of Investment
   ------          -------                ---                  ----------               -------------
                                  09-30-2004  09-30-2003  09-30-2004 09-30-2003      09-30-2004  09-30-2003
                                  ----------  ----------  ---------- ----------      ----------  ----------
              Cristalchile
              Comunicaciones
96721580-5    S.A.                64,647,043  71,742,674           0           0     64,647,043   71,742,674
              S.A. Vina Santa
86547900-K    Rita S.A.           47,127,865  44,710,907     239,700     252,684     46,888,165   44,458,223
86881400-4    Envases CMF S.A.    16,537,685  16,808,743           0           0     16,537,685   16,808,743
96608270-4    Ciecsa S.A.         20,259,204  16,414,329     201,247     234,561     20,057,957   16,179,768
              Constructora
96767580-6    Apoger S.A.              2,517       4,127           0           0          2,517        4,127
              Inmobiliaria Don
96826870-8    Alberto S.A.                 0          10           0           0              0           10
              Cristalchile
96972440-5    Inversiones S.A.             0           0           0           0              0            0
              Inmobiliaria
78936090-1    Monte Azul S.A.         -4,584           0           0           0         -4,584            0
              TOTAL              148,569,730 149,680,790     440,947     487,245    148,128,783  149,193,545


                       15. Investments in other companies

As of September 30, 2004 and 2003 there are no investments in other companies.

                            16. Goodwill Amortization

NEGATIVE GOODWILL

Stock purchases made among years 1993 and 1999 of S.A. Vina Santa Rita and Ciecsa S.A., have produced negative goodwill whose net balance to be amortized as of September 30, 2004 totaled Th Ch$ 1,797,583 (Th Ch$ 1,970,339 in 2003).


POSITIVE GOODWILL

 As of September 30, 2004 and 2003 there are no transactions for this concept.

CRISTALERIAS DE CHILE S.A.
NOTE 16 - GOODWILL ON INVESTMENTS
Negative Goodwill


     R.U.T.            Company Name                    09-30-2004                          09-30-2003
     ------            ------------        -------------------------------     -------------------------------
                                                                Balance of                          Balance of
                                           Amount Amortiz.       Negative      Amount Amortiz.       Negative
                                             this period         Goodwill        this period         Goodwill
                                           --------------      -----------     --------------      ----------

86547900-K        S.A. Vina Santa Rita          38,347           531,312            38,310           581,877
96608270-4        Ciecsa S.A.                   92,654         1,266,271            92,564         1,388,462
                  TOTAL                        131,001         1,797,583           130,874         1,970,339


                                 17. Intangibles

As of September 30, 2004 and 2003 there are no values for these concepts.

                               18. Other (Assets)

As of September 30, 2004 there is a balance for issuance expenses of bond series C and D for Th Ch$ 791,077 and the negative goodwill produced as a result of their placement of Th Ch$ 2,166,518

As of September 30, 2003 there is a balance for issuance expenses of bond series C and D for Th Ch$ 933,271 and the negative goodwill produced as a result of their placement of Th Ch$ 2,374,617.

As of September 30, 2003, the sum of Th Ch$ 9,012,140 for investments in Bonds of Celulosa Arauco y Constitucion S.A., equivalent to US$ 13,420,000 at an annual rate of 6.95%, with maturity on September 15, 2005 and Th Ch$ 103,006 for overprice paid in the acquisition of the bonds which are amortized during their maturity, are included in Other Long-term Assets.

        19. Short-term obligations with banks and financial institutions

a)   Short-term obligations with Banks and Financial Institutions (5.21.10.10).

As of September 30, 2004 and 2003, there are no short-term bank obligations.


b)   Long-term obligations with Banks and Financial Institutions (5.21.10.20).

A list of operations is shown on the attached chart.



CRISTALERIAS DE CHILE S.A.
NOTE 19 -  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM
                               Type of Currency and Readjustment Index

                                                   Dollars                  Euros                  Yens
               Bank or Financial           ----------------------  -----------------------  ----------------------
  R.U.T.       Institution                 06-30-2004  06-30-2003  09-30-2004   09-30-2003  09-30-2004  09-30-2003
---------      -----------------           ----------  ----------  ----------   ----------  ----------  ----------
Short term (code:  5.21.10.10)

Long Term - Short Term (code: 5.21.10.20)
0-E        J.P Morgan Chase Bank            292,991      138,250           0           0            0           0
           Others                                 0            0           0           0            0           0
           TOTAL                            292,991      138,250           0           0            0           0

           Capital amount due                     0            0           0           0            0           0
           Average annual interest rate        2.05         1.925

              Percentage oblig. foreign curr. (%)        100.0000
              Percentage oblig. foreign curr. (%)          0.0000



               Bank or Financial          Other Foreign
  R.U.T.          Institution               Currencies                 U.F.             Non adjustable $             Total
----------     -----------------      ----------------------  ----------------------  ---------------------  ----------------------
                                      09-30-2004  09-30-2003  09-30-2004  09-30-2003  09-30-2004 09-30-2003  09-30-2004  09-30-2003
                                      ----------  ----------  ----------  ----------  ---------------------  ----------  ----------
Short term (code:  5.21.10.10)

Long Term - Short Term (code:
5.21.10.20)
0-E        J.P Morgan Chase Bank            0            0           0           0           0          0    292,991      138,250
           Others                           0            0           0           0           0          0          0            0
           TOTAL                            0            0           0           0           0          0    292,991      138,250

           Capital amount due               0            0           0           0           0          0          0            0
           Average annual interest
           rate


                          20. Other Current Liabilities

As of September 30, 2003 , a positive balance of Th Ch$ 4,118,995 in favor of financial institutions was produced, as a consequence of Future Contracts subscribed by the Company, more detail of these is shown in note 34 Derivative Contracts.

         21. Long term liabilities with banks and financial institutions

The obligations with banks and financial institutions are presented on the charts attached.

01.

CRISTALERIAS DE CHILE S.A.
NOTE 21: LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long-term Obligations With Banks and Financial Institution


                                                                             Maturity
                                        -------------------------------------------------------------------------------------
                                                                                                         More than 10 years
            Bank or Financial           Adjustment         From 1      From 2      From 3     From 5     ------------------
R.U.T.      Institution                 index currency      to 2        to 3        to 5       to 10       Amount     Term
-------     -----------------           --------------     ------      ------      ------     -------    ---------   ------
                                                            ThCh$        ThCh$       ThCh$      ThCh$      ThCh$

0-E         J.P. Morgan Chase Bank       Dollars            7,611,250  15,222,500   7,611,250        --         --       --
                                         Euros                     --          --          --        --         --       --
                                         Yen                       --          --          --        --         --       --
                                         UF                        --          --          --        --         --       --
                                         Non-adj.CH$               --          --          --        --         --       --
                                         Others                    --          --          --        --         --       --
            Total                                           7,611,250  15,222,500   7,611,250        --         --       --
Porcentaje de obligaciones en moneda extranjera               100.00%
Porcentaje de obligaciones en moneda nacional                   0.00%


                                                                Closing date           Closing date
                                                               Current period         Previous period
                                                       --------------------------     ----------------
                                                        Total Long-Term   Average      Total Long-Term
                                                         at closing of    annual        at closing of
           Bank or Financial          Adjustment         Financial        interest        Financial
  R.U.T.   Institution               index currency      Statements       rate           Statements
  ------   -----------------         --------------    --------------    --------      ---------------

0-E        J.P. Morgan Chase Bank        Dollars           30,445,000        2.05           33,577,276
                                         Euros                     --          --                   --
                                         Yen                       --          --                   --
                                         UF                        --          --                   --
                                         Non-adj.CH$               --          --                   --
                                         Others                    --          --                   --
           Total                                           30,445,000                       33,577,276


            22. Short-term and long-term obligations with the public
                        (promissory notes and bonds)

As of September 30, 2004, there are obligations with the public for UF 4,100,000, equivalent to Th Ch$ 70,482,198 (Th Ch$ 70,590,383 in 2003) divided in series C1, C2, D1 and D2, with a 4.75% annual interest in series C and 5.80% in series D. During 2004, are represented UF 500,000 in short term (Ch$ 8,595,390) and UF 3,600,000 in long term (Th Ch$ 61,886,808).

In the short term there is a balance of Th Ch$ 786,791 (Th Ch$ 787,998 in 2003) corresponding to accrued interests for UF 45,768.20.

Bond series C have a tenor of 6 years with amortizations beginning 2 years from the placement date. Bond series D have a tenor of 21 years with amortizations beginning 6 years from the placement date.

Cristalerias de Chile S.A.

NOTE 22: SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC (PROMISSORY NOTES AND BONDS) BONDS


       REGISTRATION OR
      IDENTIFICATION No.                           CURRENT         INDEXING       INTEREST      FINAL
        OF INSTRUMENT              SERIES        FACE VALUE      UNIT OF BOND       RATE       MATURITY
      -----------------         -----------      ----------      ------------      -------     --------

LONG-TERM BONDS-CURRENT PORTION

296-09.07.02                    C1 Interests              0           UF             4.75      01-15-2005
296-09.07.02                    C2 Interests              0           UF             4.75      01-15-2005
296-09.07.02                    D1 Interests              0           UF             5.80      01-15-2005
296-09.07.02                    D2 Interests              0           UF             5.80      01-15-2005
296-09.07.02                    C1                  500,000           UF             4.75      07-15-2005



                                            INSTALLMENTS                      PAR VALUE
                                  --------------------------------     ----------------------------
       REGISTRATION OR                                                                                      ISSUE
      IDENTIFICATION No.          INTEREST          AMORTIZATION                                         IN CHILE OR
        OF INSTRUMENT             PAYMENT             PAYMENT          09-30-2004      09-30-2003           ABROAD
      -----------------           --------          -------------      ----------      ----------        -----------
LONG-TERM BONDS-CURRENT PORTION

296-09.07.02                      SEMI-ANNUAL        SEMI-ANNUAL             258,941          259,338       LOCAL
296-09.07.02                      SEMI-ANNUAL        SEMI-ANNUAL              86,314           86,446       LOCAL
296-09.07.02                      SEMI-ANNUAL        SEMI-ANNUAL             399,485          400,099       LOCAL
296-09.07.02                      SEMI-ANNUAL        SEMI-ANNUAL              42,051           42,115       LOCAL
296-09.07.02                      SEMI-ANNUAL        SEMI-ANNUAL           8,595,390                0       LOCAL

              TOTAL CURRENT PORTION                                        9,382,181          787,998




       REGISTRATION OR
      IDENTIFICATION No.                           CURRENT         INDEXING       INTEREST      FINAL
        OF INSTRUMENT              SERIES        FACE VALUE      UNIT OF BOND       RATE       MATURITY
      -----------------         -----------      ----------      ------------      -------     --------

LONG-TERM BONDS

296-09.07.02                        C1            1,500,000           UF            4.75      07-15-2008
296-09.07.02                        C2              500,000           UF            4.75      07-15-2008
296-09.07.02                        D1            1,900,000           UF            5.80      07-15-2023
296-09.07.02                        D2              200,000           UF            5.80      07-15-2023



                                            INSTALLMENTS                      PAR VALUE
                                  --------------------------------     ----------------------------
       REGISTRATION OR                                                                                      ISSUE
      IDENTIFICATION No.          INTEREST          AMORTIZATION                                         IN CHILE OR
        OF INSTRUMENT             PAYMENT             PAYMENT          09-30-2004      09-30-2003           ABROAD
      -----------------           --------          -------------      ----------      ----------        -----------
LONG-TERM BONDS

296-09.07.02                      SEMI-ANNUAL        SEMI-ANNUAL          17,190,780       25,825,750       LOCAL
296-09.07.02                      SEMI-ANNUAL        SEMI-ANNUAL           8,595,390        8,608,583       LOCAL
296-09.07.02                      SEMI-ANNUAL        SEMI-ANNUAL          32,662,482       32,712,616       LOCAL
296-09.07.02                      SEMI-ANNUAL        SEMI-ANNUAL           3,438,156        3,443,434       LOCAL

               LONG-TERM TOTAL                                            61,886,808       70,590,383


                          23. Provisions and Write-offs

Provisions:

As of September 30, 2004, the Company has short-term provisions of Th Ch$ 7,806,558 and Th Ch$ 5,441,149 in 2003.

In the Long-term, provisions are recorded of Th Ch$ 6,604,096 as of September 30, 2004 and Th Ch$ 7,745,359 as of September 30, 2003.

a)   Bad Debt Reserves:

The Company has established a reserve for bad debts of Th Ch$ 173,127, and Th Ch$ 145,417, respectively, as of September 30, 2004 and 2003.

This provision is deducted from the balance of debtors from sales, as stated in note 5.


b)   Vacation Provision:

The company has established a provision for the total cost of vacations pending as of September 30, 2004 and 2003, as established in Technical Bulletin No. 47 of the Accountants Association of Chile.

The net balance for this item amounts Th Ch$ 410,164 as of September 30, 2004 (Th Ch$ 382,338 in 2003).


c)   Provision for Furnace Reconstruction:

This provision is established throughout the useful life of the refractories of each smelting furnace so their repair will not have a distort the result of the fiscal year when the repairs are made.

The Company has established a provision for this item in the amount of Th Ch$ 4,273,077 and Th Ch$ 3,571,074 as of September 30, 2004 and 2003, respectively.

An itemized list of the amounts provisioned is shown in the attached chart.

Cristalerias de Chile S.A.

Note Provisions and Write-offs               2004               2003
                                          ---------           ---------
Short term                                  ThCh$               ThCh$
----------
Packing for Client Return                    906,239          1,168,581
Furnace Reconstruction                     1,911,946                  0
Board Share                                  569,494             98,186
Reserve Spare Parts                          375,866            445,200
Legal Holiday                                410,164            382,338
Severance Pay                                185,695            184,430
Provision Subsidiary Losses                2,305,248          2,169,587
Provision Indirect Expenses                  721,337            698,262
Provision Legal Gratification                 86,090             83,141
Other Provisions                             334,479            211,424
                                           ---------          ---------
Total Short Term                           7,806,558          5,441,149

Long term
---------
Severance Pay                              4,242,965          4,174,285
Furnace Reconstruction                     2,361,131          3,571,074
                                           ---------          ---------
Total Long-Term                            6,604,096          7,745,359

                             24. Severance Payments


The reserve for severance payments to personnel is included at its current value, as expressed in note 2 r). As of September 30, 2004 it totals Th Ch$ 4,428,660 (Th Ch$ 4,358,715 in 2003).

As of September 30, 2004 and 2003 the parent company has paid severance payments of Th Ch$ 180,607 and Th Ch$ 140,701 respectively, chargeable against the reserve.

                         25. Other long-term liabilities

As of September 30, 2004 and 2003 there are no values for this concept.

                              26. Minority interest

Not applicable to individual financial statements.

                              27. Changes in Equity

a)   Activity in 2004 and 2003

The activity of the capital and reserve accounts in the fiscal years ended on September 30, 2004 and 2003, are shown in the attached charts.

b)   Other Reserves

The detail of Other Reserves is the following:

                                                  2004           2003
                                              ---------        ---------
                                                Th Ch$         Th Ch$

Future capital increases                      4,667,636         4,450,953
Reserve for adjustment of value               1,416,415         1,627,199
of fixed assets
Adjustment for conversion difference            593,044         2,164,029
in investment in Rayen Cura S.A.I.C.          ---------         ---------

TOTAL OTHER RESERVES                          6,677,095         8,242,181

CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NET WORTH


                                                             Reserve          Premium
                                             Paid-in          capital         in sale of         Other           Reserve
                 Items                       Capital        revaluation         shares         Reserves      Future Dividends
----------------------------------------   ----------       -----------      -----------      ---------      ----------------
Balances as of 09-30-2004
Initial balance                            65,396,749               0        27,874,377       6,421,900      123,160,119
Distribution result previous fiscal year            0               0                 0               0        5,468,440
Final dividend previous fiscal year                 0               0                 0               0       -1,612,800
Capital increases with cash stock issue             0               0                 0               0                0
Reserves and/or Profits Capitalization              0               0                 0               0                0
Development period Accumulated deficit              0               0                 0               0                0
Accumulated conversion difference
adjustment                                          0               0                 0         133,179                0
Eventual Dividend                                   0               0                 0               0                0
Payment shares                                      0               0                 0               0                0
Owner's equity Revaluation                          0       1,242,538           529,613         122,016        2,411,687
Fiscal Year Result                                  0               0                 0               0                0
Provisional Dividends                               0               0                 0               0                0
                                           ----------       ---------        ----------       ---------      -----------
Final balances                             65,396,749       1,242,538        28,403,990       6,677,095      129,427,446
                                           ----------       ---------        ----------       ---------      -----------
Balances as of 09-30-2003
Initial balance                            64,749,257               0        27,598,393       9,713,099      114,912,655
Distribution result previous fiscal year            0               0                 0               0       14,356,726
Final dividend previous fiscal year                 0               0                 0               0       -5,526,400
Capital increases with cash stock issue             0               0                 0               0                0
Reserves and/or profit Capitalization               0               0                 0               0                0
Development period accumulated deficit              0               0                 0               0                0
Accumulated conversion difference
adjustment                                          0               0                 0      -1,717,273                0
Eventual Dividend                                   0               0                 0               0         -960,000
Payment shares                                      0               0                 0               0                0
Owner's equity revaluation                          0         776,991           331,181         116,557        1,573,338
Fiscal Year Result                                  0               0                 0               0                0
Provisional Dividends                               0               0                 0               0                0
Final balances                             64,749,257         776,991        27,929,574       8,112,383      124,356,319
                                           ----------       ---------        ----------       ---------      -----------
Updated balances                           65,785,245         789,423        28,376,447       8,242,181      126,346,020
                                           ----------       ---------        ----------       ---------      -----------

                                                                                  Devel.           Fiscal
                                             Accumulated       Provisional        Period            Year
                 Items                         Results          Dividends         Deficit          Result
----------------------------------------    ------------       -----------        --------         -------
Balances as of 09-30-2004
Initial balance                             6,426,520           -958,080                0                0
Distribution result previous fiscal year   -6,426,520            958,080                0                0
Final dividend previous fiscal year                 0                  0                0                0
Capital increases with cash stock issue             0                  0                0                0
Reserves and/or Profits Capitalization              0                  0                0                0
Development period Accumulated deficit              0                  0                0                0
Accumulated conversion difference
adjustment                                          0                  0                0                0
Eventual Dividend                                   0                  0                0                0
Payment shares                                      0                  0                0                0
Owner's equity Revaluation                          0            -12,800                0                0
Fiscal Year Result                                  0                  0                0       14,237,355
Provisional Dividends                               0         -2,560,000                0                0
                                          -----------        -----------      -----------      -----------
Final balances                                      0         -2,572,800                0       14,237,355
                                          -----------        -----------      -----------      -----------
Balances as of 09-30-2003
Initial balance                            17,660,662         -3,303,936                0                0
Distribution result previous fiscal year  -17,660,662          3,303,936                0                0
Final dividend previous fiscal year                 0                  0                0                0
Capital increases with cash stock issue             0                  0                0                0
Reserves and/or profit Capitalization               0                  0                0                0
Development period accumulated deficit              0                  0                0                0
Accumulated conversion difference
adjustment                                          0                  0                0                0
Eventual Dividend                                   0                  0                0                0
Payment shares                                      0                  0                0                0
Owner's equity revaluation                          0               -960                0                0
Fiscal Year Result                                  0                  0                0        2,415,990
Provisional Dividends                               0           -960,000                0                0
Final balances                                      0           -960,960                0        2,415,990
                                          -----------        -----------      -----------      -----------
Updated balances                                    0           -976,335                0        2,454,646
                                          -----------        -----------      -----------      -----------

CRISTALERIAS DE CHILE S.A.
NOTE 27:  CHANGES IN EQUITY - NUMBER OF SHARES

                      No.               No.                 No.
                    SHARES            SHARES             SHARES
   SERIES         SUBSCRIBED           PAID            WITH VOTING
   ------         ----------        ----------         -----------
   SINGLE         64,000,000        64,000,000         64,000,000


CRISTALERIAS DE CHILE S.A.
NOTE 27:  CHANGES IN NET WORTH - CAPITAL (AMOUNT - TH CH$)

                  SUBSCRIBED         PAID-IN
   SERIES          CAPITAL           CAPITAL
   ------          -------           -------

   SINGLE         65,396,749        65,396,749

                   28. Other Non-operating Income and Expenses

As of September 30, 2004 non-operating income amounted Th Ch$ 425,365 and Th Ch$ 292,827 in 2003.

Non-operating expenses amounted to Th Ch$ 724,138 as of September 30, 2004 and Th Ch$ 637,254 in fiscal year 2003.

More detail is shown in annexed chart.

                        Non-operating Income and Expenses


CRISTALERIAS DE CHILE S.A.
NOTE 28:  OTHER NON-OPERATING INCOME AND EXPENSES

                                                  2004               2003
                                               -------            -------
                                                Th Ch$             Th Ch$
INCOME
Offices and establishments rental              129,385            125,099
Sale of fixed assets                             8,676              4,599
Compensation for Damage                            988              2,592
Sale of materials                               33,245             21,254
Agricultural Division                           15,674             56,393
Amortization of non-realized profits            25,156             25,132
Prize Soda Ash contract                         34,046                  0
Condonation deferred custom duties              47,834                  0
Sundry income                                  130,361             57,758
                                               -------             ------

TOTAL NON-OPERATING INCOME                     425,365            292,827

EXPENSES
Professional advice                            490,524            509,054
Other expenses                                 178,500             75,750
Insurances                                       5,725                  0
ADR's Expenses                                  49,389             52,450
                                                ------             ------

TOTAL NON-OPERATING EXPENSES                   724,138            637,254

                           29. Price-level Restatement

As a result of the application of price-level restatement as described in Note 2
d), a net charge to results was generated in the 2004 and 2003 fiscal year of Th Ch$ 398,945 and Th Ch$ 439,377 respectively.


Additional Balance-itemized information is shown in the annexed chart.

Cristalerias de Chile S.A.
NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS

                                                             ADJUSTABILITY
ASSETS (CHARGES)/CREDITS                                         INDEX            09-30-2004     09-30-2003
                                                          --------------------    -----------    ----------
INVENTORY                                                 Consumer Price Index        124,605        17,978
FIXED ASSET                                                       CPI               1,790,366       827,397
INVESTMENTS IN RELATED COMPANIES                                  CPI               2,804,065     1,796,532
MARKETABLE SECURITIES                                             CPI                  78,936        46,727
SHORT TERM DEBTORS                                                CPI                   3,072         1,952
SHORT TERM DEBTORS                                                 UF                   1,563         1,025
LONG-TERM DEBTORS                                                  UF                   6,172         1,974
ACCOUNTS RECEIVABLE RELATED COMPANIES                              UF                 320,180       266,548
INFLATIONARY EFFECT                                               CPI               1,156,347       397,518
RATE ISSUANCE DIFFERENCE LONG-TERM BOND                            UF                  37,292        28,294
OTHER NON-MONETARY ASSETS                                         CPI                  47,031        15,225
EXPENSE AND COST ACCOUNTS                                         CPI                 -81,799        -7,769
TOTAL (CHARGES)/CREDITS                                            --               6,287,830     3,393,401

LIABILITIES (CHARGES)/ CREDITS

NET  WORTH                                                        CPI              -4,305,854    -2,854,066
ACCOUNTS RECEIVABLE RELATED COMPANIES                              UF                     -12           -92
SHORT-TERM RESERVES                                               CPI                 -49,106        -5,167
LONG-TERM CREDITORS                                               CPI                    -470          -544
LONG-TERM RESERVES                                                CPI                 -54,795       -72,511
PUBLIC OBLIGATION                                                  UF              -1,110,198      -841,076
INFLATIONARY EFFECT                                               CPI                -710,833             0
NON-MONETARY LIABILITIES                                          CPI                -128,681        16,492
INCOME ACCOUNTS                                                   CPI                -326,826       -75,814
TOTAL (CHARGES)/ CREDITS                                           --              -6,686,775    -3,832,778

(LOSS) PROFIT FROM ADJUSTMENT FOR PRICE LEVEL RESTATEMENT                            -398,945      -439,377


                            30. Exchange Differences

A net credit to results was produced due to exchange differences of Th Ch$ 1,265,557 in 2004 and a net charge of Th Ch$ 10,060,062 in 2003.

According to the provisions in Circular Letter 1560 of the SVS of 09/20/2001, the net effect of the adjustment of adjustable assets and liabilities in foreign currency on results deducting the effect of inflation is presented in this item.

Further information is shown on the table attached.

Cristalerias de Chile S.A.
NOTE 30:  EXCHANGE DIFFERENCES

                                                                           AMOUNT
                                                                 --------------------------
         ITEM                                 CURRENCY           09-30-2004      09-30-2003
----------------------------------            --------------     ----------      ----------
FIXED (CHARGES) /CREDITS
AVAILABLE                                     DOLLARS                -9,910         -22,029
MARKETABLE SECURITIES                         DOLLARS               615,224      -4,369,008
MARKETABLE SECURITIES                         EUROS                 460,083               0
TIME DEPOSITS                                 DOLLARS                     0         -96,809
INVENTORY                                     DOLLARS               -44,141         -71,237
BONDS INSTALLMENT                             DOLLARS                90,147        -795,834
SUNDRY DEBTORS                                DOLLARS                -8,689         -32,208
OTHER ASSETS                                  DOLLARS               828,156        -255,994
INFLATIONARY EFFECT                           DOLLARS            -1,156,347        -397,518

TOTAL (CHARGES) /CREDITS                                            774,523      -6,040,637

LIABILITIES (CHARGES) /CREDITS
NOTES PAYABLE                                 DOLLARS                94,981         177,477
NOTES PAYABLE                                 OTHER CURRENCY          7,356           9,497
SUNDRY CREDITORS - SHORT TERM                 DOLLARS                  -106          65,749
LONG- TERM BANK LOANS                         DOLLARS              -755,000       2,928,112
SHORT-TERM RESERVES                           DOLLARS               -47,414               0
LONG-TERM RESERVES                            DOLLARS               -26,083         263,530
SUNDRY CREDITORS - LONG TERM                  DOLLARS                -2,930          11,776
OTHER LIABILITIES                             DOLLARS              -114,165          53,609
ADJUSTMENT FUTURE CONTRACTS                   DOLLARS               623,562      -7,529,175
INFLATIONARY EFFECT                           DOLLARS               710,833               0

TOTAL (CHARGES)/ CREDITS                                            491,034      -4,019,425

(LOSS) PROFIT FROM EXCHANGE DIFFERENCE                            1,265,557     -10,060,062


                             31. Extraordinary Items

As of September 30, 2004 and 2003 there are no transactions for this item.

        32. Expenses incurred in the sale of shares and debt instruments

     On August, 2002 the parent company placed bond series C1, C2, D1 and D2 for UF 4,100,000, which resulted in expenses and rate placement difference which balance as of September 30, 2004 amounts Th Ch$ 3,285,732 (Th Ch$ 3,638,368 in 2003). Amortization is being done according to the maturity of each series.

     Classified under other current assets are Th Ch$ 328,137 (Th Ch$ 330,480 in
     2003) and Th Ch$ 2,957,595 (Th Ch$ 3,307,888 in 2003) under other long-term fixed assets.

     As of September 30, 2004, the charge to results for their amortization amounts Th Ch$ 249,541 (Th Ch$ 251,284 in 2003).

                                                   Short-Term                     Long-Term
                                            ------------------------       -----------------------
                        DETAIL                2004            2003            2004          2003
     -----------------------------------    --------        --------       ---------     ---------
     Issue expenses                         127,148         129,183          791,077       933,271
     Difference  in bonds placement rate    200,989         201,297        2,166,518     2,374,617
     Total                                  328,137         330,480        2,957,595     3,307,888


                             33. Cash Flow Statement

An itemized list is included in the attached chart.

CRISTALERIAS DE CHILE S.A.

CASH FLOW STATEMENT


1.  The following is the detail of the item OTHERS:


                                                       Sep 2004        Sep 2003
                                                       --------        --------
                                                        Th Ch$          Th Ch$
541.11.40     Other income received
              Exchange differences                      333,209               0
              Discount for Custom Duties                 37,886               0
              Accountent Return                         897,097         909,776
              Other income                                5,716           2,883
                               Total                  1,273,908         912,659

541.11.80     Other expenses paid
              Exchange differences                      219,861       5,326,938
              Donations                                  82,743          59,819
              Other expenses                              3,194           2,691
                               Total                    305,798       5,389,448

541.13.15     Sale of other investments
              Sale bonds                              4,972,567               0
              Sale bonds Profit                         143,394               0
              Redemption LT bonds                             0         313,172
                         Total                        5,115,961         313,172

541.13.30     Other investment income
              Maturity of future contracts              659,830       1,492,737


541.13.65     Other investment disbursements
              Purchase of shares                              0         323,261
              Future Contracts                        2,268,494       5,985,443
              Total                                   2,268,494       6,308,704


Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future cash flows:

              ITEM                                  Amount Th Ch $   Maturity
              ----                                  --------------   --------

              Dividend No.159                         1,280,000   October -2004
              Payable investment project imports      1,001,516     4th Quarter
                                                      _________
              TOTAL                                   2,281,516

                            34. Derivative Contracts

The parent company has signed future sale contracts in foreign currency of Th US$ 38,200 as of September 2004 (purchase contracts of Th US$ 76,600 in 2003) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.

As of September 30, 2004 there was a difference in favor of Cristalerias de Chile S.A. of Th Ch$ 483,000 classified under Other Current Assets.

As of September 30, 2003 there was a difference in favor of the financial institutions of Th Ch$ 4,118,995 classified under Other Current Liabilities.

CRISTALERIAS DE CHILE S.A.
NOTE 34: DERIVATIVE CONTRACTS

                                                                       DESCRIPTION OF CONTRACTS
                                                            -------------------------------------------------
                                                                                           PROTECTED ITEM OR
                                                                                               TRANSACTION
                                           MATURITY OR                     PURCHASE/                             VALUE OF
   TYPE OF      TYPE OF      VALUE OF      EXPIRATION       SPECIFIC         SALE                                PROTECTED
 DERIVATIVE    CONTRACT      CONTRACT         DATE           ITEM          POSITION        NAME     AMOUNT         ITEM
 ----------    --------      ----------   ------------      -------------  --------        ----     ------        --------

     FR           CI         12,908,680   FOURTH 2004       EXCHANGE RATE       S           -          0             0
     FR           CI         10,351,300   FIRST 2005        EXCHANGE RATE       S           -          0             0


                                                                          ACCOUNTS AFFECTED
                                                               --------------------------------------------
                                                                 ASSET/LIABILITY              EFFECT ON RESULT
                                                               -------------------       --------------------------
                                           MATURITY OR
   TYPE OF      TYPE OF      VALUE OF      EXPIRATION
 DERIVATIVE    CONTRACT      CONTRACT         DATE             NAME         AMOUNT       REALIZED      NOT REALIZED
 ----------    --------      --------      -----------        ------        ------       --------      ------------

     FR           CI          12,908,680 FOURTH 2004          ASSETS         204,528      204,528                0
     FR           CI          10,351,300 FIRST 2005           ASSETS         278,742      278,472                0


     Analysis of Forward Contracts in foreign currency as of 09.30.2004

                                                                                           PROFIT
                                                   DATE                 FUTURE VALUE       (Loss)
                                       ---------------------------      ------------       ------
            INSTITUTION                Investment         Maturity           US$            ThCh$
--------------------------             ----------         --------
Deutsche Bank (Chile) S.A.             06.04.2004        10.04.2004        3,000,000        109,491
Deutsche Bank (Chile) S.A.             07.27.2004        01.24.2005        5,000,000        183,483
Bank Boston                            08.23.2004        12.01.2004        3,000,000         72,355
Deutsche Bank (Chile) S.A.             08.23.2004        12.01.2004        1,500,000         36,172
BBVA                                   09.01.2004        12.10.2004        1,500,000         25,670
Deutsche Bank (Chile) S.A.             09.09.2004        12.20.2004        1,500,000         17,031
Banco Santander                        09.20.2004        12.20.2004        3,000,000          6,790
Scotiabank                             09.20.2004        12.29.2004        2,000,000          4,468
Banco Santander                        09.23.2004        12.22.2004        1,500,000          6,495
Deutsche Bank (Chile) S.A.             09.27.2004        03.29.2005        8,000,000         36,800
Deutsche Bank (Chile) S.A.             09.30.2004        01.05.2005        8,200,000        (15,755)
Total                                                                     38,200,000        483,000


As of September 30, 2003 there were future purchase contracts for US$ 76,600,000, which caused a difference in favor of the financial institutions of Th Ch$ 4,118,995.

                       35. Contingencies and Restrictions

As of September 30, 2004, there is a guarantee delivered in the amount of Th Ch$ 8,547 (Th Ch$ 8,071 in 2003), according to the detail in the attached chart.


LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of September 30, 2004 and 2003 there are no lawsuits and other legal actions pending.


RESTRICTIONS

I.   SYNDICATED LOAN

In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 50 million, there are certain financial obligations mentioned as follows:


a)   TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Capitalization Ratio exceed the 0.45 to 1.0 ratio at any time.

Capitalization is defined as the sum of Net Worth plus Minority Interest plus total consolidated debt.


b)   NET CONSOLIDATED DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Net Consolidated Debt to EBITDA ratio to exceed the 2.5 to 1.0 ratio at any time.

Consolidated EBITDA is defined as the following: operating income plus depreciation and amortization, plus non-cash charges (as long as they have been deduced when determining operating income) and cash income from interests minus non-cash credits (as long as they have been added when determining operating income), in each case for each period.


c)   INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than the 4.0 ratio.

Interest coverage at the day of determination is defined as the ratio between unconsolidated EBITDA for the period of four consecutive fiscal quarters that end on or most recently ended before, that date; and interest expenses for that period.

d)   NET EQUITY

Cristalerias de Chile S.A. should maintain a minimum amount of UF 10,000,000.

Cristalerias de Chile S.A. complies with 100% of the restrictions agreed with the creditor banks.


II.  BOND ISSUE

The bond issue contract signed on May 29, 2002 with Banco Chile as the bonds owners' representative, establishes among others the following obligations:


a)   Financial Indicators

     Individual Balance:        Indebtedness no higher than 1.2 times.

     Consolidate Balance:       Indebtedness no higher than 1.4 times.

b)   Insurances for the Company and its subsidiaries' fixed assets.

c) The operations referred to by art. 44 and 89 of law 18,046 must be carried out according to the conditions that these establish.

d)   Other minor restrictions related with the bond issue contract.

Cristalerias de Chile S.A. complies with 100% of restrictions agreed with the bonds' creditors.


OTHER CONTINGENCIES

As of September 30, 2004 and 2003, management is not aware of any other contingencies that could affect the company.

CRISTALERIAS DE CHILE S.A.
NOTE 35:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES

                                                                                                   BALANCES PENDING PAYMENT
                                                                                                    AS OF CLOSING DATE OF
                                           DEBTOR                             ASSETS COMMITTED      FINANCIAL STATEMENTS
                                           ------                             ----------------      --------------------
                                                                   TYPE OF             BOOK
    CREDITOR OF GUARANTEE            NAME         RELATION SHIP   GUARANTEE   TYPE     VALUE       09-30-2004     09-30-2003
----------------------------    ---------------   -------------   ---------   ----     -----       ----------     ----------

                                CRISTALERIAS DE
EDIFICIO METROPOLIS AGF            CHILE S.A.      COMMERCIAL      DEPOSIT      --      8,547          8,547          8,071


                                                         RELEASE OF GUARANTEES
                                   ------------------------------------------------------------------------

    CREDITOR OF GUARANTEE          09-30-2005        ASSETS    09-30-2006    ASSETS    09-30-2007    ASSETS
----------------------------       ----------        ------    ----------    ------    ----------    ------

EDIFICIO METROPOLIS AGF                   --           --            --          --        8,547         --


CRISTALERIAS DE CHILE S.A.
NOTE 35:  CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES

                                                                                                   BALANCES PENDING PAYMENT
                                                                                                    AS OF CLOSING DATE OF
                                      DEBTOR                             ASSETS COMMITTED      FINANCIAL STATEMENTS
                                --------------------------               ----------------     -------------------------
                                                              TYPE OF             BOOK
    CREDITOR OF GUARANTEE       NAME         RELATION SHIP   GUARANTEE   TYPE     VALUE       09-30-2004     09-30-2003
---------------------------     ----         -------------   ---------   ----     -----       ----------     ----------
Societe de
Participations
Financieres et                  Rayen Cura
Industrielles                   S.A.          Affiliate       Solidary   --       --          1,753,632      2,707,671

                                Cristalerias
Envases CMF                     de Chile S.A. Affiliate       Solidary   --       --            205,763        230,479

                                                         RELEASE OF GUARANTEES
                                   ------------------------------------------------------------------------
    CREDITOR OF GUARANTEE          09-30-2005        ASSETS    09-30-2006    ASSETS    09-30-2007    ASSETS
    ---------------------          ----------        ------    ----------    ------    ----------    ------

Societe de Participations
Financieres et
Industrielles                          701,453          --         701,453        --        350,726        --

Envases CMF                              --             --            --          --        205,763        --


                   36. Guarantees obtained from third parties

As of September 30, 2004 and 2003 the company has received guarantees from third parties, which are shown below:


ITEM                                                     2004            2003
----                                                     ----            ----
                                                         Th Ch$         Th Ch$

Real Estate Lease Security Bank UF 304                      0           5,235
Real Estate Lease to Telecomunicaciones
and Services Cono Sur Ltda.  UF 130                         0           2,238
Real Estate Lease AGF Building UF 365.9                     0           6,300
Real Estate Lease to Irarrazabal Ruiz Tagle
AGF Building  (UF 235.0)                                4,040               0
Real Estate Lease Metropolis Building UF 189.2              0           3,219
Real Estate Lease to Eyzaguirre y Cia Metropolis
Building  (UF 2.2)                                         38              38
Real Estate Lease to Sur Andino Cafe
AGF Building  (UF 260)                                  4,470               0
Suppliers Sight Drafts                                  1,674           1,701
                                                      _______           _____
TOTAL                                                  10,222           18,731

                         37. Local and Foreign Currency

Charts are attached showing the foreign currency balance as of September 30, 2004 and 2003.


Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY - ASSETS

         ITEMS                 Currency                     Amount
---------------------         ---------------      --------------------------
                                                   09-30-2004      09-30-2003
                                                   ----------      ----------
Current Assets
CASH                          Non-adjust Ch$         674,286        1,194,472
CASH                          Dollars                203,891           98,894
TIME DEPOSITS                 Adjustable Ch$       5,000,900        5,345,527
MARKETABLE SECURITIES         Adjustable Ch$       4,244,007        4,575,940
MARKETABLE SECURITIES         Dollars             28,836,954       52,277,919
MARKETABLE SECURITIES         Euros               28,631,254                0
DEBTORS FROM SALES            Non-adjust. Ch$     22,571,956       19,907,104
DOCUMENTS RECEIVABLE          Non-adjust. Ch$        988,515        1,866,117
MISCELLANEOUS DEBTORS         Adjustable Ch$          93,694           79,250
MISCELLANEOUS DEBTORS         Non-adjust. Ch$         69,944           16,821
MISCELLANEOUS DEBTORS         Dollars                668,418          748,982
DOC.&ACTS. REC. REL. CO'S.    Non-adjust. Ch$      5,016,611        2,375,499
DOC.&ACTS. REC. REL. CO'S.    Adjustable Ch$           5,579           15,147
STOCK                         Adjustable Ch$       5,426,905        3,657,649
STOCK                         Dollars              1,880,382        2,092,886
TAXES TO BE RECOVERED         Adjustable Ch$               0        1,751,790
EXPENSES PAID IN ADVANCE      Dollars                168,151          208,996
DEFERRED TAXES                Non-adjust Ch$         702,681          379,198
OTHER CURRENT ASSETS          Non-adjust Ch$      11,732,400          840,232
OTHER CURRENT ASSETS          Dollars              1,697,644        1,247,880
OTHER CURRENT ASSETS          Adjustable Ch$         328,137          330,480
Fixed Assets
FIXED ASSETS                  Adjustable Ch$      77,683,404       80,092,520
Other Assets
INVESTMENT REL. CO'S.         Adjustable Ch$     148,128,783      149,193,545
NEG. INVESTMENT GOODWILL      Adjustable Ch$       1,797,583        1,970,339
LONG-TERM DEBTORS             Adjustable Ch$         112,575          145,111
L-T DOC. REC. REL. CO'S.      Adjustable Ch$      21,292,513       21,675,448
OTHERS                        Dollars                      0        9,115,146
OTHERS                        Adjustable Ch$       2,957,595        3,307,888
Total Assets
                              Non-adjust. Ch$     41,756,393       26,579,443
                              Dollars             33,455,440       65,790,703
                              Adjustable Ch$     267,071,675      272,140,634
                              Euros               28,631,254                0

Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES

                                                                         Up to 90 days
                                                           -----------------------------------------------
                                                               09-30-2004               09-30-2003
                                                           --------------------    -----------------------
                                                            Amount   Avg. Annual    Amount     Avg. Annual
              ITEM                        Currency         --------  -----------   --------    -----------
---------------------------------    -------------         Thou Ch$   Int. Rate    Thou Ch$    Int. Rate
Long-Term Obligations
1-year maturity                      Dollars                  292,991    2.05       138,250       1.925
L-T Obligations with public bonds
series C                             Adjustable Ch$                 0     --              0         --
L-T Obligations with public bonds
series D                             Adjustable Ch$                 0     --              0         --
L-T Obligations with public bonds
series C                             Adjustable Ch$                 0     --              0         --
Dividend Payable                     Non-adjust. Ch$          652,273     --        512,868         --
                                     Dollars                  493,256     --        550,293         --
Accounts Payable                     Non-adjust. Ch$        1,798,012     --      1,971,304         --
Documents Payable                    Dollars                2,264,474     --      1,921,159         --
Documents Payable                    Other Currencies         349,172     --        175,059         --
Miscellaneous Creditors              Dollars                    4,289   12.25       753,958      12.25
Miscellaneous Creditors              Non-adjust. Ch$          379,556     --        271,204         --
Doc. and Accts. Payable rel Co       Adjustable Ch$                 0     --         45,134         --
Doc. and Accts. Payable rel Co       Non-adjust. Ch$          832,342     --        765,751         --
Reserves                             Adjustable Ch$           655,584     --        184,430         --
Reserves                             Dollars                        0     --              0         --
Reserves                             Non-adjust. Ch$        5,239,028     --      5,256,719         --
Withholding                          Non-adjust. Ch$        1,015,459     --      1,529,309         --
Other Current Liabilities            Adjustable Ch$                 0     --      4,118,995         --
Income Taxes                         Non-adjust. Ch$          823,122                     0         --

Total Current Liabilities            Dollars                3,055,010     --      3,363,660         --
                                     Adjustable Ch$           655,584     --      4,348,559         --
                                     Non-adjust. Ch$       10,739,792     --     10,307,155         --
                                     Other Currencies         349,172     --        175,059         --

                                                                         90 Days to 1 Year
                                                           ------------------------------------------------
                                                                09-30-2004                09-30-2003
                                                           -----------------------   ----------------------
 ITEM                               Currency               Amount     Avg. Annual    Amount    Avg. Annual
---------------------------------   ---------------        --------   -----------    ------    -----------
                                                           Thou Ch$     Int. Rate    Thou Ch$    Int. Rate
Long-Term Obligations
1-year maturity                      Dollars                         0      --              0      --
L-T Obligations with public bonds
series C                             Adjustable Ch$            345,255    4.75        345,784     4.75
L-T Obligations with public bonds
series D                             Adjustable Ch$            441,536    5.80        442,214     5.80
L-T Obligations with public bonds
series C                             Adjustable Ch$          8,595,390    4.75              0      --
Dividend Payable                     Non-adjust. Ch$             --         --           --        --
                                     Dollars                     --         --           --        --
Accounts Payable                     Non-adjust. Ch$             --         --           --        --
Documents Payable                    Dollars                     --         --           --        --
Documents Payable                    Other Currencies            --         --           --        --
Miscellaneous Creditors              Dollars                     --         --           --        --
Miscellaneous Creditors              Non-adjust. Ch$             --         --           --        --
Doc. and Accts. Payable rel Co       Adjustable Ch$              --         --           --        --
Doc. and Accts. Payable rel Co       Non-adjust. Ch$             --         --           --        --
Reserves                             Adjustable Ch$              --         --           --        --
Reserves                             Dollars                 1,911,946      --           --        --
Reserves                             Non-adjust. Ch$             --         --           --        --
Withholding                          Non-adjust. Ch$             --         --           --        --
Other Current Liabilities            Adjustable Ch$              --         --           --        --
Income Taxes                         Non-adjust. Ch$             --         --           --        --

Total Current Liabilities            Dollars                 1,911,946      --               0     --
                                     Adjustable Ch$          9,382,181      --         787,998     --
                                     Non-adjust. Ch$                 0      --           --        --
                                     Other Currencies                0      --           --        --


Cristalerias de Chile S.A.
NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES
CURRENT PERIOD 09-30-2004


                                                                      1-3 Years                      3-5 years
                                                             ---------------------------    ---------------------------
                                                                             Average                        Average
              ITEM                     Currency               Amount       Interest Rate     Amount       Interest Rate
-----------------------------     -----------------          ---------     -------------    ----------    -------------
                                                             Thou Ch$                       Thou Ch$
Obligations with Banks and
Financial Institutions            Dollars                        7,611,250      2.05           15,222,500      2.05
Obligations with public bond
Series C                          Adjust. Ch$                            0       --            25,786,170      4.75
Obligations with public bond
Series D                          Adjust. Ch$                            0       --               232,908      5.80
Deferred Custom Duties            Dollars                          118,157     12.25                    0        --
Long-term Creditors               Adjust. Ch$                       28,490       --                     0        --
Long-term Reserves                Dollars                        2,361,131       --                     0        --
Long-term Reserves                Adjust. Ch$                    4,242,965       --                     0        --
Deferred Taxes                    Non-adjust. Ch$                2,926,153       --                     0        --
Total Long-term Liabilities
                                  Dollars                       10,090,538       --            15,222,500        --
                                  Adjust. Ch$                    4,271,455       --            26,019,078        --
                                  Non-adjust. Ch$                2,926,153       --                     0        --

                                                                     5-10 Years                 More than 10 years
                                                             --------------------------     ---------------------------
                                                                             Average                        Average
              ITEM                     Currency               Amount       Interest Rate     Amount       Interest Rate
-----------------------------     -----------------          ---------     -------------    ----------    -------------
                                                             Thou Ch$                       Thou Ch$
Obligations with Banks and
Financial Institutions            Dollars                      7,611,250      2.05                   0         --
Obligations with public bond
Series C                          Adjust. Ch$                          0       --                    0         --
Obligations with public bond
Series D                          Adjust. Ch$                  5,822,705      5.80          30,045,025       5.80
Deferred Custom Duties            Dollars                              0                             0         --
Long-term Creditors               Adjust. Ch$                          0       --                    0         --
Long-term Reserves                Dollars                              0       --                    0         --
Long-term Reserves                Adjust. Ch$                          0       --                    0         --
Deferred Taxes                    Non-adjust. Ch$                      0       --                    0         --
Total Long-term Liabilities
                                  Dollars                      7,611,250       --                    0         --
                                  Adjust. Ch$                  5,822,705       --           30,045,025         --
                                  Non-adjust. Ch$                      0       --                    0         --


Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES
PREVIOUS PERIOD 09-30-2003


                                                                            1-3 Years                         3-5 years
                                                                    ----------------------------       -------------------------
                                                                                      Average                         Average
                ITEM                        Currency                Amount         Interest Rate       Amount      Interest Rate
-------------------------------------     ---------------           ------         -------------       ------      -------------
Obligations with banks and financial
institutions                              Dollars                  8,394,319           1.925          25,182,957      1.925
Obligations with public bond series C     Adjustable Ch$          17,217,166           4.75           17,217,167      4.75
Obligations with public bond series D     Adjustable Ch$                   0            --                     0        --
Long-term Creditors                       Dollars                    135,043          11.06                    0        --
Long-term Creditors                       Adjust. Ch$                 36,271            --                     0        --
Long-term Reserves                        Dollars                  3,571,074            --                     0        --
Long-term Reserves                        Adjustable Ch$           4,174,285            --                     0        --
Deferred Taxes                            Non-adjust. Ch$          2,426,390            --                     0        --

Total Long-term Liabilities
                  -                       Dollars                 12,100,436            --             25,182,957       --
                  -                       Adjust. Ch$             21,427,722            --             17,217,167       --
                  -                       Non-adjust. Ch$          2,426,390            --                      0       --



                                                                            5-10 Years                     More than 10 Years
                                                                    ----------------------------       -------------------------
                                                                                      Average                         Average
                ITEM                        Currency                Amount         Interest Rate       Amount      Interest Rate
-------------------------------------     ---------------           ------         -------------       ------      -------------
Obligations with banks and financial
institutions                              Dollars                          0           --                     0        --
Obligations with public bond series C     Adjustable Ch$                   0           --                     0        --
Obligations with public bond series D     Adjustable Ch$           4,276,538         5.80            31,879,512      5.80
Long-term Creditors                       Dollars                          0           --                     0        --
Long-term Creditors                       Adjust. Ch$                      0           --                     0        --
Long-term Reserves                        Dollars                          0           --                     0        --
Long-term Reserves                        Adjustable Ch$                   0           --                     0        --
Deferred Taxes                            Non-adjust. Ch$                  0           --                     0        --

Total Long-term Liabilities
                  -                       Dollars                          0           --                     0        --
                  -                       Adjust. Ch$              4,276,538           --            31,879,512        --
                  -                       Non-adjust. Ch$                  0           --                     0        --


                                  38. Penalties

As of September 30, 2004 and 2003 no penalties have been applied to the company, the members of the Board or Company Managers by the SVS or other administrative authorities.

                              39. Subsequent Events

On September 28, 2004, the Parent Company agreed to pay the interim dividend No. 159 of Ch$ 20 per share, over 64,000,000 shares (Th Ch$ 1,280,000) which was paid on October 21, 2004.

On October 25, 2004 the Chilean Anti-trust Commission approved the merger between Metropolis-Intercom S.A. and VTR S.A.; imposing the new company certain operative and commercial restrictions, which are currently being analyzed.

Between the closing date of the financial statements and the issue date of the present report there have not been other subsequent events that could alter significantly the Company's financial and economic situation.

                                 40. Environment

On its ongoing concern for environmental preservation, as of September 30, 2004 the Parent Company has paid Th Ch$ 3,365 for advisory services in relation to this, which have been charged to the 2004 fiscal year.

During 2003, the company carried out investments of Th Ch$ 209,323, corresponding to the purchase of NOX emission treatment equipment, installed on new Furnace B.

                                41. TIME DEPOSITS

As of September 30, 2004 and 2003 the Company presents the following information:


INSTITUTION                 Currency        2004             2003
-----------                 --------      --------          ---------
                                           Th Ch$           Th Ch$

Banco SantanderSantiago       US$                 0          5,345,527
Banco SantanderSantiago       Ch$         5,000,900                  0
                                          _________          _________

TOTAL                                     5,000,900          5,345,527

                             42. STOCK TRANSACTIONS

During 2004 and 2003 fiscal years, members of the board, controlling stockholders, related individuals and entities did not carry out stock transactions.

TRANSACTIONS RELATED TO MEMBERS OF THE BOARD

                                                   2004               2003
                                            -----------------   ---------------
             NAME                 Initial   Purchase    Sale    Purchase   Sale
------------------------------    -------   --------    ----    --------   ----
Asesorias Portofino Ltda.         BSG         21,000       0         0       0
Inmobiliaria Villarrica Ltda.     RCV        181,669       0         0       0
Vial de Claro Maria Luisa         RCV            650
Invers. Alonso de Ercilla S.A.    PGD         48,000
Invers. San Benito S.A.           PGD         10,894       0         0       0


o   BSG related with  Director Mr. Baltazar Sanchez
o   RCV related with  President Mr. Ricardo Claro
o   PGD related with Director Mr. Patricio Garcia Domiguez

TRANSACTIONS OF DIRECTORS, ADMINISTRATIVES AND ACCOUNT INSPECTORS

None.


TRANSACTIONS OF MAJORITY SHAREHOLDERS

None.

                        43. DISTRIBUTION OF SHAREHOLDERS

The distribution of stockholders as of September 30, 2004 and 2003 is the following:

                                  % of Shareholding         No. of Shareholders
                                  -----------------        --------------------
TYPE OF SHAREHOLDER                2004      2003          2004          2003
-------------------                ----      ----          ----          ----

10% or more shareholding           34.03     34.03            1            1

Less than 10% shareholding
with investment equal to or
higher than 200 UF                 65.83     65.83          286          263

Less than 10% shareholding
with investment lower than
200 UF                              0.14      0.14          745          774

TOTAL                             100.00    100.00        1,032        1,038

CONTROLLER OF
THE COMPANY                        52.14     52.14           3             3

                             44. BOARD COMPENSATION

As of September 30, 2004 and 2003 Th Ch$ 269,636 and Th Ch$ 723,114 respectively, were paid for compensations and income participation according to the following detail:

                                                  2004            2003
                                                  ----            ----
                                                  ThCh$           ThCh$

Participation in previous fiscal year profits      262,202        717,729
Compensation for session attendance                  5,632          4,019
Board Committee Compensations                        1,802          1,366
                                                 _________      _________

TOTAL                                              269,636        723,114


On the other hand, provisions were made for fiscal year 2004 income participation in the amount of Th Ch$ 569,494 (Th Ch$ 98,186 in 2003).

                                 RELEVANT EVENTS

None.

CRISTALERIAS DE CHILE S.A.
NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
1.- FINANCIAL INDICATORS


                                                          09-30-2004        09-30-2003          12-31-2003
                                                          ----------        ----------          ----------
LIQUIDITY
Current liquidity                            times             4.56              5.22                5.98
Acid ratio                                   times             4.24              4.79                5.50

INDEBTEDNESS
Leverage ratio                               times             0.53              0.58                0.55
Short-term debt                                %              20.37             14.22               12.79
Long-term debt                                 %              79.63             85.78               87.21
Interest Expenses Coverage                   times             5.28              1.35                2.14

ACTIVITY
Total assets                                 MM Ch$         370,915           364,511             360,284
Investments                                  MM Ch$           7,077            21,219              23,053
Disposal of property                         MM Ch$              49               112                 139
Inventory turnover                           times              4.2               8.1                12.8
Inventory permanence                          days             49.7              44.4                28.2

RESULTS
Sales                                        MM Ch$          55,126            55,405              75,966
Costs of sales                               MM Ch$          32,156            33,794              45,484
Operating result                             MM Ch$          18,251            17,633              24,809
Interest expenses                            MM Ch$           3,632             3,727               4,933
Non-operating result                         MM Ch$         (1,144)          (14,277)            (16,769)
E.B.I.T.D.A.                                 MM Ch$          27,296            12,591              21,296
After-tax profit                             MM Ch$          14,237             2,455               6,549

PROFITABILITY
Return on equity                               %                6.0               1.1                 2.8
Return on assets                               %                3.9               0.7                 1.8
Return on operating assets                     %               16.5              16.1                23.2
Profit per share                               $              222.5              38.4               102.3
Return on dividends                            %                1.3               2.1                 2.4

Current liquidity                        Ratio of current assets to current liabilities.
Acid ratio:                              Ratio of uncommitted funds to current liabilities.
Leverage ratio:                          Ratio of total current liabilities to net worth.
Interest Expenses Coverage:              Earnings before taxes and interest divided by interest expenses.
Inventory turnover:                      Ratio between sales cost of the period and average inventory.
                                         Ratio between average inventory and sales cost of the period,
Inventory permanence:                    multiplied by 360 days
                                         Earnings before interest, taxes, depreciation, amortization and
E.B.I.T.D.A:                             extraordinary items.
                                         Sum of dividends paid in the last twelve months divided by market price
Return on dividends:                     of stock at closing of period.


The main trends observed in the 2004 fiscal year indicators are:


LIQUIDITY INDICES

Despite the indices increasing with respect to September and December 2003, a reduction is observed in the liquidity indices due to a shift of bond quotas issued by the company that are due within next year.

INDEBTEDNESS INDICES

The leverage ratio has kept almost constant for the analyzed period.

The percentage of short term debt shows an increase due to the aforementioned, this is the shift of bond quotas issued by the company.

The interest expenses coverage index registered increased with respect to the previous year due to higher net income during the present fiscal year.


ACTIVITY INDICES

Inventory turnover and permanence indices shows a slight deterioration, due to the increase of the finished product inventory. This increase is the result of the stationality in the demand of glass containers.


RESULTS

The operating result shows to a slight increase with respect to September of 2003 due to lower operating costs.

Likewise, non-operating result shows a decrease in the loss as a result of positive exchange difference registered during the present fiscal year, as well as due to the net income from investments in related companies.

PROFITABILITY INDICES

Equity and asset profitability indices show an increase with respect to September and December 2003, due to a higher net income during the present fiscal year.

On the other hand, the return of dividends index shows a decrease with respect to the previous year due to lower dividends distributed during the last twelve months.

2.   DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF MAIN ASSETS.
     -------------------------------------------------------------

The financial statements of the company have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, reserves, and technical revaluations. We believe the foregoing is a reasonable way to value the company's permanent investments.

As of September 30, 2004, there were financial investments in stocks recorded in the accounting according to their purchase price of Th Ch$ 4,233 million whose market value on the same date was Th Ch$ 5,727 million.


3.   RESULTS AS OF SEPTEMBER 2004
     ----------------------------

3a.  Individual Result

The Company had non-consolidated sales of Ch$ 55,126 million as of September 2004, compared to Ch$ 55,405 million the previous fiscal year. Volumes sold increased by 5.9% reaching 196,937 tons, mainly due to higher sales of bottles for the wine, returnable beer, non-returnable soft drinks and food markets; partially compensated by lower sales to the non-returnable, liquor and returnable soft drink markets. The level of average prices decreased by 6.0%, mainly explained by a sharp decline of the nominal rate of exchange that passed from Ch$ 713.59 per Dollar on average during the first nine months of 2003 to Ch$ 614.91 per Dollar on average during the same period of this year. Operating income reached Ch$ 18,251 million, 3.5% over 2003.

Non-operating result was a loss of Ch$ 1,144 million in 2004, compared to Ch$ 14,277 million loss in 2003. The aforementioned was due to a Ch$ 1,266 million income from exchange differences, compared to a Ch$ 10,060 million loss in 2003. During 2004 a Ch$ 494 million net income was registered from investments in related companies (Ch$ 1,612 million net loss in 2003) mainly due to higher income in Vina Santa Rita and CIECSA.

3b.  Results in Subsidiaries


Santa Rita's net income amounted Ch$ 5,395 million, compared to Ch$ 3,795 million income in 2003, which is explained by a better non-operating result. In the local market, prices increased by 13.5% in real terms, while volumes maintained without variation. Sales in this market increased 13,6%, reaching Ch$ 27,576 million. During the period, exports increased by 19.7% representing 52.3% of revenues, to reach US$51.3 million (US$ 41.90 million in 2003). Operating income reached Ch$ 6,891 million, compared to Ch $ 7,989 million in 2003, mainly due to higher costs of musts and a decline in the Peso US Dollar exchange rate, which affects exports returns. The average price in dollars per case for the export market for Santa Rita was US$ 33.8 (US$ 33.0 in 2003) whereas the average price for the industry was US$23.9 per case

(US$ 23.6 in 2003). Santa Rita recorded a Ch$270 million non-operating loss, compared to a Ch$ 3,228 million non-operating loss in 2003, mainly due to a Ch$ 1,116 million income form exchange differences in 2004, compared to a Ch$ 2,098 million loss in 2003.

Red Televisiva Megavision, CIECSA's main subsidiary, registered a Ch$ 2,862 million operating income, 59.9% over 2003. MEGA had the first place in audience reaching 26.0% audience share during the period (22.8% in 2003)1. Net sales increased by 8.2% reaching Ch$ 20,367 million, due to an increase in live programming, which has resulted in higher audience share. As of September 2004, MEGA had a net income of Ch$ 2,102 million compared to Ch$ 1,042 million net income in 2003. CIECSA had a Ch$ 2,101 million net income, compared to a Ch$ 839 million net income the previous year.

Envases CMF S.A. registered a Ch$ 750 million net income in 2004 compared with a Ch$730 million net income in 2003. Volume sales decreased by 3.2%, reaching 16,162 tons, due to lower pre forms volume exports sales, while average prices deceased by 5,1% influenced by a drop of the exchange rate. Due to the aforementioned sales reached Ch$ 23,461 million during the period, compared with Ch$ 25,522 million in 2003. Operating income reached Ch$ 2,023 million, compared to Ch$ 2,283 million in 2003. Non-operating loss reached Ch$ 1,136 million, compared to Ch$ 1,341 million loss in 2003.

In the cable TV business, Cristalchile Comunicaciones S.A. (99.99% owned by Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of Metropolis-Intercom S.A.

During 2004, Metropolis-Intercom S.A. registered sales of Ch$ 33,674 million compared with Ch$34,301 million the previous year. Metropolis-Intercom had a net loss of Ch$ 7,920 million compared with a net loss of Ch$ 7,515 million in 2003. The aforementioned was due to a lower operating result, mainly due to higher depreciation charges; partially compensated by better non-operational result, in turn due to lower interest expenses and the appreciation of the exchange rate. Metropolis-Intercom's EBITDA reached Ch$ 4,608 million during the period (Ch$ 4,521 million in 2003). This figure includes a depreciation charge of Ch$ 11,260 million (Ch$10,200 million in 2003) mainly corresponding to the HFC network acquired in July 2000. The company ended the period with 224,657 subscribers of the basic service (235,596 in 2003), 27,989 subscribers of premium service (33,305 in 2003), 38,735 of the broadband service (32,227 in 2003) and 10,999 subscribers of IP Telephony (1,451 in 2003).

As a result of the abovementioned and a negative goodwill amortization charge through Cordillera Comunicaciones of Ch$3,149 million during the period (Ch$3,178 million in 2003), Cristalchile Comunicaciones recorded a net loss of Ch$ 5,560 million (net loss of Ch$5,334 in 2003).


--------
1 Measured between 7:30AM and 1:30AM; i.e: 18 hours daily, Monday through Sunday.

4.  CASH FLOW STATEMENT

As of September, 2004 a total net positive flow of Ch$ 12,899 million was generated, which is explained by a positive flow generated by operating activities of Ch$ 23,688 million, decreased by a negative financing flow of Ch$ 3,892 million and a negative flow of investment activities for Ch$ 6,897 million.

The operating flow corresponds basically to the collection of sales and interests income that were reduced by payment to suppliers, personnel and tax and interests payments.

The negative financing flow can be explained by the payment of dividends.

The investment flow is mainly explained by the incorporation of fixed assets for Ch$ 7,530 million, loans to related companies for Ch$ 3,937 million and future purchase contracts for Ch$ 2,268 million, that were partially financed by Ch$ 5,116 of sales of bonds and payments of loans to related companies for Ch$ 1,026 million.

The foregoing results in an increase in the final balance of cash and cash equivalent, which passed from Ch$ 61,140 million as of December 31, 2003 to Ch$ 72,670 million as of September 30, 2004.

According to the current regulations of the SVS and the Association of Accountants of Chile, time deposits and agreements with due date under 90 days have been considered cash and cash equivalent.



5.   INTEREST RATES AND EXCHANGE RATE RISK ANALYSIS

o    Interest rates

The Company is exposed to the risk of fluctuations in interest rates on its long-term debt, corresponding to a loan of US$50 million, which has a variable annual rate of Libor plus 0.8% percentage points. In addition, the Company issued two bond series, for a total of UF 4.1 million, for a period of 6 and 21 years, and which pay a fixed rate of 4.75% and 5.8% respectively (the actual placement rate was 5.3% and 6.5% respectively).

At the same time, as of September 30, 2004, the Company had available funds in the amount of Ch$71,781million, invested at different terms in financial instruments such as time deposits, bonds, fixed rate mutual funds and agreements with resale commitment. This figure does not consider Ch$ 3,635 million in bonds with maturity on September 15, 2005 and investments in shares for Ch$ 4,233 million.

Currently the Company does not use secondary financial instruments to reduce risk in the event of fluctuations in interest rates. This policy will be studied permanently to evaluate the alternatives offered by the market.

o    Exchange rate

The Company maintains liabilities in dollars of US$62.2 million, which represent 10.2% of its assets, and which include a balance of a long-term syndicated loan of US$50 million.

As of September 30, the Company has investments in dollars of US$49.4 million in time deposits, bonds and fixed rate mutual funds. In addition, it also has investments in Euros of 37.8 million in fixed rate instruments. Likewise, there are future sale Dollar contracts of US$38.2 million.

On the other hand, approximately 35.9% of the company's revenues are adjusted by the exchange rate variation. Costs in foreign currency represent approximately 27.5% of the total costs.

FECU (Standardized Quarterly Financial Report)



1.       IDENTIFICATION


1.01.05.00        Firm Name

                           CRISTALERIAS DE CHILE S.A.


1.01.04.00        Company RUT                                90331000-6



1.00.01.10        Starting date                              1/1/2004



1.00.01.20        Closing date                               9/30/2004



1.00.01.30        Type of Currency                            Chilean Pesos



1.00.01.40        Type of Financial Statements                Consolidated

                                     ASSETS

2.0      FINANCIAL STATEMENTS
2.01     BALANCE SHEET

1.00.01.30   Type of Currency:  Thousands of Chilean Pesos
1.00.01.40   Type of Balance :  Consolidated


ASSETS                                                        NOTE No.         09-30-04       09-30-03
------                                                        --------         --------       --------
5.11.00.00          TOTAL CURRENT ASSETS                                       198,490,176    174,344,216
                    5.11.10.10  Cash                                             1,372,180      1,925,392
                    5.11.10.20  Time deposits                   41               5,431,649      7,033,955
                    5.11.10.30  Marketable securities (net)     4               69,876,826     65,437,650
                    5.11.10.40  Debtors from sales (net)        5               45,696,034     41,218,355
                    5.11.10.50  Documents receivable (net)      5                4,123,073      4,656,426
                    5.11.10.60  Sundry debtors (net)            5                1,823,486      1,577,017
                    5.11.10.70  Doc. & accts receivable         6                3,178,597        756,059
                                related Co.
                    5.11.10.80  Inventories (net)               7               42,206,374     37,072,485
                    5.11.10.90  Recoverable taxes               8                        0      2,724,484
                    5.11.20.10  Prepaid expenses                                 1,512,574      1,410,377
                    5.11.20.20  Deferred taxes                  8                1,709,044      1,455,155
                    5.11.20.30  Other current assets            10              21,560,339      9,076,861
                    5.11.20.40  Leasing contracts (net)                                  0              0
                    5.11.20.50  Leasing assets (net)                                     0              0
5.12.00.00          TOTAL FIXED ASSETS                          12             138,345,917    140,894,375
                    5.12.10.00  Land                            12              13,590,995     13,326,621
                    5.12.20.00  High rises & infrastructure     12              65,040,108     62,357,404
                    5.12.30.00  Machinery & equipment           12             150,861,624    145,862,680
                    5.12.40.00  Other fixed assets              12              15,857,598     11,506,268
                    5.12.50.00  Positive goodwill from          12               6,732,617      6,725,906
                                technical revaluation of fixed
                                assets
                    5.12.60.00  Depreciation (minus)            12            (113,737,025)   (98,884,504)
5.13.00.00          TOTAL OTHER ASSETS                                         128,001,937    143,772,401
                    5.13.10.10  Investment in related companies 14              99,923,294    107,350,368
                    5.13.10.20  Investment in other companies   15                 770,586        840,471
                    5.13.10.30  Negative goodwill               16               8,696,914      9,761,218
                    5.13.10.40  Positive goodwill (minus)                                0              0
                    5.13.10.50  Long-term debtors               5                  194,609        231,635
                    5.13.10.60  Doc. & accts receivable         6                1,212,596          2,944
                                related Co.
                    5.13.10.65  Long-term deferred taxes                                 0              0
                    5.13.10.70  Intangibles                     17              12,050,313     12,003,589
                    5.13.10.80  Amortization (minus)            17             (1,395,740)     (1,173,631)
                    5.13.10.90  Other                           18               6,549,365     14,755,807
                    5.13.20.10  Long-term leasing contracts                              0              0
                                (net)
5.10.00.00                      TOTAL ASSETS                                   464,838,030    459,010,992


                                   LIABILITIES

1.00.01.30        Type of Currency: Thousands of Chilean Pesos
1.00.01.40        Type of Balance : Consolidated


LIABILITIES                                                       NOTE No.        09-30-04        09-30-03
-----------                                                       --------        --------        --------
5.21.00.00          TOTAL CURRENT LIABILITIES                                      52,756,139      45,680,494
                    5.21.10.10  Short-term oblig. Banks &          19                  15,884         153,312
                                Fin. Inst.
                    5.21.10.20  Short-term portion - Long-term     19               2,699,525       3,933,977
                                oblig. Banks & Financial
                                Institutions
                    5.21.10.30  Obligations with the public                                 0               0
                                (notes)
                    5.21.10.40  Short-term portion oblig with      22               9,753,398       1,159,784
                                public
                    5.21.10.50  Long-term oblig. due within 1                          72,225         202,467
                                year
                    5.21.10.60  Dividends payable                                     652,697         513,724
                    5.21.10.70  Accounts payable                                   14,176,290      12,216,996
                    5.21.10.80  Notes payable                                       3,149,797       2,502,623
                    5.21.10.90  Sundry creditors                                      445,748       1,065,524
                    5.21.20.10  Notes & accts payable related       6               1,101,916         850,380
                                Co.
                    5.21.20.20  Provisions                         23              14,212,657       9,818,920
                    5.21.20.30  Withholdings                                        2,372,537       3,127,966
                    5.21.20.40  Income tax                                            905,158               0
                    5.21.20.50  Unearned income                                     3,198,307       4,997,864
                    5.21.20.60  Deferred taxes                      8                       0               0
                    5.21.20.70  Other current liabilities          20                       0       5,136,957
5.22.00.00          TOTAL LONG-TERM LIABILITIES                                   128,823,542     144,062,975
                    5.22.10.00  Oblig with Banks & Financial       21              33,638,245      39,909,156
                                Inst.
                    5.22.20.00  Long-term oblig with public        22              82,515,744      91,250,982
                                (bonds)
                    5.22.30.00  Long-term notes payable                                     0               0
                    5.22.40.00  Long-term sundry debtors                            1,379,772         366,291
                    5.22.50.00  Long-term notes & accts.            6                       0               0
                                payable related companies
                    5.22.60.00  Long-term provisions               23               6,604,096       7,745,359
                    5.22.70.00  Long-term deferred taxes            8               4,685,685       4,791,187
                    5.22.80.00  Other long-term liabilities                                 0               0
5.23.00.00          MINORITY INTEREST                              26              40,445,976      38,249,896
5.24.00.00          TOTAL EQUITY                                   27             242,812,373     231,017,627
                    5.24.10.00   Paid-in capital                   27              65,396,749      65,785,245
                    5.24.20.00   Reserve capital revaluation       27               1,242,538         789,423
                    5.24.30.00   Premium in sale of own shares     27              28,403,990      28,376,447
                    5.24.40.00   Other reserves                    27               6,677,095       8,242,181
                    5.24.50.00   Retained earnings (addition       27             141,092,001     127,824,331
                                 of codes 5.24.51.00 to 5.24.56.00)
                                 5.24.51.00 Reserve                27             129,427,446     126,346,020
                                 future dividends
                                 5.24.52.00 Accrued                27                       0               0
                                 profits
                                 5.24.53.00 Accrued                27                       0               0
                                 losses (minus)
                                 5.24.54.00 Profit                 27              14,237,355       2,454,646
                                 (loss) for the year
                                 5.24.55.00 Prov.                  27              (2,572,800)       (976,335)
                                 dividends (minus)
                                 5.24.56.00 Accr.                  27                       0               0
                                 deficit dev. period
5.20.00.00          TOTAL LIABILITIES                                             464,838,030     459,010,992


                                INCOME STATEMENT

2.02     INCOME STATEMENT

1.00.01.30       Type of Currency: Thousands of Chilean Pesos
1.00.01.40       Type of Balance : Consolidated


INCOME STATEMENT                                                  NOTE No.        09-30-04        09-30-03
----------------                                                  --------        --------        --------
                    5.31.11.00  OPERATING INCOME                                    28,326,307      27,540,725
                           5.31.11.10  Gross Margin                                 50,342,530      46,268,544
                                       5.31.11.11  Sales                           133,046,076     125,626,008
                                       5.31.11.12  Costs (minus)                   (82,703,546)    (79,357,464)
                           5.31.11.20  Adm. & sales expenses                       (22,016,223)    (18,727,819)
                                       (minus)
                    5.31.12.00  NON-OPERATING RESULTS                               (7,368,502)    (21,706,265)
                            5.31.12.10  Interest income                              1,678,416       2,216,585
                            5.31.12.20  Income investments         14                1,696,954       1,576,541
                                        Rel. Co.
                            5.31.12.30  Other non-operating        28                  898,101         562,302
                                        income
                            5.31.12.40  Loss investments Rel.      14               (5,713,350)     (5,599,136)
                                        Co. (-)
                            5.31.12.50  Amortization               16                 (477,694)       (471,323)
                                        neg.goodwill (-)
                            5.31.12.60  Interest expenses                           (5,022,070)     (5,262,484)
                                        (minus)
                            5.31.12.70  Other non-operat           28               (2,033,862)     (1,546,073)
                                        expenses (-)
                            5.31.12.80  Price level                29                 (768,421)       (716,961)
                                        restatement
                            5.31.12.90  Exchange differences       30                2,373,424     (12,465,716)
                    5.31.10.00  RESULTS BEFORE INCOME TAX                           20,957,805       5,834,460
                                AND EXTRAORDINARY ITEMS
                    5.31.20.00  INCOME TAX                          8               (4,131,202)     (1,615,276)
                    5.31.30.00  EXTRAORDINARY ITEMS                31                        0               0
                    5.31.40.00  PROFIT (LOSS) BEFORE                                16,826,603       4,219,184
                                MINORITY INTEREST
                    5.31.50.00  MINORITY INTEREST                  26               (2,589,248)     (1,764,538)
5.31.00.00  NET INCOME (LOSS)                                                       14,237,355       2,454,646
5.32.00.00  Amortization of positive goodwill                                                0               0
5.30.00.00  INCOME (LOSS) FOR THE YEAR                                              14,237,355       2,454,646


                           DIRECT CASH FLOW STATEMENT

2.03     CASH FLOW STATEMENT
1.00.01.30     Type of Currency: Thousands of Chilean Pesos
1.00.01.40     Type of Balance : Consolidated


DIRECT CASH FLOW STATEMENT                                        NOTE No.        09-30-04        09-30-03
--------------------------                                        --------        --------        --------
          5.41.11.00  NET FLOW FROM OPERATING ACTIVITIES                            30,868,796       26,867,411
                 5.41.11.10  Collection from sales debtors                         153,450,447      153,986,785
                 5.41.11.20  Interests received                                      2,790,863        2,864,444
                 5.41.11.30  Dividends & other distributions                         1,110,891          165,498
                             funds received
                 5.41.11.40  Other income                                            2,841,854        2,796,019
                 5.41.11.50  Payments to suppliers &                             (109,337,207)    (109,699,300)
                             personnel (-)
                 5.41.11.60  Interest paid (minus)                                 (5,822,032)      (5,713,335)
                 5.41.11.70  Income tax paid (minus)                               (2,113,461)      (3,874,470)
                 5.41.11.80  Other expenses (minus)               33               (1,421,260)      (6,163,425)
                 5.41.11.90  V.A.T. & other taxes (minus)                         (10,631,299)      (7,494,805)
           5.41.12.00  CASH FLOW FINANCING ACTIVITIES                              (5,784,656)     (12,148,666)
                 5.41.12.05  Proceeds from share issue                                       0                0
                 5.41.12.10  Loans received                                            107,988          135,243
                 5.41.12.15  Obligations with the public                                     0                0
                 5.41.12.20  Secured loans from related                                 66,805           95,162
                             companies
                 5.41.12.25  Other loans from related                                        0                0
                             companies
                 5.41.12.30  Other financing resources                                       0                0
                 5.41.12.35  Dividends paid (minus)                                (4,443,604)      (9,175,294)
                 5.41.12.40  Capital distributions (minus)                                   0                0
                 5.41.12.45  Repayment of loans (minus)                            (1,449,040)      (2,138,070)
                 5.41.12.50  Payment of obligations with the                                 0        (216,258)
                             public (-)
                 5.41.12.55  Repayment of secured loans from                          (66,805)         (77,894)
                             rel Co. (-)
                 5.41.12.60  Repayment other loans from                                      0                0
                             related  Co. (-)
                 5.41.12.65  Share issue payment (minus)                                     0                0
                 5.41.12.70  Payment of issue publ oblig                                     0                0
                             (minus)
                 5.41.12.75  Other financing payments (minus)     33                         0        (771,555)
          5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                         (12,596,472)     (29,060,257)
                 5.41.13.05  Sale of fixed assets                                       82,363          319,949
                 5.41.13.10  Sale of permanent investments                                   0                0
                 5.41.13.15  Sale of other investments            33                 5,116,363          313,172
                 5.41.13.20  Proceeds secured loans to                                       0                0
                             related Comp.
                 5.41.13.25  Proceeds other loans to related                         1,053,913        1,971,152
                             companies
                 5.41.13.30  Other investment income              33                   839,008        2,297,517
                 5.41.13.35  Incorporation of fixed assets                        (12,938,320)      (23,575,227)
                             (minus)
                 5.41.13.40  Capitalized interests payment                                   0                0
                             (minus)
                 5.41.13.45  Permanent Investments (minus)                             (1,381)       (3,995,852)
                 5.41.13.50  Investments in financial                                (300,000)          (70,322)
                             instruments (minus)
                 5.41.13.55  Other loans to related companies                      (3,936,873)                 0
                             (minus)
                 5.41.13.60  Other loans to related companies                          (3,148)           (9,080)
                             (minus)
                 5.41.13.65  Other distrib of funds on invest     33               (2,508,397)       (6,311,566)
                             activities (-)
  5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                                    12,487,668      (14,341,512)
  5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                              (942,734)       (2,424,927)
5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                         11,544,934      (16,766,439)
5.42.00.00  CASH & CASH EQUI AT BEGINNING OF PERIOD                                 77,112,909        95,926,001
5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                              88,657,843        79,159,562


                         INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30        Type of Currency:  Thousands of Chilean Pesos
1.00.01.40        Type of Balance : Consolidated


CASH FLOW - INCOME STATEMENT RECONCILIATION                             NOTE No.      09-30-04     09-30-03
                                                                      ----------     -----------   -----------

5.50.10.00  Profit (Loss) for the year                                                14,237,355     2,454,646
5.50.20.00  Profit (Loss) in sale of assets                                              307,248        79,304
         5.50.20.10  (Profit) Loss in sale of fixed assets                               307,052        79,304
         5.50.20.20  Profit in sale of investments (minus)                                     0             0
         5.50.20.30  Loss in sale of investments                                             196             0
         5.50.20.40  (Profit) Loss in sale of other assets                                     0             0
5.50.30.00  Non-cash losses (gains)                                                   20,167,850    27,872,112
         5.50.30.05  Depreciation for the year                        12              11,754,846    11,065,777
         5.50.30.10  Amortization of intangibles                                         908,238       952,366
         5.50.30.15  Write-offs and provisions                                         2,221,041     1,218,028
         5.50.30.20  Accrued earnings from investments in related     14             (1,696,954)   (1,576,541)
                       companies (minus)
         5.50.30.25  Accured losses from investments in related Co.   14               5,713,350     5,599,136
         5.50.30.30  Negative goodwill amortization                   16                 477,694       471,323
         5.50.30.35  Positive goodwill amortization (minus)                                    0             0
         5.50.30.40  Price level restatement                          29                 768,421       716,961
         5.50.30.45  Net exchange difference                          30             (2,373,424)    12,465,716
         5.50.30.50  Other non-cash credits to results (minus)                         (403,762)     (309,944)
         5.50.30.55  Other non-cash debits to results                                  2,798,400   (2,730,710)
5.50.40.00  Changes in Assets affecting cash flow (incr) decreases                  (30,341,342)  (25,781,511)
         5.50.40.10  Debtors from sales                                             (20,177,995)  (19,554,112)
         5.50.40.20  Inventory                                                      (11,411,029)   (5,792,471)
         5.50.40.30  Other assets                                                      1,247,682     (434,928)
5.50.50.00  Changes in liabilities affecting cash flow increases                      23,908,437    20,478,322
            (decr)
         5.50.50.10  Accounts payable related to results for the                     21,750,425    21,822,422
                        year
         5.50.50.20  Interests payable                                               (1,230,790)     (915,506)
         5.50.50.30  Income tax payable (net)                                          3,539,374     (365,782)
         5.50.50.40  Other accounts payable related to non-oper                          421,365        49,967
                        results
         5.50.50.50  VAT and other taxes payable (net)                                 (571,937)     (112,779)
5.50.60.00  Profit (Loss) of minority interest                                         2,589,248     1,764,538
5.50.00.00  NET OPERATING CASH FLOW                                                   30,868,796    26,867,411

                    1. Registration in the Securities Register


IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER

The Company is registered in the Securities Register under No. 061 and is supervised by the Securities and Insurance Commission.

The subsidiary S.A. Vina Santa Rita is registered in the Securities
Register under number 390 of the S.V.S. (Securities and Insurance Commission).

                         2. Applied Accounting Criteria


APPLIED ACCOUNTING CRITERIA


a) Accounting Period

These financial statements correspond to the period between January 1 and September 30 of 2004 and 2003.


b) Preparation basis of financial statements:

These consolidated financial statements as of September 30, 2004 and 2003 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V.S.; the former prevailing in case of discrepancies.


c) Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2003 fiscal year are presented updated according to non-accounting terms as of September 30, 2004 by 1.6%.


d) Consolidation Basis

The consolidated financial statements include the balances of the following subsidiaries: Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A., Ciecsa S.A. consolidated, S.A. Vina Santa Rita consolidated, and Constructora Apoger S.A. consolidated.

The company Ciecsa consolidated includes the balances of its subsidiary Red Televisiva Megavision S.A. in which it has a 99.99% stake of its net worth and Simetral S.A. in which it has a 81.5% stake of its net worth.

S.A. Vina Santa Rita consolidated includes the balances of its subsidiaries Vina Carmen S.A., with a 99.9% stake in its net worth, and Vina Centenaria S.A., with a 100% stake, Vina Dona Paula S.A. with a 100% stake in its net worth and Sur Andino S.A. with a 100% stake in its net worth in 2004 and 2003.

Intercompany balances and effects of transactions were eliminated in the consolidation and the participation of minority investors has been recognized presented in the balance as minority interest.

e) Adjustment for Currency Devaluation (Price Level Restatement)

Consolidated financial statements have been restated considering the variation in the purchasing power of the currency occurred during the fiscal year 2004, which was 1.9% (1.2% in 2003).

For financial effects, the effective variations have been considered for every month in 2003 and 2004, with respect to September 2004 and 2003. For tax effects, the negative variations occurred in some months of 2003 and 2004 with respect to 2003 and 2004 have been equaled to zero, according to the instructions of the Chilean Internal Revenue Service, not significantly affected the financial statements.

f) Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                                                 2004                  2003
                                                 ----                  ----
                                                  Ch$                   Ch$

U.S. Dollar                                     608.90                660.97
Pound Sterling                                1,091.41              1,099.23
Swedish Crown                                   482.14                501.76
EURO                                            757.34                770.81
Unidad de Fomento                            17,190.78             16,946.03


g) Marketable Securities and Time Deposits

Transactions in short-term fixed income instruments are shown at the return value of the investment, which does not exceed the market value as of September 30, 2004 and 2003.

Investments in shares are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.


h) Inventory

Inventory of finished products has been valued as of September 30, 2004 and 2003 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.

Inventory of foreign television programs to be exhibited are valued at the purchase cost at the exchange rate in effect at the closing of the fiscal year. Local programs are valued according to the terms of the respective contracts.

Programs inventories at the closing of each fiscal year represent the value of the films and videos contracted and the proportion of repeats that are pending exhibition. The actual cost of the programs is charged to results as they are broadcasted.

i) Bad Debts (Uncollectables)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales and documents receivable. The criterion adopted to estimate them is the age of the balances.


j) Fixed Assets

The property in fixed assets is shown at the purchase cost plus legal and regulatory revaluations accumulated until September 30, 2004 and 2003.


k) Depreciation of Fixed Assets

Depreciation of these goods is calculated on updated values, according to the straight-line depreciation method, considering the estimated useful life of the goods.


l) Assets on Leasing

None.


m) Sales Transactions with Leaseback

None.


n) Intangibles

The corrected purchase value of trademarks of the subsidiary S.A. Vina Santa Rita which has an amortization period of 40 years, as well as inscription costs that are amortized over the period of duration of the renovation. The subsidiary CIECSA consolidated includes channel 9 TV frequency, which has an amortization period of 40 years, and the amortization method is the one of "Increasing Digits".


o) Investments in Related Companies

According to the established in the circulating No. 1697 of the VPP, for the valuation of the investments in related companies, carried out prior to the January 01, 2004, the equity method (VPP) has continued to be used.

This method consists of assigning to the investment an equivalent value to the proportion that corresponds to the company in the equity at books value of the issuer, and recognize proportionally, the variations that this experiments. Investments abroad have been valued according to provisions of Technical Bulletin No. 64 of the Chilean Accountants Association, A.G.

p) Goodwill Amortization

Goodwill amortization resulted from comparing the price paid for the investment with the proportional equity value (VPP) that corresponds to the investment in the company's equity.

Amortizations of these values are carried out in a period of twenty years.

As of September 30, 2004 and 2003 there is no positive goodwill.


q) Operations with repurchase and resale agreement

Financial instruments acquired with a resale agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.


r) Obligations with the public

Obligations for bonds issued are shown at their face value plus adjustments and interest accrued at the closing of each fiscal year. The negative goodwill obtained compared to par value is amortized proportionally to payment or redemption of the capital installments of those bonds and the expenses for the placement of long-term bonds.


s) Deferred Taxes and Income Tax

The parent company and its subsidiaries has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and 71 of The Accountants Association and the norms indicated in circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.


t) Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.


u) Sales

The consolidated companies recognize operating income on an accrued basis according to accounting principles generally accepted in Chile.


v) Derivative Contracts

The parent company and its subsidiaries Ciecsa S.A. and S.A. Vina Santa Rita maintain Future contracts in foreign currency recorded as established in Technical Bulletin 57 of the Accountants Association of Chile A.G.


w) Computer Software

The parent company and S.A. Vina Santa Rita develop computer software with their own resources and they also acquire computer packages from third parties. Development disbursements are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months by the parent company and in 48 months by the subsidiary S.A. Vina Santa Rita.


x) Research and development expenses

The companies register expenses for this item directly in results as they are generated.


y) Cash flow statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits, fixed rate mutual funds investments and agreements with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

Disbursements originating in time deposits and deposits with maturities over 90 days have been classified in the item "Investments in Financial Instruments."

CRISTALERIAS DE CHILE S.A.

NOTE 2 - ACCOUNTING CRITERIA USED - COMPANIES INCLUDED IN THE
CONSOLIDATED REPORT

                                                                                     Percentage of Shareholding
                                                                       --------------------------------------------------
     R.U.T.                  Company Name                                         09.30.2004                   09.30.2003
-------------        --------------------------------                  ----------------------------------      ----------
                                                                       Direct      Indirect       Total            Total
                                                                       -------     --------      --------        --------

96.721.580-5         Cristalchile Comunicaciones S.A.                  99.9982       0.0000       99.9982         99.9980
96.767.580-6         Constructora Apoger S.A.                          80.0000       0.0000       80.0000         80.0000
96.608.270-4         Ciecsa S.A.                                       98.4458       0.0000       98.4458         98.4458
86.547.900-K         S.A. Vina Santa Rita                              54.0970       0.0000       54.0970         54.0970
96.972.440-5         Cristalchile Inversiones S.A.                     99.9900       0.0100      100.0000        100.0000

                             3. Accounting Changes



As of September 30, 2004 and 2003, there have not been any changes in the accounting criteria applied that affect the consolidated financial statements.

                            4. Marketable Securities



As of September 30, 2004, this item is composed by the following investments:

      a) Th Ch$ 53,833,075 are included Investments in bonds, Fixed Fate Instruments equivalent to Th Ch$ 41,389,097 plus 37,805,020 EUROS which mainly correspond to investments in state bonds and bonds from financial institutions in USA, Germany, Holland; Collateralized Bonds of Private Companies in USA (with accounts receivable guarantee) and USA Mortgage Bonds with state guarantee.
      b) Th Ch$ 8,164,611 in fixed rate investment funds in US$.
      c) Th Ch$ 4,233,486 in shares.
      d) Th Ch$ 3,635,133 investments in bonds of Celulosa Arauco equivalent to US$ 5,970,000, with a 6.95% rate per year with maturity on September 15, 2005.
      e) Th Ch$ 10,521 for accrued interests of bonds of Celulosa Arauco S.A.


As of September 30, 2003, this item is composed by the following investments:

      a) Th Ch$ 52,310,976 are included Investments in bonds, fixed rate instruments which mainly correspond to investments in state bonds of the Treasury Bills, Collateralized Bonds of Private Companies in USA (with accounts receivable guarantee) and USA Mortgage Bonds with state guarantee.
      b) Th Ch$ 4,229,712 in fixed rate investment funds in US$.
      c) Th Ch$ 8,896,962 in shares.


CRISTALERIAS DE CHILE S.A.
NOTE 4 -MARKETABLE SECURITIES- BALANCE COMPOSITION

            Type of Security                    Book Value
-----------------------------------    ---------------------------
                                       09-30-2004       09-30-2003
                                       ----------       ----------
Shares                                  4,233,486        4,229,712
Bonds                                  57,468,208       52,310,976
Shares of mutual funds                          0                0
Shares of investment funds              8,164,611        8,896,962
Public tender notes                             0                0
Mortgage bonds                                  0                0
Bonds and fixed rate instruments                0                0
Interest of Celulosa Arauco bonds          10,521                0

Total Marketable Securities            69,876,826       65,437,650

CRISTALERIAS DE CHILE S.A.
NOTE 4 - MARKETABLE SECURITIES - SHARES

                                                             Number of                       Unit         Market
                                                                of        Participation     Market      Investment      Corrected
       R.U.T.                    Company Name                 Shares        Percentage       Value         Value          Cost
------------------   ------------------------------------- -------------  -------------    --------     ----------      ----------

96.512.200-1         Bodegas y Vinedos Santa Emiliana S.A.    63,642,856           9.9980        90       5,727,857     4,233,486

Value Investment Portfolio                                                                                5,727,857     4,233,486
Adjustment Provision                                                                                                            0
Book value, Investment Portfolio                                                                                        4,233,486

CRISTALERIAS DE CHILE S.A.
NOTE 4 - MARKETABLE SECURITIES - FIXED RATE
         INSTRUMENTS


                                                                                                           Market
                                                                                  Book Value                Value      Reserve
                                                                              ----------------------      ----------  --------
                                                                 Par                          Rate %
                    Type of Security                            Value          Amount          (3)
-------------------------------------------------------       ----------      ----------      ------

Financial Institutions bonds in Germany and Holland (1)       32,470,490      32,470,490        1.93      32,470,490       0
US treasury bonds (2)                                         18,133,100      18,133,100        0.70      18,133,100       0
US Collateralized Bonds  (2)                                   6,852,522       6,852,522        0.70       6,852,522       0
Call Deposit (2)                                                  12,096          12,096        0.70          12,096       0
Celulosa Arauco bonds (interests) (2)                             10,521          10,521        4.02          10,521       0
BBH U.S. Money Market Portfolio (2)                            8,164,611       8,164,611        1.05       8,164,611       0

TOTAL                                                         65,643,340      65,643,340                  65,643,340       0


Note:

(1) The investements have been made in EUROS.
(2) The investements have been made in U.S. Dollars.
(3) Rate of period from 01-01-2004 to 09-30-2004.
(4) These investments can be recovered within 48 hrs. warning.

                      5. Short-Term and Long-Term Debtors



As of September 30, 2004, there are balances short-term debtors in the amount of Th Ch$51,642,593 (Th Ch$ 47,451,798 in 2003).

As of September 30, 2004, there is a bad debt reserve of Th Ch$ 739,424 in 2004 (Th Ch$ 750,280 in 2003), presented deducting the balances of Debtors from Sales and Documents receivable.

The balances of Short-term Debtors are shown net of Customer Advance Payments.

In addition, there is a balance of Th Ch$ 194,609 in Long-Term Debtors in 2004 (Th Ch$ 231,635 in 2003).

Under accounts receivable are included exports made by the subsidiary Vina Santa Rita S.A., that represent 63,91% of the total at September 30, 2004 (65,64% in 2003) for Th Ch$11,495,814 in 2004 (Th Ch$ 9.991.823 in 2003).

CRISTALERIAS DE CHILE S.A.
NOTE 5 -SHORT AND LONG TERM DEBTORS



                                                             Current Assets
                                                              Over 90 days                                          Long Term
                          ----------------------------------------------------------------------------------  ----------------------
                             Up to 90 days            up to 1 year         Subtotal     Total Current (net)
                          ----------------------  ----------------------  ----------  ----------------------  ----------------------
          Item            09-30-2004  09-30-2003  09-30-2004  09-30-2003              09-30-2004  09-30-2003  09-30-2004  09-30-2003
-----------------------   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Debts from Sales          43,502,117  38,997,274   2,699,166   2,733,439  46,201,283  45,696,034  41,218,355           0           0
Estimate of bad debtors            -           -           -           -     505,249           -           -           -           -
Documents receivable       4,312,314   4,772,475      44,934     121,873   4,357,248   4,123,073   4,656,426           0           0
Estimate of bad debtors            -           -           -           -     234,175           -           -           -           -
Misc. Debtors              1,729,792   1,544,546      93,694      32,471   1,823,486   1,823,486   1,577,017     194,609     231,635
Estimate of bad debtors            -           -           -           -           -           -           -           -           -

                                                                                    Total Long-Term Debtors      194,609     231,635

               6. Balances and Transactions with related parties



Balances receivable in the Short-Term as of September 30, 2004 total Th Ch$ 3,178,597 (Th Ch$ 756,059 in 2003) and correspond mainly to a loan granted by the parent company to Metropolis Intercom for Th Ch$ 2,725,425 at an annual interest rate of 3%, and a loan granted by the subsidiary Ciecsa to Editorial Zig Zag for Th Ch$ 110,285 (Th Ch$ 850,380 in 2003) including interests, with maturity on 06-30-2003 at an annual interest rate of 1%. The balance corresponds to invoicing receivable for Th Ch$ 342,887 (Th Ch$ 478,582 in 2003).

Balances payable in the short term totaling Th Ch$ 1,101,916 at September 30, 2004 (Th Ch$ 850,380 in 2003) mainly correspond to commercial transactions under 90 days for Th Ch $ 434,478 (Th Ch$ 341,793 in 2003) and dividends payable to Majority shareholders for Th Ch$ 667,438 (Th Ch$ 508,587 in 2003).

In 2004 there is a long-term receivable balance corresponding to accounts receivable totaling Ch Th$ 1,212,596 (Ch Th$ 2,944 in 2003), which correspond to a loan granted by the parent company to Metropolis Intercom S.A. for Th Ch$ 861,688 and to Inmobiliaria Monte Azul S.A. for Th Ch$ 346,519, the balance corresponds to invoicing for Th Ch$ 4,389 (Th Ch$ 2,944 in 2003).

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
         DOCUMENTS AND ACCOUNTS RECEIVABLE

   R.U.T.                      Company                                 Short Term                    Long Term
------------        -------------------------------------     --------------------------     -------------------------
                                                              09-30-2004      09-30-2003     09-30-2004     09-30-2003
                                                              ----------      ----------     ----------     ----------

89.150.900-6        Vina Los Vascos S.A.                          87,013         147,042              0              0
90.684.000-6        Editorial Zig-Zag S.A.                       110,285         166,149              0              0
86.881.400-4        Envases CMF S.A.                              15,302          51,482              0              0
83.032.100-4        Serv. Y Consultorias Hendaya S.A.                247           2,009              0              0
90.048.000-4        Sudamericana Agencias Aereas y                 1,008               0              0              0
                      Maritimas S.A.
79.753.810-8        Claro y Cia.                                     302             660              0              0
96.787.775-1        Metropolis Intercom S.A.                   2,905,819         111,329        861,688              0
90.160.000-7        Sudamericana de Vapores S.A.                   1,510          28,384              0              0
96.793.770-3        Ediciones Chiloe S.A.                              0               0          4,389          2,944
86.963.200-7        Forus S.A.                                         0               0              0              0
78.936.090-1        Inmob. Y Constructora Monte Azul S.A.              0               0        346,519              0
77.489.120-K        Soc. Agr. Vinedos Collipeumo Ltda                  0               0              0              0
0-E                 Rayen Cura SAIC                               57,111         249,004              0              0

                    Total                                      3,178,597         756,059      1,212,596          2,944

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE


   R.U.T.                      Company                                 Short Term                    Long Term
------------        -------------------------------------     --------------------------     -------------------------
                                                              09-30-2004      09-30-2003     09-30-2004     09-30-2003
                                                              ----------      ----------     ----------     ----------

90.320.000-6        Cia. Electro Metalurgica S.A.                443,023         334,209              0              0
83.032.100-4        Serv. Y Consultorias Hendaya S.A.            113,587         112,545              0              0
89.150.900-6        Vina Los Vascos S.A.                          14,847           8,955              0              0
79.753.810-8        Claro y Cia.                                  14,193          62,338              0              0
96.539.380-3        Ediciones Financieras S.A.                       204             103              0              0
86.881.400-4        Envases CMF S.A.                             201,120         223,907              0              0
90.160.000-7        Cia. Sudamericana de Vapores S.A.             11,718           9,838              0              0
0-E                 Rayen Cura S.A.I.C.                          173,268               0              0              0
86.755.600-1        Inversiones Bayona S.A.                      118,251          90,107              0              0
92.048.000-4        Sudamericana Agencias Maritimas S.A.          11,607               0              0              0
96.787.750-6        Metropolis Intercom S.A.                          98           8,378              0              0
77.489.120-K        Soc. Agr. Vinedos Collipeumo Ltda.                 0               0              0              0

                            Total                              1,101,916         850,380              0              0

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
TRANSACTIONS

                                                                                          09-30-2004             09-30-2003
                                                                                    ---------------------   -----------------------
                                                       Description of                           Effect on                Effect on
       Company             R.U.T.     Relationship     Transaction                    Amount      Result      Amount       Result
---------------------  ------------   ------------     ----------------------       ---------   ---------   ---------    ---------

Serv. Y Consultorias                  Majority
   Hendaya S.A.        83.032.100-4   shareholder      Services received              976,661    -976,661     996,264     -996,264
                                      -                Dividends paid                 341,897           0     705,988            0
                                      -                Services supplied               14,551      14,551      15,960       15,960
                                      -                Products sold                      201          46         206           64
                                      -                Services rendered               51,461     -51,461      29,350      -29,350
                                                       Payment Made for own
                                      -                Account                              0           0           0            0
Quemchi S.A.           96.640.360-8   Same Parent      Services rendered                7,624       7,624       8,346        8,346
                                      Indirect
Rayen Cura S.A.I.C.    0-E            affiliate        Direct sales                   115,771      40,106     442,560      137,340
Navarino S.A.          96.566.900-0   Same Parent      Services supplied                7,624       7,624       7,707        7,707
Ediciones                             Indirect
   Financieras  S.A.   96.793.77-3    affiliate        Products sold                        0           0       4,138        1,282
                                      -                Services purchased                 325        -325         309         -309
                                      -                Services received                6,034      -6,034       3,808       -3,808
                                      -                Advertising hired                  652        -652           0            0
                                      -                Advertising services             5,592      -5,592      22,666      -22,666
                                      -                Advertising hired                  738         738           0            0
                                      Indirect
Envases CMF  S.A.      86.881.400-4   affiliate        Materials purchased            461,301           0     466,241            0
                                      -                Products sold                      195          45      56,820       17,611
                                      -                Other sales                     51,235           0         139            0
Forus S.A.             86.963.200-7   Affiliate        Advertising hired                4,354      -4,354           0            0
                                      -                Advertising hired                4,354       4,354     187,858      187,858
                                      Indirect
Vina Los Vascos S.A.   89.150.900-6   affiliate        Direct sales                   543,522     156,281     312,065       80,863
                                      -                Materials purchased             41,156           0      29,644            0
Cia. Sud-Americana de                                  Freight services
   Vapores S.A.        90.160.000-7   Same Parent      received                       123,252     -40,270     227,155      -36,585
                                      -                Other sales                      1,230           0       3,085            0
                                      -                Product sold                     9,528       6,971      27,280       10,951
Cia. Electro                          Majority
   Metalurgica S.A.    90.320.000-6   shareholder      Dividends paid               1,311,156           0   2,707,420            0
                                      -                Materials purchased              5,647           0       3,642            0
                                      -                Others sales                       491           0           0            0
                                      -                Product sold                     2,556         585       1,045          682
                                                       Payment  Made for own
                                                       Account                              0           0         284            0
                                      With the
Claro y Cia.           79.753.810-8   Chairman         Advice received                126,292    -126,292     156,297     -156,297
                                      -                Products sold                      543         124         450          136
Inversiones Bayona                    Majority
   S.A.                86.755.600-1   shareholder      Dividends paid                 355,935           0     734,973            0
Metropolis Intercom                   Indirect
   S.A.                96.787.750-6   affiliate        Advertising hired              431,107     380,017     207,460      207,320
                                      -                Other sales                          0           0      24,158        7,489
                                      -                Long-term loan granted         861,688           0           0            0
                                      -                Long-term loan granted       2,725,425           0           0            0
                                      -                Services purchased                 191        -191           0            0
                                      -                Land Rent                        1,533       1,533           0            0
                                      -                Advertising services            15,144     -15,144      11,603      -11,603
                                      -                Products sold                        0           0       3,534        3,534
Soc Agric. Cullipeumo
   Ltda.               77.489.120-K   Indirect         Raw Material Purchased           9,728           0      41,115            0
                                      -                Products sold                      551         126           0            0
                                                       Reimbursement of
                                      -                Expenses                           422           0           0            0
Sudamericana Agencias
   Aereas y Maritimas
   S.A.                92.048.000-4   Indirect         Freight services               163,820    -163,820           0            0
                                      -                Container rent                  15,476     -15,476           0            0
                                      -                Products sold                       67          15           0            0
                                      -                Others sales                       768           0           0            0
Carmen Luz Sanchez
   Guzman              5.781.266-4    Indirect         Raw Material Purchased          37,268           0      38,972            0
                                                       Reimbursement of
                                      -                Expenses                         1,397           0           0            0
Inmobiliaria y
   Constructora Monte
   Azul  S.A.          78.936.090-1   Affiliate        Loan granted                   343,816           0           0            0



                                       22

Empresa Editora                       -                Interest                         2,705       2,705           0            0
   Zig-Zag             90.684.000-6   Indirect         Services purchased                 107        -107           0            0
                                      -                Services sold                    1,959       1,959           0            0

                                  7. Inventory



An itemized list of inventory, valued according to note 2 h), is presented on an attached chart.


CRISTALERIAS DE CHILE S.A.
NOTE 7 - INVENTORY (Consolidated)
                                                       2004           2003
                                                   -----------     ----------
                                                      Th Ch$         Th Ch$
Finished Products
* Cristalerias de Chile S.A.                         4,165,325      2,723,155
* S.A. Vina Santa Rita                               5,672,310      5,571,287
Subtotal Finished Products                           9,837,635      8,294,442

Raw Materials and Fuel
* Cristalerias de Chile S.A.                         1,242,139      1,661,580
* S.A. Vina Santa Rita                              25,159,925     21,618,880
Subtotal Raw Materials and Fuel                     26,402,064     23,280,460

Supply Materials and Parts
* Cristalerias de Chile S.A.                           873,822      1,058,114
* S.A. Vina Santa Rita                               1,372,303      1,100,763
Subtotal Supply Materials and Parts                  2,246,125      2,158,877

Materials in Transit                                 1,026,001        366,788


Red Televisiva Megavision S.A.  (CIECSA S.A.)

* Foreign, taped, for broadcast                      2,509,115      2,517,572
* Domestic programming, to be broadcast                185,434        454,346
Subtotal Red Televisiva Megavision S.A.              2,694,549      2,971,918

Total                                               42,206,374     37,072,485

                       8. Deferred taxes and income taxes


A) DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Amortization periods of deferred taxes have been estimated on average at 1 year for Short-Term Assets, 4 years for Long-Term Assets, and 14 years for Long-term Liabilities.


B) INCOME TAX

The parent company and its subsidiary S.A. Vina Santa Rita, made tax provisions of 17% of taxable income in 2004 (16.5% in 2003) subject to the First Category, in addition to a 35% Income Tax under Art. 21, for the 2004 and 2003 fiscal years.

The other subsidiaries maintain negative taxable rents, therefore they have not provisioned for this concept.

Credits against taxes are shown deducting the payable obligation.

The itemized list is the following:

                                              2004             2003
                                          -----------      -----------
                                             Th Ch$           Th Ch$

Fiscal year income tax reserve             (4,113,277)      (1,294,403)
Single tax reserve                            (10,176)          (8,161)
                                          -----------      -----------

SUB TOTAL                                  (4,123,453)      (1,302,564)


Credits:
Monthly reserve payments                    1,891,500        3,391,248
Training expenditures                          75,288           69,632
Fixed Assets credit                            30,803           32,544
Donations                                      29,437            9,895
                                          -----------      -----------
CREDIT SUB TOTAL                            2,027,028        3,503,319


Income Tax                                 (2,096,425)       2,200,755

Income Tax to be Recovered                          0           14,481


Other Taxes to be recovered:
VAT Fiscal Credit                             355,118          273,157
Income tax credit, previous year              745,454          236,091
Profit absorption,  previous year              79,591                0
Income Tax advance                             11,104                0

TOTAL TAXES TO BE                            ________        _________
RECOVERED (PAID)                             (905,158)       2,724,484



C) TAXABLE PROFIT FUND


The parent company registered the following balance of profits to be distributed:


                                              2004             2003
                                          -----------      -----------
                                             Th Ch$           Th Ch$
Generated as of 12.31.1983:
Profits adjustment                          1,955,579        1,955,579
Generated since 01.01.1984:
Without Credit                              1,952,737        1,092,551
With 10% First Category Credit                 22,897           23,125
With 15% First category Credit             83,691,680       87,635,035
With 15% Additional rate Credit                   725              736
With 16% First Category Credit             14,608,036       16,432,597
With 16.5% First Category Credit            7,024,928        4,179,243
With 17% First Category Credit             16,845,057                0
                                          -----------      -----------
SUB-TOTAL TAX PROFITS                     124,146,060      109,363,287
Non-income revenues                         6,886,405        6,955,188
                                          -----------      -----------
TOTAL RETAINED EARNINGS                   131,032,465      116,318,475

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX
DEFERRED TAXES

                                                      09-30-2004                                       09-30-2003
                                    -----------------------------------------------  ---------------------------------------------
                                                                   Liability                                       Liability
               Item                   Asset Deferred Tax          Deferred Tax         Asset Deferred Tax         Deferred Tax
----------------------------------  ----------------------  -----------------------  ----------------------  ---------------------
                                    Short term   Long Term  Short Term    Long Term  Short Term   Long Term  Short Term  Long Term
                                    ----------   ---------  ----------    ---------  ----------   ---------  ----------  ---------

      Temporary Differences
Reserve non-collectable accounts       132,736           0           0            0     126,820           0           0          0
Prepaid Income                         543,712           0           0            0     849,637           0           0          0
Vacation provision                     192,385           0           0            0     168,009           0           0          0
Intangible Amortization                      0           0           0            0           0           0           0          0
Leased assets                                0           0           0            0           0           0           0          0
Manufacturing expenses                       0           0           0            0           0           0           0          0
Depreciations fixed assets                   0           0           0    8,273,766           0           0           0  8,609,332
Severance payments                       1,507     150,147           0            0       1,784     147,543           0          0
Other events                                 0           0      54,143      502,789           0           0           0          0
Packaging reserve                      154,061           0           0            0     196,711           0           0          0
Furnace repair provision               325,031     401,392           0            0           0     589,832           0          0
Stock obsolescence provision                 0           0           0            0           0           0           0          0
Spare parts obsolescence provision     109,251           0           0            0      98,860           0           0          0
Amortization lower value bonds         103,807           0           0            0      81,806           0      54,133    793,456
Non realized profits                   244,323      10,836           0            0     231,810       7,103           0          0
Other provisions                       140,648           0           0            0      21,308           0           0          0
Direct labor                            11,337           0           0            0      21,846           0           0          0
Automobiles Accumulated
   Depreciation                              0      20,698           0            0           0      16,864           0     81,841
Tax losses                                   0     144,781           0            0           0   4,029,249           0          0
Negative bonds placement (-)                 0           0           0      232,002           0           0           0          0
Prepaid expenses                             0           0      47,158            0           0           0      37,003          0
Banking reserve                              0           0           0       30,042           0           0           0     42,352
Fixed assets, molds                          0           0           0      289,762           0           0           0    268,229
Commercial brands                        1,957           0           0            0      38,376           0           0          0
Amortization commercial brands               0           0           0            0           0           0           0          0
Expenses assetted                            0           0     261,654            0      50,804           0     264,668          0
Deferred customs duties                    729      20,087           0       73,330           0           0           0      1,990
Stock obsolescence provision           113,939           0           0            0      90,298           0           0          0
Other expenses provision                     0           0           0            0           0           0           0          0

Supplementary accounts-net of
   amort.                                3,424       5,586           0    3,973,651     167,110   3,341,325           0  3,556,747
Valuation provision                          0           0                                    0           0
Total                                2,071,999     742,355     362,955    5,428,040   1,810,959   1,449,266      355,804 6,240,453

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX
         INCOME TAX


                                                                                     09/30/2004         09/30/2003
                                                                                    -----------        -----------
                                                                                        Th Ch$             Th Ch$

Current tax expense (tax provision)                                                  -4,123,453         -1,302,564
Adjustment tax expense (previous year)                                                        0                  0
Effects from assets or liabilities, deferred year's tax                                  38,147           -417,124
Tax benefit from tax losses                                                                   0                469
Effect of amortiz. of supplementary accounts for deferred assets and                    -23,544            103,943
   liabilities
Effect on assets or liabilities from deferred tax from changes in                             0                  0
   assessment provision
Other charges or credits to the account                                                 -22,352                  0
Total                                                                                -4,131,202         -1,615,276

        9. Short and Long-term Leasing Contracts and Assets for Leasing



As of September 30, 2004, balances are not included under this heading.

                            10. Other Current Assets



As of September 30, 2004, included under this item are investments in:
     a) Financial instruments with resale agreement for Th Ch$ 20,146,047 valued as expressed by note 2 q).
     b) Deferred expenses for bonds placement for Th Ch$ 359,902.
     c) Balance in favor of Cristalerias de Chile y filial S.A. Vina Santa Rita for Th Ch$ 1,054,390 for Future Contracts in foreign currency.

As of September 30, 2003, there were investments in:
     a) Financial instruments with resale agreement for Th Ch$ 8,679,104 valued as expressed by note 2 q).
     b) Deferred expenses for bonds placement for Th Ch$ 369,316.
     c) Th Ch$ 28,441 for bank reserve.

       11. Information on operations involving purchase agreements, sales agreements, sale with repurchase agreement, and purchase with resale agreement of titles or real estate securities



Information about these transactions is presented in attached charts.

NOTE 11 -  INFORMATION ON OPERATIONS WITH PURCHASE COMMITMENT, SALE COMMITMENT,
           SALE WITH REPURCHASE AGREEMENTS AND PURCHASE WITH RESALE AGREEMENTS OPERATIONS OF TITLES AND REAL ESTATE SECURITIES
SALE OPERATIONS WITH REPURCHASE COMMITMENT (VRC) AND PURCHASE OPERATIONS WITH RESALE COMMITMENT (CRV)


                   Dates
          ------------------------
                                                          Original      Price               Final                            Market
Code        Start          End           Counterpart      Currency       Set      Rate      Value        Instrument          Value
-----     ----------    ----------  --------------------  --------    ---------   ----    ---------   ----------------     ---------

CRV       09.24.2004    10.01.2004  BCI CB                  Pesos       500,000   0.16      500,198       BCP-PDBC           500,160
CRV       09.24.2004    10.12.2004  Banco de Chile          Pesos     5,100,000   0.16    5,104,896       BCP-BUCER        5,101,632
CRV       09.28.2004    10.05.2004  Banco de Chile          Pesos     2,000,000   0.19    2,000,887   STEGEC-STGCC-CHI     2,000,253
CRV       09.28.2004    10.01.2004  Banco de Chile          Pesos       300,000   0.19      300,057       STD-STGCC          300,039
CRV       09.29.2004    10.06.2004  Banco de Chile          Pesos       940,000   0.18      940,395        PRC-BCU           940,056
CRV       09.30.2004    10.07.2004  BCI  CB                 Pesos     1,590,000   0.20    1,590,742    CERO-DUSAN-PDBC     1,590,000
CRV       09.27.2004    10.04.2004  Santander Investment    Pesos     1,300,000   0.20    1,300,516       PRC-ZERO         1,300,260
CRV       09.27.2004    10.12.2004  Santander S.A.         Dollars      608,900   1.70      609,331    PRD-BCD-BCP-STD       608,986
                                       Agente de Valores
CRV       09.27.2004    10.18.2004  Santander S.A.         Dollars      605,572   1.70      606,172    PRD-BCD-BCP-STG       605,657
                                       Agente de Valores
CRV       09.30.2004    10.08.2004  BCI  CB                 Pesos       100,000   0.20      100,053          PRD             100,000
CRV       09.30.2004    10.08.2004  BCI  CB                 Pesos       150,000   0.20      150,080          PRD             150,000
CRV       09.24.2004    10.01.2004  Banco de Chile          Pesos       717,190   0.16      717,458          PRD             717,420
CRV       09.30.2004    10.08.2004  Banco de Chile          Pesos     1,000,000   0.17    1,000,453          PRD           1,000,000
CRV       09.24.2004    10.01.2004  Banco de Chile          Pesos       218,200   0.16      218,281          PRD             218,270
CRV       09.30.2004    10.08.2004  Banco de Chile          Pesos       560,000   0.17      560,254          PRD             560,000
CRV       09.30.2004    10.08.2004  Banco BCI               Pesos        70,000   0.20       70,037          PRD              70,000
                                       Corredores de
                                       Bolsa
CRV       09.30.2004    10.08.2004  Banco BCI               Pesos        90,000   0.20       90,048          PRD              90,000
                                       Corredores de
                                       Bolsa
CRV       09.30.2004    10.08.2004  Banco BCI               Pesos       420,000   0.20      420,224          PRD             420,000
                                       Corredores de
                                       Bolsa
CRV       09.30.2004    10.08.2004  Banco de Chile          Pesos       180,000   0.17      180,082          PRD             180,000
CRV       09.10.2004    10.05.2004  Banco de Chile          Pesos       200,000   0.15      200,250         PRBC             200,210
CRV       09.10.2004    10.04.2004  Banco de Chile          Pesos       250,000   0.15      250,300         PRBC             250,263
CRV       09.27.2004    10.25.2004  Banco de Chile          Pesos       285,266   0.16      285,692         PRBC             285,327
CRV       09.29.2004    10.25.2004  Banco de Chile          Pesos       200,000   0.17      200,295         PRBC             200,023
CRV       09.20.2004    10.22.2004  Scotiabank              Pesos       300,000   0.17      300,544         PRBC             300,187
CRV       08.24.2004    11.10.2004  Banco Santander         Pesos       301,000   0.17      302,330         PRBC             301,648
CRV       08.31.2004    11.24.2004  Banco Santander         Pesos       149,545   0.18      150,308         PRBC             149,823
CRV       08.31.2004    11.10.2004  Banco Santander         Pesos       199,850   0.18      200,701         PRBC             200,222
CRV       09.27.2004    11.08.2004  Banco Santander         Pesos       296,998   0.18      297,746         PRBC             297,069
CRV       09.27.2004    11.09.2004  Banco Santander         Pesos       295,078   0.18      295,839         PRBC             295,149
CRV       09.27.2004    11.10.2004  Banco Santander         Pesos       198,225   0.18      198,778         PRBC             198,303
CRV       09.28.2004    11.22.2004  Banco Santander         Pesos       297,193   0.19      298,228         PRBC             297,249
CRV       09.28.2004    11.23.2004  Banco Santander         Pesos       295,250   0.19      296,298         PRBC             295,306
CRV       09.29.2004    11.25.2004  Banco Santander         Pesos       245,012   0.18      245,850         PRBC             245,041
CRV       09.30.2004    11.25.2004  Banco Santander         Pesos       177,483   0.18      178,079         PRBC             177,493

12. Fixed Assets

Cristalerias de Chile S.A.

The Fixed Assets are valued according to note 2j), and the main goods included under this item as of September 30, 2004 and 2003 are the ones detailed in the annexed table.

The items that make up the Company's fixed assets as of September 30, 2004 and 2003 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery, and Equipment distributed between the Padre Hurtado, Alto Jahuel and other minor.

S.A. Vina Santa Rita

The increase in land corresponds to the operation of exchange conducted between Vina Santa Rita S.A. and Empresa de Transporte y Excavaciones Limitada (TRANSEX LTDA.).

TRANSEX LTDA. granted Vina Santa Rita two pieces of land that totalize 27,242.67 m2, and Vina Santa Rita S.A.in turn granted TRANSEX LTDA. a land of 30,983.35 m2, both located in Buin. The parts agreed the exchange price on Ch$ 269,000 million.

Technical Reappraisal and Adjustment of Accounting Values:

The parent company carried out a technical reappraisal of its fixed assets in 1979. Likewise, in June 1986 it adjusted those assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations:

The charge against results for this item amounts to Th Ch$ 11,754,846 in 2004 and Th Ch$ 11,065,777 in 2003.

The detail is shown on an attached chart.

                                        Fixed Assets

                                                  2004                2003
                                            ------------         ------------
                                                 ThCh$               Th Ch$
Land
Land and Mining Properties                    13,590,995           13,326,621
Subtotal Lands                                13,590,995           13,326,621

Buildings and Infrastructure Projects
Hi rises and industrial buildings             31,798,777           31,045,256
Installations                                 33,214,620           31,285,463
Residences                                        26,711               26,685
Subtotal                                      65,040,108           62,357,404

Accumulated depreciation                    (22,207,123)         (19,071,731)
Fiscal year depreciation                     (2,338,859)          (2,267,338)
Subtotal Depreciations                      (24,545,982)         (21,339,069)

Subtotal Constructions and Projects           40,494,126           41,018,335

Machinery and Equipment
Machinery                                     99,213,011           94,674,738
Furnaces                                      47,258,066           47,107,774
Furniture and Furnishings                      2,731,920            2,567,390
Tools                                            731,693              635,358
Rolling Stock                                    926,934              877,420
Subtotal                                     150,861,624          145,862,680

Accumulated depreciation                    (74,618,264)         (63,807,502)
Fiscal year depreciation                     (9,256,578)          (8,639,226)
Subtotal Depreciations                      (83,874,842)         (72,446,728)

Subtotal Machinery and Equipment              66,986,782           73,415,952

Other Fixed Assets
Spare parts                                    6,860,830            5,634,169
Imports in transit                             1,576,730              133,834
Work in progress                               4,691,473            2,778,530
Lots in Pirque and Leyda                         418,042              471,719
Deferred Customs Duties                           91,727              294,383
Packages and Bundling                            240,191              239,958
Other                                          1,978,605            1,953,675

Subtotal Other Assets                         15,857,598           11,506,268

Total Fixed Assets                           245,350,325          233,052,973
Total Accumulated Depreciation              (96,825,387)         (82,879,233)
Total Depreciation of the Period            (11,595,437)         (10,906,564)
Total Net Fixed Assets                       136,929,501          139,267,176

TECHNICAL REVALUATION AND ADJUSTMENT TO ACCOUNTING VALUES

                                                  2004                2003
                                             ------------         ------------
                                                 Th Ch$              Th Ch$
Land
Land                                              319,012              318,603
Subtotal net land and mining properties           319,012              318,603

Buildings and Infrastructure Projects
High rises and industrial buildings             6,371,495            6,365,235
Installations                                      42,110               42,068
Subtotal Buildings                              6,413,605            6,407,303

Accumulated Depreciation                      (5,156,792)          (4,939,451)
Fiscal year depreciation                        (159,409)            (159,256)
Subtotal depreciation                         (5,316,201)          (5,098,707)

Subtotal Buildings and Infrastructure
  project                                       1,097,404            1,308,596

Machinery and Equipment
Furnaces                                                0                    0
Machinery                                               0                    0
Tools                                                   0                    0
Furniture and Furnishings                               0                    0
Subtotal Machinery and Equipment                        0                    0

Accumulated Depreciation                                0                    0
Fiscal year depreciation                                0                    0
Subtotal depreciation                                   0                    0

Subtotal Machinery and Equipment                        0                    0

Subtotal Net Technical Revaluation              1,416,146            1,627,199

TOTAL REVALUED ASSETS                           6,732,617            6,725,906
TOTAL ACCUMULATED DEPRECIATION                (5,156,792)          (4,939,451)
TOTAL DEPRECIATION OF THE PERIOD                (159,409)            (159,256)
TOTAL NET                                       1,416,416            1,627,199

                     13. Sales transactions with leaseback


These type of transactions were not carried out as of September 30, 2004 and 2003.

                      14. Investments in related companies


According to Circulating No. 1697 of the SVS, for the valuation of investments in related companies, carried out prior to the January 01, 2004, the equity method (VPP) has continued to be used.

On the other hand, for the investments in which direct participation is lower than 20%, the equity method (VPP) has continued to be used, since they correspond to companies within the same business group and therefore significant influence exists on them.

This method consists of assigning the investment an equivalent value to the proportion that corresponds to the company in the equity at book value in the issuer, and recognizing proportionally, the variations that this experiences.

Investments in force as of September 30, 2004 and 2003 are detailed as follows:

METROPOLIS INTERCOM S.A.

On April 30, 2000 the Shareholders of Metropolis Intercom S.A.. agreed to make a capital increase by issuing 3,923,834 shares for Ch$ 1,256.67 per share, equivalent to Th Ch$ 4,931,000. Such amount was subscribed 50% by Cristalchile Comunicaciones S.A. and the remaining 50% by Liberty Comunicaciones de Chile Uno Ltda.

The payment of such subscription was made by the subsidiary Cristalchile Comunicaciones S.A. on September 29, 2004, paying 1,961,917 shares for a value of Th Ch$ 2,462,794.

With this purchase, the subsidiary participates directly in 2.205% and 47.795% indirectly in Metropolis Intercom S.A.'s equity.

CIECSA S.A.

On August 26, 2004 the Shareholders of Ciecsa S.A. agreed to increase company's equity through the issue of 36,400,000 shares equivalent to Th Ch$ 910,000 which were fully subscribed by Cristalerias de Chile S.A.

This capital increase allowed CIECSA S.A. to complete financing in order to pay the balance of a Th US$2,100 debt it had with Televisa S.A., produced by the purchase of 7,885,472 shares of Megavision S.A. in August 2002.


INMOBILIARIA MONTE AZUL S.A.

As of May 14, 2004, Cristalchile S.A. paid to its subsidiary Constructora Apoger Th Ch$196 for 49% of the rights of Inmobiliaria Monte Azul Ltda. With this contribution the participation in the affiliate reaches 50% as of June 30, 2004. In order to determine the fair value, it has been considered that the price paid corresponds to the market value, thus not originating adjustment to the investment value by present value.


INVESTMENTS ABROAD

RAYEN CURA S.A.I.C.

On January 31, April 25 and June 30 of 2003 Rayen Cura S.A.I.C. carried out repayment of part of a capital increase paid on April 29, 2002. Total amounts reimbursed amounted to Th US$ 2,600.

On June 30, 2004 and August 31, 2004, the Board of Rayen Cura S.A.I.C. approved the reimbursement of part of the irrevocable contributions subscribed and paid on April 29, 2002. The amount of the reimbursement was US$ 3,400,000, of which CristalChile Inversiones S.A. received US$ 1,360,000, equivalent to 40% of its contribution.

As of September 30 the financial statements of Rayen Cura S.A.I.C. acknowledge a rate of exchange of $ 2.96 Argentine pesos per Dollar. Cristalchile
Inversiones, in turn, has adjusted the financial statements of Rayen Cura S.A.I.C. in order to acknowledge the variation occurred from $ 2.91 (December 31, 2003) and $2.96 Argentine pesos per US dollar as of September 30, 2004.

As an effect of the result of the subsidiary and the financial statements conversion of Rayen Cura S.A.I.C., according to the chilean normative, CristalChile Inversiones S.A. has acknowledged during the period a profit of Th Ch$ 837,914 and Th Ch$ 728,836 profit as of September 30, 2003.

On the other hand, the Dollar rate of exchange variation in Chile during the period, originated adjustments and from the investment in Rayen Cura and for goodwill from the purchase of shares of that company, respectively, which were charged of Th Ch$61,568 in 2004 (charge Th Ch$ 1,252,448 in 2003) to the item Other Equity Reserves.

As stipulated in Technical Bulletin No. 64 of the Accountants Association of Chile, following is the information related to investments abroad:

                                                   2004             2003
                                                    Th$              Th$
CristalChile Inversiones's share of
Rayen Cura S.A.I.C.                              12,248,478       13,124,284
Negative goodwill(net of amortization)            4,116,233        4,842,372
                                                -----------       ----------
TOTAL                                            16,364,711       17,966,656

Loss due to devaluation                          (2,599,574)      (2,088,490)
Accrued Profit (loss)                               837,914          728,836
Potentially remitable profit                              0                0

The investment in Rayen Cura S.A.I.C. is controlled in Dollars of the United States of America.

The subsidiary CristalChile Inversiones S.A., does not register liabilities contracted that have been specifically designated and entered to as coverage instruments for the investment abroad.

CRISTALERIAS DE CHILE S.A.
NOTE 14-  INVESTMENTS IN RELATED COMPANIES
BREAKDOWN OF INVESTMENTS

                                                               Shareholder            Company                    Net
                                        Investment             (Percentage)            Equity                  Income
                                ---------------------------- ----------------- ----------------------- -----------------------
                                Country             Number
                                  of     Control      of       09-30-   09-30-      09-30-      09-30-      09-30-      09-30-
                  COMPANY       Origin   Currency   Shares      2004     2003        2004        2003        2004        2003
               ---------------- -------  --------  --------- -------- -------- ----------- ----------- ----------- -----------

               Cordillera
                 Comunicaciones
78.619.410-5     Holding        Chile      Peso            0 50.00000 50.00000 124,110,332 137,712,838 -10,657,135 -10,612,478
               Cordillera
                 Comunicaciones
78.619.370-2     Ltda.          Chile      Peso            0  0.00000  0.00000 124,734,002 138,404,862 -10,710,688 -10,665,991
               Vina Los Vascos
89.150.900-6     S.A.           Chile      Peso   60,000,000 43.00000 43.00000  14,862,748  13,221,391   1,125,162   1,128,575
               Editora Zig-Zag                    114,596,21
90.684.000-6     S.A.           Chile      Peso            3 49.00000 49.00000     617,778     462,529    -223,778    -328,648
               Ediciones Chiloe
96.793.770-3     S.A.           Chile      Peso    1,570,146 50.00000 50.00000   1,368,080   1,453,797    -133,623    -204,576
               Inmobiliaria
                 Don Alberto
96.826.870-8     S.A.           Chile      Peso        3,817  0.00000 38.00000           0          27           0          -8
86.881.400-4   Envases CMF S.A. Chile      Peso       28,000 50.00000 50.00000  32,324,932  33,617,484     750,439     724,835
98.806.690-0   Proser S.A.      Chile      Peso           50  0.00000  0.00000     -12,200     -12,395         232         148
               Metropolis
96.787.750-6    Intercom S.A.   Chile      Peso    1,961,918  2.00000  0.00000  69,850,866  79,890,942  -7,919,771  -7,512,179
               Inmob. Y
                 Constructora
                 Monte Azul
78.936.090-1     S.A.           Chile      Peso           50 50.00000  0.00000      -9,169           0      -9,776           0
               Rayen Cura
0-E              S.A.I.C      Argentina   Dollar   1,376,000 40.00000 40.00000  30,621,196  32,810,711   2,094,785   1,822,089
               TOTAL



                                Companies' equity      Net Income             Result of
                                  at Fair Value       At Fair Value            Accrual                  VPP
                                ------------------- ----------------- ----------------------- -----------------------

                                  09-30-     09-30-   09-30-   09-30-      09-30-      09-30-      09-30-      09-30-
                   COMPANY         2004       2003    2004     2003        2004        2003        2004        2003
               ----------------  --------  --------- -------- -------- ----------- ----------- ----------- -----------
               Cordillera
                 Comunicaciones
78.619.410-5     Holding                                               -5,328,567  -5,306,331  62,055,166  68,856,419
               Cordillera
                 Comunicaciones
78.619.370-2     Ltda.                                                    -26,777     -26,665     311,835     346,012
               Vina Los Vascos
89.150.900-6     S.A.                                                     483,820     485,287   6,390,982   5,685,198
               Editora Zig-Zag
90.684.000-6     S.A.                                                    -111,696    -163,848     308,201     230,754
               Ediciones Chiloe
96.793.770-3     S.A.                                                     -66,811    -102,288     684,040     726,898
               Inmobiliaria
                 Don Alberto
96.826.870-8     S.A.                                                           0          -4           0          10
86.881.400-4   Envases CMF S.A.                                           375,220     362,416  16,537,685  16,808,743
98.806.690-0   Proser S.A.                                                      0           2         -61           1
               Metropolis
96.787.750-6    Intercom S.A.                                            -174,611           0   1,540,309   1,761,707
               Inmob. Y
                Constructora
78.936.090-1    Monte Azul S.A.   -9,169          0   -9,776          0    -4,888           0      -4,584           0
               Rayen Cura
0-E              S.A.I.C                                                  837,914     728,836  12,248,478  13,124,285
               TOTAL                                                                          100,072,051 107,540,027




                                       Income not             Book value
                                        Realized             of Investment
                                ----------------------- -----------------------

                                     09-30-      09-30-      09-30-      09-30-
                   COMPANY            2004        2003        2004        2003
               ---------------- ----------- ----------- ----------- -----------
               Cordillera
                 Comunicaciones
78.619.410-5     Holding                  0           0  62,055,166  68,856,419
               Cordillera
                 Comunicaciones
78.619.370-2     Ltda.                    0           0     311,835     346,012
               Vina Los Vascos
89.150.900-6     S.A.                     0           0   6,390,982   5,685,198
               Editora Zig-Zag
90.684.000-6     S.A.                     0           0     308,201     230,754
               Ediciones Chiloe
96.793.770-3     S.A.               148,757     189,659     535,283     537,239
               Inmobiliaria
                 Don Alberto
96.826.870-8     S.A.                     0           0           0          10
86.881.400-4   Envases CMF S.A.           0           0  16,537,685  16,808,743
98.806.690-0   Proser S.A.                0           0         -61           1
               Metropolis
96.787.750-6    Intercom S.A.             0           0   1,540,309   1,761,707
               Inmob. Y
                Constructora
78.936.090-1    Monte Azul S.A.           0           0      -4,584           0
               Rayen Cura
0-E              S.A.I.C                  0           0  12,248,478  13,124,285
               TOTAL                148,757     189,659  99,923,294 107,350,368



                       15. Investments in other companies



Investments in other companies that totaled Th Ch$ 770,586 on September 30, 2004 (Th Ch$ 840,471 in 2003) are shown on attached charts.


CRISTALERIAS DE CHILE S.A.
NOTE 15 - INVESTMENTS IN OTHER CORPORATIONS

                                                                                                  Book Value
                                                                                          -------------------------
                                                           Number of     Shareholding
   R.U.T.                    Company Name                   Shares       (Percentage)     09-30-2004     09-30-2003
------------        -------------------------------        ----------    ------------     ----------     ----------

96.895.100-9        Internet Holding S.A.                      57,104          7.4200        155,601        226,082
0-E                 Bazuca.com Inc.                           266,500          7.8900        614,985        614,389

                           16. Goodwill Amortization


NEGATIVE GOODWILL

Stock purchases made in different periods of S.A. Vina Santa Rita, Vina Los Vascos S.A., Ciecsa S.A., Empresa Editora Zig Zag S.A., Ediciones Financieras S.A., and Rayen Cura S.A.I.C. have produced negative goodwill whose net balance to be amortized as of September 30, 2004 totaled Th Ch$ 8,696,914 (Th Ch$ 9,761,218 in 2003).


POSITIVE GOODWILL

As of September 30, 2004 and 2003 the parent company and the subsidiaries do not show any balance for this item.

CRISTALERIAS DE CHILE S.A.
NOTE 16 - GOODWILL ON INVESTMENTS
NEGATIVE GOODWILL


                                                                        09-30-2004                           09-30-2003
                                                             -----------------------------          ----------------------------
                                                               Amount                                 Amount
                                                               Amortiz.          Goodwill             Amortiz.          Goodwill
       R.U.T.                    Company Name                this period         Balance            this period          Balance
------------         ------------------------------          -----------         ---------          -----------       ----------

99.999.999-9         Rayen Cura S.A.                           205,812           4,116,233              226,987        4,842,372
86.547.900-K         S.A. Vina Santa Rita                       38,347             531,312               38,310          581,877
96.608.270-4         Ciecsa S.A.                                92,654           1,266,271               92,564        1,388,462
89.150.900-6         Vina Los Vascos S.A.                       67,554           1,121,846               67,947        1,190,433
90.684.000-6         Editorial Zig-Zag S.A.                      4,854              99,493                4,849          105,862
79.952.350-7         Red Televisiva Megavision S.A.             40,706             858,331               40,666          911,720
96.787.750-6         Metropolis Intercom S.A.                   27,767             703,428                    0          740,492
                     TOTAL                                     477,694           8,696,914              471,323        9,761,218

                                17. Intangibles


As of September 30, 2004 and 2003 this item is composed as follows:


                                              Th Ch$                 Th Ch$
                                           -----------            -----------
                                               2004                   2003

Concession of Channel 9
frequency and regional network              10,373,684             10,363,625
Trademarks                                   1,676,629              1,639,964
                                           -----------            -----------
TOTAL INTANGIBLES                           12,050,313             12,003,589



ACCUMULATED AMORTIZATIONS

From Channel 9 Frequency                    (1,110,111)              (947,892)
From Trademarks                               (285,629)              (225,739)
                                           -----------            -----------
TOTAL AMORTIZATIONS                         (1,395,740)            (1,173,631)

                              18. Others (Assets)


As of September 30, 2004 and 2003 the following are included under this item:


                                                2004                   2003
                                             ---------              ---------
                                               Th Ch$                 Th Ch$

Celulosa Arauco bonds (*)                            0              9,012,141
Price differential bond acquisition(*)               0                103,006
Negative goodwill Bond Sale (Net)            2,920,603              3,261,087
Expenses of bond sales                         933,534              1,110,148
Bank Cash Reserve                                    0                  2,441
Foreign programs to be exhibited over
a year from the present                      1,991,396                755,801
Long-Term Tax VAT Vina Dona Paula              631,390                444,138
Presumed Minimum Profit Tax                     43,612                 21,025
Other                                           28,830                 46,020

                                             ---------              ---------

Total                                        6,549,365             14,755,807



As of September 30, 2003 there were other long-term fixed assets:

(*) Investment in Celulosa Arauco bonds equivalent to US$13,420,000 at an annual rate of 6.95% and maturity at September 15, 2005, Th Ch$ 103,006 for surplus Price differential paid in the acquisition of Celulosa Arauco bonds, which will be amortized in the same term of the bond's maturity date.

(**) Corresponds to long-term refundable taxes of Vina Dona Paula S.A., Mendoza, Argentina subsidiary of S.A. Vina Santa Rita.

        19. Short-term obligations with banks and financial institutions


A detailed list of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 19-  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM


                                                                        Type of Currency and Readjustment Index
                                             --------------------------------------------------------------------------------------
                                                                                                                 Other Foreign
                                                    Dollars             Euros                 Yen                 Currencies
                                             -------------------- ----------------- ----------------------- -----------------------
                    Bank or Financial           09-30-     09-30-   09-30-   09-30-      09-30-      09-30-      09-30-      09-30-
  R.U.T.               Institution               2004       2003     2004     2003        2004        2003        2004        2003
------------    ---------------------------- ---------  --------- -------- -------- ----------- ----------- ----------- -----------

Short term (code:  5.21.10.10)
0-E             Banco Regional de Cuyo               0          0        0        0           0           0      15,884      18,076
97.004.000-5    Banco de Chile                       0    135,236        0        0           0           0           0           0
                Other                                0          0        0        0           0           0           0           0
                TOTAL                                0    135,236        0        0           0           0      15,884      18,076

                Amount capital due                   0    134,308        0        0           0           0      15,767      18,076

                Annual average interest rate      0.00       1.88     0.00     0.00        0.00        0.00        1.96        2.76

Long Term - Short Term (code:  5.21.10.20)

97.008.000-7    Citibank NA                    836,331  1,848,087        0        0           0           0           0           0
97.030.000-5    Banco Estado                         0          0        0        0           0           0           0           0
97.018.000-1    Scotiabank Sudamericano              0          0        0        0           0           0           0           0
97.006.000-6    Banco Credito e Inversiones          0          0        0        0           0           0           0           0
97.004.000-4    Banco de Chile                       0          0        0        0           0           0           0           0
97.036.000-K    Banco SantanderSantiago              0          0        0        0           0           0           0           0
0-E             JP Morgan Chase Bank           292,991    138,250        0        0           0           0           0           0
0-E             Banco Argentaria               111,355    245,622        0        0           0           0           0           0
                Other                                0          0        0        0           0           0           0           0
                TOTAL                        1,240,677  2,231,959        0        0           0           0           0           0

                Amount capital due             941,138  2,075,930        0        0           0           0           0           0

                Average annual interest rate      2.05       1.83     0.00     0.00        0.00        0.00        0.00        0.00
                   Percentage oblig. foreign curr. (%)    46.0000
                   Percentage oblig. foreign curr. (%)    54.0000


                                                            Type of Currency and Readjustment Index
                                              -------------------------------------------------------------
                                                      U.F.        Non adjustable $          Total
                                              ------------------- ----------------- -----------------------
                    Bank or Financial           09-30-     09-30-   09-30-   09-30-      09-30-      09-30-
  R.U.T.               Institution               2004       2003     2004     2003        2004        2003
------------    ----------------------------  --------  --------- -------- -------- ----------- -----------

Short term (code:  5.21.10.10)
0-E             Banco Regional de Cuyo               0          0        0        0      15,884      18,076
97.004.000-5    Banco de Chile                       0          0        0        0           0     135,236
                Other                                0          0        0        0           0           0
                TOTAL                                0          0        0        0      15,884     153,312

                Amount capital due                   0          0        0        0      15,767     152,384

                Annual average interest rate      0.00       0.00     0.00     0.00

Long Term - Short Term (code:  5.21.10.20)

97.008.000-7    Citibank NA                          0          0        0        0     836,331   1,848,087
97.030.000-5    Banco Estado                         0          0  268,913  273,217     268,913     273,217
97.018.000-1    Scotiabank Sudamericano        421,190    454,163        0        0     421,190     454,163
97.006.000-6    Banco Credito e Inversiones    172,076    172,872        0        0     172,076     172,872
97.004.000-4    Banco de Chile                 126,864    322,590        0        0     126,864     322,590
97.036.000-K    Banco SantanderSantiago        469,805    479,176        0        0     469,805     479,176
0-E             JP Morgan Chase Bank                 0          0        0        0     292,991     138,250
0-E             Banco Argentaria                     0          0        0        0     111,355     245,622
                Other                                0          0        0        0           0           0
                TOTAL                        1,189,935  1,428,801  268,913  273,217   2,699,525   3,933,977

                Amount capital due           1,173,790  1,344,683  264,375  268,605   2,379,303   3,689,218

                Average annual interest rate      1.39       4.43     4.94     4.94


                         20. Other Current Liabilities


As of September 30, 2003, there was a balance Th Ch$ 5,136,957 in favor of financial institutions corresponding to future contracts in foreign currency subscribed by the parent company and the subsidiaries S.A. Vina Santa Rita y Ciecsa S.A. More detail on these is shown in note 34 Derivative Contracts.

        21. Long-term obligations with banks and financial institutions


The obligations with banks and financial institutions are presented on the charts attached.

CRISTALERIAS DE CHILE S.A.
NOTE 21:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS


                          Institution                Years of Maturity
                  ---------------------------  ------------------------------
                                                                   More than      More than      More than    More than
                                                                       1              2              3            5
                                                                    up to 2        up to 3        up to 5      up to 10
                                                                   ----------     ----------   ------------   -----------
                                                  Currency
                           Financial             adjustment
     R.U.T.               Institution               index           Thou Ch$       Thou Ch$       Thou Ch$      Thou Ch$
------------      ---------------------------  --------------      ----------     ----------   ------------   -----------

                                               Other
0-E               Banco Regional de Cuyo       currency                29,181         10,349              0             0
97.030.000-7      Banco Estado                 Non-adjustment         271,182        132,188              0             0
97.036.000-K      Banco Santander Santiago     UF                     465,297        465,297              0             0
97.018.000-1      Banco Scotiabank             UF                     412,543        412,543        412,543             0
0-E               J.P. Morgan Chase Bank       Dollars              7,611,250     15,222,500      7,611,250             0
90.008.000-K      Citibank N.A.                Dollars                      0              0              0             0
97.006.000-6      Banco Credito e Inversiones  UF                      85,954              0              0             0
97.004.000-5      Banco de Chile               UF                     124,042        124,042        248,084             0
0-E               Banco Argentaria             Dollars                      0              0              0             0

                  Total                                             8,999,449     16,366,919      8,271,877             0


Percentage of obligations in foreign currency                        91.0000%
Percentage of obligations in local currency                           9.0000%



                                                     More than 10 years
                                               ------------------------------
                                                                                                               Closing
                                                                                                                date
                                                                                        Closing date          Previous
                                                   Amount            Period             Current period         period
                                               --------------      ----------     -------------------------   -----------
                                                                                    Total                       Total
                                                                                    Long-                       Long-
                                                                                   Term at        Annual       Term at
                                                                                  closing of     average      closing of
                           Financial                                              Financial      interest     Financial
     R.U.T.               Institution              Thou Ch$                       Statements       rate       Statements
------------      ---------------------------  --------------                     ----------   ------------   -----------

0-E               Banco Regional de Cuyo                    0               0         39,530           1.62        58,383
97.030.000-7      Banco Estado                              0               0        403,370           4.94       683,043
97.036.000-K      Banco Santander Santiago                  0               0        930,594   TAB 180+1.05%    1,398,035
97.018.000-1      Banco Scotiabank                          0               0      1,237,629    TAB 180+1.1%    1,652,707
0-E               J.P. Morgan Chase Bank                    0               0     30,445,000          2.050    33,577,276
90.008.000-K      Citibank N.A.                             0               0              0                      916,332
97.006.000-6      Banco Credito e Inversiones               0               0         85,954    TAB 90+1.05%      258,255
97.004.000-5      Banco de Chile                            0               0        496,168   TAB 180+1.05%    1,242,314
0-E               Banco Argentaria                          0               0              0                      122,811

                  Total                                     0                     33,638,245                   39,909,156


                 22. Short-term and long-term obligations with
                     the public (promissory notes and bonds)



The balance for the short-term as of September 30, 2004 was Th Ch$ 1,158,008, (Th Ch$ 1,159,784 in 2003) corresponding to interests accrued for bonds issued by the Parent Company and the subsidiary S.A. Vina Santa Rita.

Also are shown UF 500,000 equivalent to Th Ch$ 8,595,390 which correspond the maturity of 2 quotas of the bonds capital series C1 issued by the parent company.

As of September 30, 2004, there are long-term obligations with the public for Th Ch$ 82,515,744 (Th Ch$ 91,250,982 in 2003), of which Th Ch$ 61,886,808 (Th Ch$
70,590,383 in 2003) correspond to bonds issued in UF's by the parent company, of series C1, C2, D1, D2; and Th Ch$ 20,628,936 (Th Ch$ 20,660,600 in 2003) which correspond to bonds series C1, D1 and D2 issued in UF's by the subsidiary S.A. Vina Santa Rita.


This liability is shown in detail in the appendix.

Cristalerias de Chile S.A.
NOTE 22: SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC (PROMISSORY NOTES AND BONDS)
                BONDS


       REGISTRATION OR                                    CURRENT
      IDENTIFICATION No.                                  DEPOSIT        INDEXING        INTEREST         FINAL
        OF INSTRUMENT                  SERIES            FACE VALUE    UNIT OF BOND        RATE          MATURITY
-------------------------------     ------------       ------------    ------------     ----------     -----------

LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                        C1 Interests                  0         UF              4.75        01-15-2005
296-09.07.02                        C2 Interests                  0         UF              4.75        01-15-2005
296-09.07.02                        D1 Interests                  0         UF              5.80        01-15-2005
296-09.07.02                        D2 Interests                  0         UF              5.80        01-15-2005
241-15.12.00                        C1 Interests                  0         UF              6.29        12-15-2005
241-15.12.00                        D1 Interests                  0         UF              6.29        12-15-2021
241-15.12.00                        D2 Interests                  0         UF              6.29        12-15-2021
296-09.07.02                             C                  250,000         UF              4.75        07-15-2005
296-09.07.02                             C                  250,000         UF              4.75        07-15-2005
TOTAL CURRENT PORTION

LONG-TERM BONDS
296-09.07.02                             C1               1,000,000         UF              4.75        07-15-2008
296-09.07.02                             C2                 500,000         UF              4.75        07-15-2008
296-09.07.02                             D1               1,900,000         UF              5.80        07-15-2023
296-09.07.02                             D2                 200,000         UF              5.80        07-15-2023
241-15.12.00                             C1                 200,000         UF              6.25        12-15-2005
241-15.12.00                             D1                 100,000         UF              6.25        12-15-2021
241-15.12.00                             D2                 900,000         UF              6.25        12-15-2021
LONG-TERM TOTAL

                                             INSTALLMENTS                       PAR VALUE
                                    -------------------------------    ---------------------------
       REGISTRATION OR                                    CURRENT                                         ISSUE
      IDENTIFICATION No.              INTEREST         AMORTIZATION                                    IN CHILE OR
        OF INSTRUMENT                 PAYMENT             PAYMENT      09-30-2004       09-30-2003        ABROAD
-------------------------------     ------------       ------------    ------------     ----------     -----------

LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                         SEMI-ANNUAL        SEMI-ANNUAL         258,941        259,338        LOCAL
296-09.07.02                         SEMI-ANNUAL        SEMI-ANNUAL          86,314         86,446        LOCAL
296-09.07.02                         SEMI-ANNUAL        SEMI-ANNUAL         399,485        400,099        LOCAL
296-09.07.02                         SEMI-ANNUAL        SEMI-ANNUAL          42,051         42,115        LOCAL
241-15.12.00                         SEMI-ANNUAL        SEMI-ANNUAL          61,869         61,964        LOCAL
241-15.12.00                         SEMI-ANNUAL        SEMI-ANNUAL          30,935         30,982        LOCAL
241-15.12.00                         SEMI-ANNUAL        SEMI-ANNUAL         278,413        278,840        LOCAL
296-09.07.02                         SEMI-ANNUAL        SEMI-ANNUAL       4,297,695              0        LOCAL
296-09.07.02                         SEMI-ANNUAL        SEMI-ANNUAL       4,297,695              0        LOCAL
TOTAL CURRENT PORTION                                                     9,753,398      1,159,784

LONG-TERM BONDS
296-09.07.02                         SEMI-ANNUAL        SEMI-ANNUAL      17,190,780     25,825,750        LOCAL
296-09.07.02                         SEMI-ANNUAL        SEMI-ANNUAL       8,595,390      8,608,583        LOCAL
296-09.07.02                         SEMI-ANNUAL        SEMI-ANNUAL      32,662,482     32,172,616        LOCAL
296-09.07.02                         SEMI-ANNUAL        SEMI-ANNUAL       3,438,156      3,443,433        LOCAL
241-15.12.00                         SEMI-ANNUAL        SEMI-ANNUAL       3,438,156      3,443,433        LOCAL
241-15.12.00                         SEMI-ANNUAL        SEMI-ANNUAL       1,719,078      1,721,717        LOCAL
241-15.12.00                         SEMI-ANNUAL        SEMI-ANNUAL      15,471,702     15,495,450        LOCAL
LONG-TERM TOTAL                                                          82,515,744     91,250,982

                         23. Provisions and Write-Offs


Provisions

The Company has short-term provisions of Th Ch$ 14,212,657 as of September 30, 2004, and Th Ch$ 9,818,920 in 2003.

Long-term provisions of Th Ch$ 6,604,096 and Th Ch$ 7,745,359 are recorded for the years 2004 and 2003 respectively.


Bad Debt Provisions:

The parent company and the subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. have established a bad debt provision of Th Ch$ 739,424 and Th Ch$ 750,280 as of September 30, 2004 and 2003, respectively.

This provision is deducted from the balance of Debtors from Sales and Documents Receivable.

Vacation Provision:

The parent company and its subsidiaries have established provisions for the total cost of vacations pending as of June 30, 2004 and 2003, as established in Technical Bulletin No. 47 of the Accountants Association of Chile.

The net balance for this item is Th Ch$ 1,137,805 as of September 30, 2004 (Th Ch$ 1,010,540 in 2003).


Provision for Furnace Reconstruction:

This reserve is established throughout the useful life of the refractants of each smelting furnace so their repair will not distort the result of the fiscal year when the repairs are made.

The Company has established a reserve in the amount of Th Ch$ 4,273,077 and Th Ch$ 3,571,074 as of September 30, 2004 and 2003, respectively.

CRISTALERIAS DE CHILE S.A.
NOTE 23:  PROVISIONS AND WRITE-OFFS

                                              09-30-2004        09-30-2003
                                              ----------        ----------
                                               Thou Ch$          Thou Ch$
Short Term
Commissions and Fees                           2,720,782         2,931,652
Furnace reconstruction                         1,911,946                 0
Share of Board of Directors                      677,434           164,808
Legal holidays                                 1,137,805         1,010,540
Local and foreign suppliers                      828,425           899,952
Packing return to clients                        906,239         1,168,581
Spareparts reserve and other                     375,866           445,200
Informative Services                               6,028                 0
Advertising and marketing                      1,285,669           246,383
Copyright                                         53,633            49,020
Severance payments                               185,695           184,430
Advertising Agency Commmission                   851,691           521,490
Reserve indirect cost                          1,530,627         1,199,478
Reserve for bonus                                 86,090            83,141
Reserve for loss of exported products             73,068            91,144
Reserve for Grape harvest expenses               884,381           412,096
Other receivable account reserves                697,278           410,735
Other receivable account reserves
TOTAL                                         14,212,657         9,818,920

Long Term
Severance payment                              4,242,965         4,174,285
Furnace reconstruction                         2,361,131         3,571,074

TOTAL                                          6,604,096         7,745,359

                              24. Severance Payment


The provision for severance payments to personnel is included at its current value, as expressed in note 2 t). As of September 30, 2004 it amounts to Th Ch$ 4,428,660 (Th Ch$ 4,358,715 in 2003).

As of September 30, 2004, the parent company has paid severance payments of Th Ch$ 180,607 (Th Ch$ 140,701 in 2003) chargeable against the provision.

                         25. Other long-term liabilities


As of September 30, 2004 and 2003 there are no balances for this item.

                              26. Minority interest


The subsidiaries that generate minority interests as of September 30, 2004 and 2003 are shown on the attached chart.


CRISTALERIAS DE CHILE S.A.
NOTE 26:  MINORITY INTEREST


           SUBSIDIARY COMPANY                       NET WORTH                     RESULTS                  SHAREHOLDING
---------------------------------------      ------------------------    --------------------------      -----------------
                                              Thou Ch$      Thou Ch$       Thou Ch$       Thou Ch$         %          %
                                                2004          2003           2004           2003          2004       2003
                                             ----------    ----------    -----------    -----------      ------     ------

S.A.Vina Santa Rita                          40,002,080    37,950,432    (2,477,427)    (1,743,325)       45.90      45.90
CIECSA  and subsidiaries                        442,082       297,112      (112,251)       (21,525)        1.55       1.55
Constructora Apoger S.A. and subsidiary             630         1,038            327            213       20.00      20.00
Cristalchile Comunicaciones S.A.                  1,184         1,314            103             99        0.01       0.01

TOTAL                                        40,445,976    38,249,896    (2,589,248)    (1,764,538)

                              27. Changes in Equity


a. Activity in 2004 and 2003

The activity of the capital and reserve accounts in the fiscal years ended in September 30, 2004 and 2003, are shown in the attached charts.

b. Other Reserves

The detail of this item is as follows:

                                                    2004            2003
                                                  ---------       ---------
                                                    ThCh$           ThCh$

Future capital increases                          4,667,636       4,450,953
Reserve for adjustment of value of fixed assets   1,416,415       1,627,199
Adjustment for conversion difference in
investment in Rayen Cura S.A.I.C.                   593,044       2,164,029
                                                  ---------       ---------

TOTAL OTHER RESERVES                              6,677,095       8,242,181

CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NET WORTH

                                                      Reserve     Premium in                       Reserve
                                        Paid-in       capital      sale of        Other             Future
                ITEM                    Capital     Revaluation     shares       Reserves         Dividends
------------------------------------   ----------   -----------   ----------     ----------      -----------

Balances as of 09/30/2004
Initial balance                        65,396,749             0   27,874,377      6,421,900      123,160,119
Distribution result previous fiscal
  year                                          0             0            0              0        5,468,440
Final dividend previous fiscal year             0             0            0              0       -1,612,800
Capital increases with cash stock
  issue                                         0             0            0              0                0
Reserves and/or Profits
  Capitalization                                0             0            0              0                0
Development period Accumulated
  deficit                                       0             0            0              0                0
Accumulated conversion difference
  adjustment                                    0             0            0        133,179                0
Eventual Dividends                              0             0            0              0                0
Owner's equity Revaluation                      0     1,242,538      529,613        122,016        2,411,687
Fiscal Year Result                              0             0            0              0                0
Provisional Dividends                           0             0            0              0                0
Final balances as of 09/30/2004        65,396,749     1,242,538   28,403,990      6,677,095      129,427,446
Initial balance as of 09/30/2003       64,749,257             0   27,598,393      9,713,099      114,912,655
Distribution result previous fiscal
  year                                          0             0            0              0       14,356,726
Final dividend previous fiscal year             0             0            0              0       -5,526,400
Capital increases with cash stock
  issue                                         0             0            0              0                0
Reserves and/or profit
  Capitalization                                0             0            0              0                0
Development period accumulated
  deficit                                       0             0            0              0                0
Accumulated conversion difference
  adjustment                                    0             0            0     -1,717,273                0
Eventual Dividends                              0             0            0              0         -960,000
Owner's equity revaluation                      0       776,991      331,181        116,557        1,573,338
Fiscal Year Result                              0             0            0              0                0
Provisional Dividends                           0             0            0              0                0
Final balances                         64,749,257       776,991   27,929,574      8,112,383      124,356,319
Updated Final Balances as of
  09/30/2003                           65,785,245       789,423   28,376,447      8,242,181      126,346,020


CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NET WORTH (Cont'd)

                                                                      Devel.
                                      Accumulated   Provisional      Period       Fiscal
                ITEM                    Results       Dividends      Deficit    Year Result
------------------------------------  -----------    ----------     --------    -----------

Balances as of 09/30/2004
Initial balance                         6,426,520      -958,080            0              0
Distribution result previous fiscal
  year                                 -6,426,520       958,080            0              0
Final dividend previous fiscal year             0             0            0              0
Capital increases with cash stock
  issue                                         0             0            0              0
Reserves and/or Profits
  Capitalization                                0             0            0              0
Development period Accumulated
  deficit                                       0             0            0              0
Accumulated conversion difference
  adjustment                                    0             0            0              0
Eventual Dividends                              0             0            0              0
Owner's equity Revaluation                      0       -12,800            0              0
Fiscal Year Result                              0             0            0     14,237,355
Provisional Dividends                           0    -2,560,000            0              0
Final balances as of 09/30/2004                 0    -2,572,800                  14,237,355
Initial balance as of 09/30/2003       17,660,662    -3,303,936            0              0
Distribution result previous fiscal
  year                                -17,660,662     3,303,936            0              0
Final dividend previous fiscal year             0             0            0              0
Capital increases with cash stock
  issue                                         0             0            0              0
Reserves and/or profit
  Capitalization                                0             0            0              0
Development period accumulated
  deficit                                       0             0            0              0
Accumulated conversion difference
  adjustment                                    0             0            0              0
Eventual Dividends                              0          -960            0              0
Owner's equity revaluation                      0             0            0              0
Fiscal Year Result                              0      -960,000            0      2,415,990
Provisional Dividends                           0      -960,000            0              0
Final balances                                  0      -960,960            0      2,415,990
Updated Final Balances as of
  09/30/2003                                    0      -976,335            0      2,454,646

CRISTALERIAS DE CHILE S.A.
NOTE 27:  CHANGES IN NETWORTH - NUMBER OF SHARES

                        No.                 No.                   No.
                       SHARES             SHARES                 SHARES
    SERIES           SUBSCRIBED            PAID               WITH VOTING
---------------  -----------------  ------------------  -----------------------
    SINGLE           64,000,000         64,000,000             64,000,000


CRISTALERIAS DE CHILE S.A.
NOTE 27:  CHANGES IN NETWORTH - CAPITAL (AMOUNT - TH CH$)

                           SUBSCRIBED                      PAID-IN
    SERIES                   CAPITAL                       CAPITAL
---------------   ----------------------------   ---------------------------
    SINGLE                 65,396,749                    65,396,749

                28. Other Non-Operating Income and Disbursements

As of September 30, 2004 and 2003 the non-operating income totals Th Ch$ 898,101 and Th Ch$ 562,302 respectively.

Non-operating Expenditures were Th Ch$ 2,033,862 in 2004 and Th Ch$ 1,546,073 in 2003.

More detail is shown on the attached chart.


CRISTALERIAS DE CHILE S.A.
NOTE 28:  OTHER NON-OPERATING INCOME AND EXPENSES

                                             2004               2003
                                         ---------          ---------
                                            Th Ch$             Th Ch$
INCOME
Fontec Proyect Benefit                      10,886              5,530
Offices and establishments rental          269,904            159,383
Tax exemptions                             176,518            108,329
Sale of fixed assets                         8,676              4,599
Land granted                               215,542                  0
Indemnity for claims                           988             70,587
Non-realized profit  Amortization           31,158                  0
Sale of materials                           33,245             21,254
Condonation deferred custom duties          47,834                  0
Miscellaneous Income                        69,304            192,620
Raw material bonus                          34,046                  0


TOTAL NON-OPERATING INCOME                 898,101            562,302


EXPENSES
Professional advice                        599,155            578,225
Personnel Contracts Finished               126,672             37,611
Share of Board of Directors                109,223             76,316
Condonation deferred custom duties               0             91,193
Loss in sales of fixed assets              345,119             83,904
Trademarks amortization                     45,285             73,211
Municipal patents                            3,226                  0
Frequency  amortization                    123,346            113,747
Suppliers                                  160,202            175,798
Other expenses                             317,303            245,758
Insurance                                    5,725                  0
Taxes                                      149,217             17,860
ADR'S expenses                              49,389             52,450

TOTAL NON-OPERATING EXPENSES             2,033,862          1,546,073

                          29. Price Level Restatements


As a result of the application of the adjustment for price level restatements as described in Note 2 e), there was a net charge to results in the 2004 fiscal year in the amount of Th Ch$ 768,421 and a net charge against results of Th Ch$ 716,961 in 2003.

Additional information organized by item on the Balance Sheet is shown on the attached chart.

Cristalerias de Chile S.A.
NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS

                                               ADJUSTABILITY
ASSETS (CHARGES)/CREDITS                           INDEX             09-30-2004         09-30-2003
------------------------------------------     -------------         ----------         ----------

INVENTORY                                           CPI                 397,811             98,124
FIXED ASSETS                                        CPI               2,968,673          1,547,719
INVESTMENTS IN RELATED COMPANIES                    CPI               1,798,796            741,517
MARKETABLE SECURITIES                               CPI                  78,936             46,727
SHORT-TERM DEBTORS                                  CPI                 366,841             39,367
SHORT-TERM DEBTORS                                  UF                    1,563              1,025
ACCOUNTS RECEIVABLE RELATED COMPANIES               UF                  320,180            266,548
TIME DEPOSITS                                       CPI                       0              4,730
LONG-TERM DEBTORS                                   UF                    6,172              1,974
RATE DIFFERENCE IN PLACEMENTOF L/T BONDS            UF                   37,292             28,294
INFLATION EFFECT                                    CPI               1,156,347            397,518
OTHER NON-MONETARY ASSETS                           CPI                  39,107            471,101
EXPENSE AND COST ACCOUNTS                           CPI               1,065,202            212,778
TOTAL (CHARGES)/CREDITS                                               8,236,920          3,857,422

LIABILITIES (CHARGES)/ CREDITS

NET WORTH                                           CPI              -4,305,854         -2,854,066
ACCOUNTS PAYABLE RELATED COMPANIES                  UF                      -12                -92
BANK LOANS                                          UF                  -16,909            -17,340
SHORT-TERM RESERVES                                 CPI                 -49,106             -5,167
LONG-TERM BANK LOANS                                UF                  -46,461            -57,464
LONG-TERM RESERVES                                  CPI                 -54,795            -72,512
LONG-TERM CREDITORS                                 CPI                    -470               -544
OBLIGATIONS WITH THE PUBLIC                         UF               -1,434,684         -1,090,636
MINNORITY INTEREST                                  CPI                -349,555             -1,055
INFLATION EFFECT                                    CPI                -710,833                  0
NON-MONETARY LIABILITIES                            UF                  -80,713                  0
NON-MONETARY LIABILITIES                            CPI                 -57,438           -165,632
INCOME ACCOUNTS                                     CPI              -1,898,511           -309,875
TOTAL (CHARGES)/ CREDITS                                             -9,005,341         -4,574,383

(LOSS) PROFIT FROM ADJUSTMENT FOR CURRENCY DEVALUATION                 -768,421           -716,961

                            30. Exchange Differences


There is a net charge to results in the 2004 fiscal year of Th Ch$ 2,373,424 and a net credit to results of Th Ch$ 12,465,716 in 2003.

According to dispositions of Circular No. 1560 of the SVS, the net effect on results of foreign currency adjustable assets and liabilities adjustment without the inflationary effect of the local currency is presented under this item.

More information is shown on the attached chart.


Cristalerias de Chile S.A.
NOTE 30:  EXCHANGE DIFFERENCES


ITEM                                             CURRENCY                      AMOUNT
-------------------------------------------     -----------           -------------------------
                                                                      09-30-2004     09-30-2003
                                                                      ----------     ----------

CURRENT ASSETS                                   DOLLARS                 345,032     -1,101,541
CURRENT ASSETS                                   OTHER CUR.                 -445        -74,001
CLIENTS                                          DOLLARS                  11,909       -484,544
CLIENTS                                          OTHER CUR                23,428        231,333
TIME DEPOSITS                                    DOLLARS                       0       -133,860
INVENTORY                                        DOLLARS                -183,967       -305,675
FUTURE CONTRACT EFFECT                           DOLLARS                 854,149       -775,590
OTHER ASSETS                                     DOLLARS                 847,809       -274,893
OTHER ASSETS                                     OTHER CUR.              -12,790        -14,593
INFLATIONARY EFFECT                              DOLLARS              -1,156,347       -397,518
MARKETABLE SECURITIES                            DOLLARS                 615,224     -4,369,008
MARKETABLE SECURITIES                            EUROS                   460,083              0
LONG TERM ASSETS                                 DOLLARS                  16,919              0
MISCELLANEOUS DEBTORS                            DOLLARS                  -8,482              0
BOND INVESTMENTS                                 DOLLARS                  90,147       -795,834

TOTAL (CHARGES) CREDITS                                                1,902,669     -8,495,724

ACCOUNT PAYABLE                                  DOLLARS                 103,749              0
DOCUMENTS PAYABLE                                DOLLARS                  52,813        472,167
DOCUMENTS PAYABLE                                OTHER CUR.                 -999        -45,868
MISCELLANEOUS CREDITORS SHORT TERM               DOLLARS                    -106         65,749
SHORT TERM RESERVES                              DOLLARS                 -51,837          2,943
LONG-TERM BANK CREDITS                           DOLLARS                -755,000      2,928,112
LONG TERM RESERVES                               DOLLARS                 -26,083        263,530
OTHER LONG-TERM LIABILITIES                      DOLLARS                -158,677       -106,347
OTHER LONG-TERM LIABILITIES                      OTHER CUR.              -60,526        -28,352
MISCELLANEOUS CREDITORS LONG TERM                DOLLARS                  31,496          7,249
FUTURE CONTRACT EFFECT                           DOLLARS                 623,562     -7,529,175
INFLATIONARY EFFECT                              DOLLARS                 710,833              0
SHORT-TERM BANK CREDITS                          DOLLARS                   1,530              0

TOTAL (CHARGES) CREDITS                                                  470,755     -3,969,992

(LOSS) PROFIT FROM EXCHANGE DIFFERENCES                                2,373,424    -12,465,716

                             31. Extraordinary Items



As of September 30, 2004 and 2003 there are no extraordinary items.

     32. Expenses for the issue and placement of stocks and debt instruments


The parent company and the subsidiary S.A. Vina Santa Rita carried out bond placements in August 2002 and March 2001, incurring in placement expenses that as of September 30, 2004 totaled Th Ch$ 3,459,953 (Th Ch$ 3,854,080 in 2003)

The charge to Results for the amortization of these expenses for year 2004 amounts Th Ch$ 280,112 (Th CH$ 282,413 in 2003) and is being realized according to the maturity of each series.

Detail of expenses is as follows:


                                                                2004                             2003
                                                   ----------------------------      ---------------------------
                                                   Short -Term        Long-Term      Short -Term       Long-Term
                                                   -----------        ---------      -----------       ---------

Rate Placement Differential                            200,989        2,166,518          201,297       2,374,617
Stamp Tax                                              136,251          850,263          144,058       1,011,145
Placement Commissions and other                         22,661           83,271           23,961          99,002
                                                       -------        ---------          -------       ---------
Total                                                  359,901        3,100,052          369,316       3,484,764

                             33. Cash Flow Statement


CASH FLOW STATEMENT

The values included in MISCELLANEOUS on the Cash Flow Statement are detailed on the attached appendix.

                               CASH FLOW STATEMENT

1. The following is the detail of the item OTHERS:

                                                                 2004                      2003
                                                             ------------               ---------
                                                                Th Ch$                    Th Ch$

541.11.40     Other Income Received
              Treasury Refund Income Tax and others               897,097                 909,776
              Recover VAT exportation                           1,206,100               1,390,562
              Severance insurance                                       0                  67,995
              Discount for paid of customs duties                  37,886                       0
              Exchange difference                                 333,209                       0
              Tax exemption                                       176,518                 108,329
              Other income                                        191,044                 319,357
                         Total                                  2,841,854               2,796,019

541.11.80     Other expenses paid
              Exchange difference                                 219,861               5,326,938
              Donations                                            82,743                  59,819
              Finished personnel contracts                        126,672                  37,610
              Advice Services                                     107,040                 105,778
              Derivate Contracts liquidation                      285,336                       0
              Shareholder's bonds                                  78,303                  76,316
              Other expenses                                      521,305                 556,964
                         Total                                  1,421,260               6,163,425


541.13.15     Sale of other investments
              Bonds' sale                                       4,972,969                       0
              Profit on bonds' sale                               143,394                       0
              Redemption interests L.T. bonds                           0                 313,172
              Total                                             5,116,363                 313,172

541.13.30     Other income from investments
              Future contracts                                    839,008               2,297,517
              Others                                                    0                       0
              Total                                               839,008               2,297,517

541.13.65     Other investment disbursements
              Purchase of shares                                        0                 323,261
              Future contracts                                  2,508,397               5,988,305
              Others                                                    0                       0
              Total                                             2,508,397               6,311,566

Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future parent company cash flows:


      ITEM                           Amount Th Ch $                Due Date
                                     --------------                --------

      Dividend 159                        1,280,000              October-04
      Amounts payable investment          1,001,516            3rd  Quarter
                                          ---------
      Total                               2,281,516

                            34. Derivative Contracts


FUTURE CONTRACTS IN FOREIGN CURRENCY

The parent company and its subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. have signed future sales contracts in foreign currency of Th US$ 80,200 in 2004 (purchase contracts of Th US$ 93,600 in 2003) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.


Additional information is presented on the attached chart listed in the order of each quarterly expiration period.

The contracts maintained as of September 30, 2004 and 2003, have been taken to protect against exchange rate variations of the American dollar (existing transactions contracts) as well as investment.

Forward contracts taken with the intention of covering existing parties, are related, according to what was defined by administration, with coverage of obligations in Dollars. According to Technical Bulletin N(0) 57 of the Chilean Accountants Associations A.G., the results generated by these contracts are recognized in results as long as the effects of parties subject to coverage are recognized.

CRISTALERIAS DE CHILE S.A.
NOTE 34: DERIVATIVE CONTRACTS



                                                                                     DESCRIPTION OF CONTRACTS
                                                                 ----------------------------------------------------------------
                                                                                                    PROTECTED ITEM OR TRANSACTION
                                                                                                    -----------------------------
                                             MATURITY OR
   TYPE OF       TYPE OF       VALUE OF      EXPIRATION           SPECIFIC          PURCHASE/
  DERIVATIVE     CONTRACT      CONTRACT         DATE               ITEM           SALE POSITION         NAME               AMOUNT
-------------  -----------  --------------   -----------         ---------        -------------     -------------          ------

      FR            CI          12,908,680   FOURTH 2004         EXCH RATE              S             INVESTMENTS               -
      FR            CI          10,351,300    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI           1,279,500    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI             633,220    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI             626,560    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI             615,710    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI             615,710    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI             615,710    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI           1,833,180    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI           1,833,180    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI           1,212,920   FOURTH 2004         EXCH RATE              S             INVESTMENTS               -
      FR            CI           1,882,590    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI             631,860    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI             631,860    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI           1,286,620   FOURTH 2004         EXCH RATE              S             INVESTMENTS               -
      FR            CI             643,310   FOURTH 2004         EXCH RATE              S             INVESTMENTS               -
      FR            CI           1,286,120   FOURTH 2004         EXCH RATE              S             INVESTMENTS               -
      FR            CI           1,263,900    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI           1,597,675    FIRST 2005         EXCH RATE              S             INVESTMENTS               -
      FR            CI           3,067,550   FOURTH 2004         EXCH RATE              S             INVESTMENTS               -
      FR            CI             916,590   FOURTH 2004         EXCH RATE              S             INVESTMENTS               -
      FR            CI             611,060   FOURTH 2004         EXCH RATE              S             INVESTMENTS               -
      FR            CI           1,212,920   FOURTH 2004         EXCH RATE              S             INVESTMENTS               -
      FR            CI           1,820,880   FOURTH 2004         EXCH RATE              S             INVESTMENTS               -



                                                                              ACCOUNTS EFFECTED
                                                          -------------------------------------------------------
                                                              ASSETS/LIABILITIES              EFFECT ON RESULT
                                                          ---------------------------      ----------------------
                                            VALUE OF
      TYPE OF            TYPE OF           PROTECTED                                                       NOT
    DERIVATIVE           CONTRACT            ITEM            NAME              AMOUNT      REALIZED      REALIZED
------------------       --------          ---------      -----------         -------      --------      --------

        FR                  CI                     -        ASSETS            204,528       204,528             -
        FR                  CI                     -        ASSETS            278,472       278,472             -
        FR                  CI                     -        ASSETS             63,332        63,332             -
        FR                  CI                     -        ASSETS             23,961        23,961             -
        FR                  CI                     -        ASSETS             17,990        17,990             -
        FR                  CI                     -        ASSETS              6,791         6,791             -
        FR                  CI                     -        ASSETS              6,818         6,818             -
        FR                  CI                     -        ASSETS              6,836         6,836             -
        FR                  CI                     -        ASSETS              6,681         6,681             -
        FR                  CI                     -        ASSETS              6,689         6,689             -
        FR                  CI                     -      LIABILITIES           4,106        -4,106             -
        FR                  CI                     -        ASSETS             63,331        63,331             -
        FR                  CI                     -        ASSETS             25,767        25,767             -
        FR                  CI                     -        ASSETS             26,565        26,565             -
        FR                  CI                     -        ASSETS             64,837        64,837             -
        FR                  CI                     -        ASSETS             33,269        33,269             -
        FR                  CI                     -        ASSETS             74,588        74,588             -
        FR                  CI                     -        ASSETS             49,420        49,420             -
        FR                  CI                     -        ASSETS             81,198        81,198             -
        FR                  CI                     -        ASSETS             22,381        22,381             -
        FR                  CI                     -        ASSETS              3,458         3,458             -
        FR                  CI                     -        ASSETS              2,262         2,262             -
        FR                  CI                     -      LIABILITIES           4,857        -4,857             -
        FR                  CI                     -      LIABILITIES           5,821        -5,821             -

                       35. Contingencies and Restrictions


CONTINGENCIES AND COMMITMENTS

As of September 30, 2004, there are a guarantees delivered in the amount of Th Ch$ 8,547 (Th Ch$ 8,071 in 2003), according to the detail in the attached chart.


LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of September 30, 2004 and 2003 there are lawsuits and other legal actions pending corresponding to the subsidiary Red Televisiva Megavision, which are presented in the annexed chart.

     1.- Court: 12th civil court of Santiago. Docket No. 3025-97. Plaintiff:
     Patricio Nasser. Claim: Indemnity for damages - Publicity Abuses Act - for alleged injury caused to the Plaintiff at the broadcasting of a show. Amount of damages sought: Ch$100,000,000. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of proceedings: Judgment rendered on first instance in favor of Mega. The Plaintiff filed an annulment recourse (recurso de casacion en la forma) and appealed in subsidy. Waiting for resolution.

     2.- Court: 16th civil court of Santiago. Docket No. 4822-1999. Plaintiff:
     Maria Santos Martinez Orellana and others. Claim: Indemnity for damages - Publicity Abuses Act - for supposed injury caused at the broadcasting of a show. Amount of damages sought: Ch$100,000,000. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of
     Proceedings: First instance condemnatory judgment against Mega for an amount of Ch$9,000,000 plus judicial costs and adjustments by inflation, but without interests. The judgment was appealed and such appeal was granted in both effects. The appeal is pending before the Court of Appeals.

     3.- Court: 7th civil court of Santiago. Docket No. 4635-2003. Plaintiff:
     Luciano Marinho Cardoso. Claim: Alleged unjustified dismissal and payment of labor services. Amount claimed: Undetermined. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of
     Proceedings: The parties are waiting for the conciliation and evidence hearing.

     4.- Court: 8th labor court of Santiago. Docket No. 3515-2004. Plaintiff:
     Cristina Tocco Volpe. Claim: Supposed unjustified dismissal and payment of labor services. Amount claimed: Undetermined. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of
     Proceedings: The parties are waiting for the conciliation and evidence hearing.

     5.- Court: Judge Sergio Urrejola Monckeberg. Docket No.: none. Plaintiff:
     Red Televisiva Megavision S.A. Claim: Indemnity for damages for contract non-compliance.

     Amount claimed: Undetermined. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of Proceedings: Resolution of situation of uncompetence of judge promoted by Ms. Tocco is expected.

     6.- Court: 25th civil court of Santiago. Docket No.: 5739-2004. Plaintiff:
     Red Televisiva Megavision S.A. Claim: Consignation payment. Amount claimed:
     Ch$ 1,800,000. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of Proceedings: Sufficiency of payment is expected.

     7.- Court: Court of Appeals of Santiago. Docket No.: 1147-2004. Plaintiff:
     Red Televisiva Megavision S.A. Claim: Sanction appeal. Amount claimed: 50 UTM. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of Proceedings: In wait for Court of Appeals of Santiago's Judgement.

     8.- Court: 10th Labor Court of Santiago. Docket No.: 4391-2003. Plaintiff:
     Red Televisiva Megavision S.A. Claim: Complaint for a toll imposed by the labor regulatory agency. Amount claimed: 70 UTM. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of
     Proceedings: In wait for Court's Judgement.

     9.- Court: 2nd local police court (juzgado de policia local) of Valparaiso. Docket No. 43965. Plaintiff: Alejandro Collado N. Claim: Criminal action for alleged unpaid municipal rights. Amount claimed: Undetermined. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of Proceedings: Judgment in favor of Mega. It was appealed by Plaintiff.

     10.- Court: 2nd criminal court of Santiago. Docket No.: 185.510-8.
     Plaintiff: Red Televisiva Megavision S.A. Claim: Criminal complaint against whoever result responsible for alleged falsification, private instrument maluse and person usurpation. Amount claimed: Undetermined. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of Proceedings: Trial is pending stage of judicial investigation (etapa de sumario).

     11.- Court: 9th criminal court of Santiago. Docket No. 1942-2004-7.
     Plaintiff: Paul Vasquez. Claim: Criminal complaint for alleged damages and slander. Amount claimed: Undetermined. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of
     Proceedings: Trial is in the phase of judicial investigation (etapa de sumario) and depositions of certain witnesses are pending.

     12.- Court: 9th criminal court of Santiago. Docket No. 1928-2004-7.
     Plaintiff: Israel Sanz. Claim: Criminal complaint for alleged damages and slander. Amount claimed: Undetermined. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of
     Proceedings: Trial is in the phase of judicial investigation (etapa de sumario) and certain judicial proceedings are pending.

     13.- Court: 15th criminal court of Santiago. Docket No. 4825-2003-F.
     Plaintiff: Raquel Gutierrez and others. Claim: Criminal complaint for alleged damages and slander. Amount claimed: Undetermined. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of Proceedings: Plaintiff appealed to the resolution that denied the arraignment petition.

     14.- Court: 23rd criminal court of Santiago. Docket No. 2012-3. Plaintiff:
     Daniela Campos and Denisse Campos. Claim: Criminal complaint for alleged damages and slander. Amount claimed: Undetermined. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of
     Proceedings: Trial is in the phase of judicial investigation (etapa de sumario). Confrontations (careos) among involved individuals have been carried out.

     15.- Court: 9th criminal court of Santiago. Docket No. 2180-7. Plaintiff:
     Patricia James. Claim: Criminal action for alleged justice obstruction. Amount claimed: Undetermined. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of Proceedings: Trial is in the phase of judicial investigation (etapa de sumario), judicial proceedings pending.

     16.- Court: 11th criminal court of Santiago. Docket No. 17827-3-2003.
     Plaintiff: Marcia Astrosa. Claim: Criminal complaint for supposed damages and slander. Amount claimed: Undetermined. Effect on balance sheet: no accounting effect as of the date of the report. Current Status of
     Proceedings: An appeal to the resolution that denied the petition for abandonment of action was filed.


RESTRICTIONS


I. SYNDICATED LOAN
In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 50 million, there are certain financial obligations mentioned as follows:


a) TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Capitalization Ratio exceed the 0.45 to 1.0 ratio at any time.

Capitalization is defined as the sum of Net Worth plus Minority Interest plus total consolidated debt.


b) TOTAL CONSOLIDATED DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Net Consolidated Debt to EBITDA ratio to exceed the 2.5 to 1.0 ratio at any time.

Consolidated EBITDA is defined as the following: operating income plus depreciation and amortization, plus non-cash charges (as long as they have been deduced when determining operating income) and cash income from interests minus non-cash credits (as long as they have been added when determining operating income), in each case for each period.


c) INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than 4.0.

Interest coverage at the day of determination is defined as the ratio between unconsolidated EBITDA for the period of four consecutive fiscal quarters that end on or most recently ended before, that date; and interest expenses for that period.

d) NET EQUITY

Cristalerias de Chile S.A. should maintain a minimum amount of  UF 10,000,000.

Cristalerias de Chile S.A. complies with 100% of the restrictions agreed with the creditor banks.


II. BOND ISSUE

The bond issue contract signed on May 29, 2002 with Banco Chile as the bonds owners' representative, establishes among others the following obligations:


a)  Financial Indicators

    Individual Balance:  Indebtedness no higher than 1.2 times.

    Consolidate Balance:  Indebtedness no higher than 1.4 times.

b)  Insurances for the Company and its subsidiaries' fixed assets.

c) The operations refered to by art. 44 and 89 of law 18,046 must be carried out according to the conditions that these establish.

d)  Other minor restrictions related with the bond issue contract.

As of September 30, 2004 and 2003, Cristalerias de Chile S.A. complies with 100% of restrictions agreed with the bonds' creditors.


OTHER CONTINGENCIES

As of September 30, 2004 and 2003, management is not aware of any other contingencies that could affect the company.

CRISTALERIAS DE CHILE S.A.
NOTE 35:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES

                                                                                                    BALANCES PENDING PAYMENT
                                                                                                       AS OF CLOSING DATE
                                                                           ASSETS COMMITTED         OF FINANCIAL STATEMENTS
                                                                      -----------------------      -------------------------
  CREDITOR OF             DEBTOR                         TYPE OF                      BOOK
   GUARANTEE               NAME         RELATIONSHIP    GUARANTEE         TYPE        VALUE        09/30/2004     09/30/2003
------------------   ---------------    ------------   ------------   ----------     ---------     ----------     ----------

EDIFICIO             CRISTALERIAS DE
  METROPOLIS AGF       CHILE S.A.        COMMERCIAL    TIME DEPOSIT      FLOOR           8,547          8,547          8,071

BANCO                RED TELEVISIVA
  SANTANDER CHILE      MEGAVISION        COMMERCIAL      MORTGAGE         LAND       3,408,204      1,400,399      1,877,211

                     RED TELEVISIVA
SCOTIABANK             MEGAVISION        COMMERCIAL       PLEDGE        TV EQUIP       131,320      1,658,819      2,106,870

BANCO CREDITO E      RED TELEVISIVA
  INVERSIONES          MEGAVISION        COMMERCIAL      MORTGAGE       TV EQUIP        28,635        258,030        431,126

                     RED TELEVISIVA
SUNDRY CLIENTS         MEGAVISION        COMMERCIAL     ADVERTISING        -                 0     11,815,647     10,027,577

                                                                       RELEASE OF GUARANTEES
                                        ------------------------------------------------------------------------------------
  CREDITOR OF             DEBTOR
   GUARANTEE               NAME           09/30/2005      ASSETS      09/30/2006      ASSETS       09/30/2007       ASSETS
------------------   ---------------    ------------   ------------   ----------     ---------     ----------     ----------

EDIFICIO             CRISTALERIAS DE
  METROPOLIS AGF       CHILE S.A.                  0              0            0             0          8,547              0

BANCO                RED TELEVISIVA
  SANTANDER CHILE      MEGAVISION            469,805              0      465,297             0        465,297              0

                     RED TELEVISIVA
SCOTIABANK             MEGAVISION            421,190              0      412,543             0        412,543              0

BANCO CREDITO E      RED TELEVISIVA
  INVERSIONES          MEGAVISION            172,076              0       85,954             0              0              0

                     RED TELEVISIVA
SUNDRY CLIENTS         MEGAVISION                  0              0            0             0              0              0


CRISTALERIAS DE CHILE S.A.
NOTE 35:  CONTINGENCIES AND RESTRICTIONS
INDIRECT GUARANTEES


                                      DEBTOR                               ASSETS COMMITTED              BALANCES PENDING
                           ---------------------------                -------------------------      ------------------------
                                                                                                           PAYMENT AS OF
                                                                                                           CLOSING DATE
                                                                                                      OF FINANCIAL STATEMENTS
                                                                                                     ------------------------
                                                          TYPE OF                       BOOK          09-30-        09-30-
CREDITOR OF GUARANTEE          NAME       RELATIONSHIP   GUARANTEE       TYPE           VALUE           2004          2003
-----------------------    -------------  ------------   ----------   ----------     ----------      ---------      ---------

       Societe des
     Participations
      Financieres et       RAYEN CURA
      Industrielles        S.A.I.C.          AFFILIATE     SOLIDARY            0              0      1,753,632      2,707,671

  Envases CMF guarantee    CRISTALERIAS
         P.I.A.S           DE CHILE S.A.     AFFILIATE     SOLIDARY            0              0        205,763        230,479

                                                          RELEASE OF GUARANTEES
                           -----------------------------------------------------------------------------------
  CREDITOR OF GUARANTEE       09-30-2005       ASSETS    09-30-2006       ASSETS     09-30-2007         ASSETS
-----------------------    -------------     ---------   ----------   ----------     ----------      ---------

       Societe des
     Participations
      Financieres et
      Industrielles              701,453             0      701,453            0        350,726              0

  Envases CMF guarantee
         P.I.A.S                       0             0            0            0        205,763              0

                   36. Guarantees obtained from third parties


As of September 30, 2004 and 2003 the parent company and the subsidiary S.A. Vina Santa Rita have received guarantees from third parties that are shown below:


Item
                                                              2004         2003
                                                         ---------    ---------
                                                             ThCh$        ThCh$

Rental of Property  Sur Andino Cafe (UF 260)                 4,470            0
Rental of Property Office Banco Security (UF 304.0)              0        5,235
Rental of Property to Telecomunicaciones
Cono Sur Ltda. (UF 130)                                          0        2,238
Rental of Property Office AGF Building (UF 365.9)                0        6,300
Rental of Property Office Metropolis (UF 189.2)                  0        3,219
Rental of Property Eyzaguirre y Cia. (UF 2.2)                   38           38
Rental of Property Irrarazaval Ruiz Tagle  (UF 235)          4,040            0
Manufacture of fermentation tanks                          121,838            0
Sight drafts suppliers                                       1,674        1,701
Installation of Buin Tanks (Tersanoix S.A.)                      0      157,594
Grape purchase (contracts)                                 937,292    1,064,826
Mortage (grape purchase)                                   139,909            0
C y CPO Constructora (Salon Andino Sta. Rita)               93,185            0
Purchase of vine stem cuttings and plants (Intelmaq)             0       35,612
Transporters' guarantee check                               42,420            0
Underground materials storehouse Buin Salfa Montajes             0       32,343
Buin Casino Construction                                         0       32,195
                                                         ---------    ---------
                                                         1,344,866    1,341,301

                         37. Local and Foreign Currency


Charts attached show the foreign currency balance as of September 30, 2004 and 2003.


CriStalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY
ASSETS

                    Items                            Currency                                   Amount
------------------------------------------     ---------------------                 -----------------------------
                                                                                     09-30-2004         09-30-2003
                                                                                     ----------         ----------

Current Assets
Available funds                                Non-adjust. Ch$                          965,954          1,530,691
                                               Other currencies                          62,679            144,086
                                               Dollars                                  233,472            231,765
                                               Euros                                     28,835              5,262
                                               Argentine Peso                            81,240             13,588
Time deposits                                  Adjustable Ch$                         5,031,521          5,345,527
                                               Non-adjust Ch$                           400,128          1,688,428
Marketable Securities                          Adjustable Ch$                         4,244,007          4,575,940
                                               Dollars                               36,701,325         60,861,710
Sales receivable                               Non-adjust Ch$                        34,197,230         31,088,466
                                               Dollars                                4,758,218          4,532,030
                                               Euros                                  3,324,678          3,216,805
                                               Other currencies                       3,374,826          2,183,824
                                               Argentine Peso                            41,082            197,230
Documents Receivable                           Non-adjust. Ch$                        4,111,584          4,640,170
                                               Argentine Peso                            11,489             16,256
Sundry Debtors                                 Non-adjust. Ch$                        1,033,420            638,506
                                               Adjustable Ch$                            93,694             79,250
                                               Dollars                                  674,735            758,989
                                               Argentine Peso                            21,637            100,272
Documentos and Accts. Receivable               Dollars                                    7,389             65,474
                                               Non-adjust. Ch$                        3,100,586            432,194
                                               Adjustable Ch$                            70,622            258,391
Inventory                                      Adjustable Ch$                        36,680,249         31,330,013
                                               Dollars                                4,389,497          4,617,156
                                               Argentine Peso                           951,194            670,969
                                               Non-adjust. Ch$                          185,434            454,346
Taxes Receivable                               Non-adjust. Ch$                                0             21,256
                                               Adjustable Ch$                                 0          2,664,466
                                               Dollars                                        0             38,762
Prepaid expenses                               Adjustable Ch$                           583,362            937,255
                                               Non-adjust. Ch$                          744,722            232,955
                                               Dollars                                  178,553            224,257
                                               Argentine Peso                             5,937             15,911
Deferred Taxes                                 Non-adjust. Ch$                        1,709,044          1,455,155
Other Current Assets                           Non-adjust. Ch$                       17,393,134          2,664,796
                                               Adjustable Ch$                         2,469,561          1,589,392
                                               Dollars                                1,697,644          4,822,673
Marketable Securities                          Euros                                 28,631,254                  0
                                               Non-adjust. Ch$                          300,240                  0
Fixed Assets


                                       77

FIXED ASSETS                                   Adjustable Ch$                       138,345,917        140,894,375
Other Assets
Investments in other companies                 Adjustable Ch$                           770,586            840,471
Long-term debtors                              Dollars                                   60,890             67,155
                                               Adjustable Ch$                           133,719            164,480
Documents receivable in rel.companies          Non-adjust. Ch$                        1,212,596              2,944
Intangibles                                    Adjustable Ch$                        11,992,642         11,968,471
                                               Argentine peso                            57,671             35,118
Other                                          Adjustable Ch$                         3,711,681          4,194,357
                                               Non-adjust. Ch$                          171,286            225,200
                                               Dollars                                1,991,396          9,870,949
                                               Argentine Peso                           675,002            465,301
Amortization                                   Argentine Peso                            -7,838                  0
                                               Adjustable Ch$                        -1,387,902         -1,173,631
Investments in related companies               Dollars                               12,248,478         13,124,284
                                               Adjustable Ch$                        87,674,816         94,226,084
Negative Goodwill                              Dollars                                4,116,233          4,842,372
                                               Adjustable Ch$                         4,580,681          4,918,846
Total Assets
                                               Non-adjust. Ch$                       65,525,358         45,075,107
                                               Other currencies                       3,437,505          2,327,910
                                               Dollars                               67,057,830        104,057,576
                                               Euros                                 31,984,767          3,222,067
                                               Argentine Peso                         1,837,414          1,514,645
                                               Adjustable Ch$                       294,995,156        302,813,687

Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES



ITEM                                   Currency                                       Up to 90 days
----                                   -------------------       --------------------------------------------------------
                                                                        09.30.2004                    09.30.2003
                                                                 -------------------------      -------------------------
                                                                   Amount       Avg.Annual       Amount       Avg.Annual
                                                                  Thou Ch$      Int. Rate       Thou Ch$      Int. Rate
                                                                  --------      ---------       --------      ---------
Current Liabilities
Short-term obligations with banks
and financial institutions             Argentine Peso                       0              -          4,517              -
                                       Other currencies                     0              -        135,245            2.6

                                       Dollars                        725,087           2.03        801,355           1.74
                                       Dollars                        292,991          2.050              0              -
                                       Non-adjust. Ch$                134,457           4.94        136,608           4.94
Long-term obligations with banks       Adjust. Ch$                    591,199           1.39        820,496           4.43
and financial institutions             Adjust. Ch$                          0              -        138,250           4.22
                                       Adjust. Ch$                          0              -        371,786              -
                                       Adjust. Ch$                          0              -              0              -
Obligations with the public            Adjust. Ch$                          0              -              0              -
                                       Dollars                      1,139,607              -      1,505,529              -
                                       Non-adjust. Ch$             11,407,267              -      9,249,187              -
                                       Other currencies                 6,642              -          5,035              -
                                       Euros                           14,443              -         15,467              -
Accounts payable                       Argentine Peso                 221,053              -         95,135              -
                                       Adjust. Ch$                          0              -         14,467              -
                                       Dollars                      2,568,602              -      2,062,503              -
                                       Argentine Peso                 214,816              -        108,445              -
                                       Euros                            7,036              -          1,842              -
Documents Payable                      Other currencies               349,172              -        176,634              -
                                       Non-adjust. Ch$                441,459              -        311,490              -
Sundry Creditors                       Dollars                          4,289          12.25        754,034              -
                                       Adjust. Ch$                          0              -         60,281              -
Docts and accts payable to rel co.     Non-adjust. Ch$              1,101,916              -        724,625              -
                                       Dollars                              0              -              0              -
                                       Adjust. Ch$                    667,720              -        271,239              -
                                       Non-adjust. Ch$              8,858,313              -      6,615,090              -
                                       Dollars                        772,225              -        666,915              -
                                       Argentine Peso                  41,656              -         58,131              -
                                       Euros                          996,652              -            705              -
Provisions                             Other currencies               723,207              -        190,366              -
                                       Non-adjust. Ch$              2,349,710              -      3,105,468              -
                                       Dollars                         21,442              -              0              -
Withholdings                           Argentine Peso                   1,385              -         22,498              -
Prepaid income                         Non-adjust. Ch$              3,198,307              -      4,997,864              -
                                       Adjust. Ch$                          0              -      5,016,685              -
Other Current Liabilities              Dollars                              0              -        120,272              -
                                       Adjust. Ch$                          0              -              0              -
Long-term obligations with 1 year      Adjust. Ch$                          0              -              0              -
maturity                               Dollars                          9,097          11.00          8,153          11.00
Dividends payable                      Non-adjust. Ch$                652,697              -        513,724              -
Income Tax                             Non-adjust. Ch$                905,158              -              0              -
Total Current Liabilities

                  -                    Argentine Peso                 478,910       -               288,726       -
                  -                    Other currencies             1,079,021       -               507,280       -
                  -                    Dollars                      5,533,340       -             5,918,761       -
                  -                    Non-adjust Ch$              29,049,284       -            25,654,056       -
                  -                    Adjust. Ch$                  1,258,919       -             6,693,204       -
                  -                    Euros                        1,018,131       -                18,014       -



ITEM                                   Currency                                      90 Days to 1 Year
----                                   --------                                      -----------------
                                                                        09.30.2004                      09.30.2003
                                                                  ------------------------      --------------------------
                                                                   Amount       Avg.Annual       Amount         Avg.Annual
                                                                  Thou Ch$      Int. Rate       Thou Ch$        Int. Rate
                                                                  --------      ---------       --------        ---------
Current Liabilities
Short-term obligations with banks
and financial institutions             Argentine Peso                  15,884           1.96          13,550                -
                                       Other currencies                     0              -               0                -

                                       Dollars                        222,599           2.12       1,292,355             1.90
                                       Dollars                              0              -               0                -
                                       Non-adjust. Ch$                134,456           4.94         136,608             4.94
Long-term obligations with banks       Adjust. Ch$                    598,736           1.39         608,305             4.43
and financial institutions             Adjust. Ch$                          0              -               0                -
                                       Adjust. Ch$                    371,217           6.16               0                -
                                       Adjust. Ch$                    345,255           4.75         384,390             4.75
Obligations with the public            Adjust. Ch$                    441,536           5.80         403,608             5.80
                                       Dollars                      1,387,278              -       1,250,489                -
                                       Non-adjust. Ch$                      0              -          96,154                -
                                       Other currencies                     0              -               0                -
                                       Euros                                0              -               0                -
Accounts payable                       Argentine Peso                       0              -               0                -
                                       Adjust. Ch$                          0              -          14,466                -
                                       Dollars                         10,171              -         124,266                -
                                       Argentine Peso                       0              -               0                -
                                       Euros                                0              -               0                -
Documents Payable                      Other currencies                     0              -               0                -
                                       Non-adjust. Ch$                      0              -               0                -
Sundry Creditors                       Dollars                              0              -               0                -
                                       Adjust. Ch$                          0              -               0                -
Docts and accts payable to rel co.     Non-adjust. Ch$                      0              -               0                -
                                       Dollars                              0              -          65,474                -
                                       Adjust. Ch$                          0              -               0                -
                                       Non-adjust. Ch$                      0              -         402,473                -
                                       Dollars                      2,152,884              -         693,374                -
                                       Argentine Peso                       0              -               0                -
                                       Euros                                0              -         571,509                -
Provisions                             Other currencies                     0              -         349,118                -
                                       Non-adjust. Ch$                      0              -               0                -
                                       Dollars                              0              -               0                -
Withholdings                           Argentine Peso                       0              -               0                -
Prepaid income                         Non-adjust. Ch$                      0              -               0                -
                                       Adjust. Ch$                          0              -               0                -
Other Current Liabilities              Dollars                              0              -               0                -
                                       Adjust. Ch$                  8,595,390           4.75               0                -
Long-term obligations with 1 year      Adjust. Ch$                      1,225            7.0           1,243              7.0
maturity                               Dollars                         61,903          11.03         193,071            11,00
Dividends payable                      Non-adjust. Ch$                      0              -               0                -
Income Tax                             Non-adjust. Ch$                      0              -               0                -
Total Current Liabilities

                  -                    Argentine Peso                  15,884       -                 13,550        -
                  -                    Other currencies                     0       -                349,118        -
                  -                    Dollars                      3,834,835       -              3,619,029        -
                  -                    Non-adjust Ch$                 134,456       -                635,235        -
                  -                    Adjust. Ch$                 10,353,359       -              1,412,012        -
                  -                    Euros                                0       -                571,509        -



Cristalerias de Chile S.A.
NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES CURRENT PERIOD  09-30-2004

ITEM                                     Currency                    1-3 Years                       3-5 years
----                                     --------             ---------------------------     --------------------------
                                                                               Average                       Average
                                                              Amount        Interest Rate      Amount      Interest Rate
                                                              ------        -------------      ------      -------------
                                                             Thou Ch$                         Thou Ch$

                                  Dollars                        7,611,250      2.05        15,222,500       2.05
                                  Argentine Peso                    39,530      1.62                 0          -
Obligations with Banks and        Non-adjust. Ch$                  403,370      4.94                 0          -
Financial Institutions            Adjustable Ch$                 2,626,303      1.39           124,042       1.39
                                  Adjustable Ch$                 3,438,156      6.16        25,786,170       4.75
Obligations with the public       Adjustable Ch$                         0         -           232,908        5.8
                                  Dollars                        1,211,195         -                 0          -
                                  Dollars                           20,726      9.29                 0          -
                                  Adjustable Ch$                   146,647         -                 0          -
Sundry Creditors                  Adjustable Ch$                     1,204         7                 0          -
                                  Dollars                        2,361,131         -                 0          -
Long-term provisions              Adjustable Ch$                 4,242,965         -                 0          -
                                  Adjustable Ch$                 1,759,532         -                 0          -
Deferred taxes                    Non-adjust. Ch$                2,926,153         -                 0          -
Total long-term liabilities
                -                 Dollars                       11,204,302         -        15,222,500          -
                -                 Argentine Peso                    39,530         -                 0          -
                -                 Non-adjust. Ch$                3,329,523         -                 0          -
                -                 Adjustable Ch$                12,214,807         -        26,143,120          -


ITEM                                     Currency                  5-10 Years                 More than 10 years
----                                     --------             ------------------------      -------------------------
                                                                           Average                        Average
                                                              Amount     Interest Rate      Amount      Interest Rate
                                                              ------     -------------      ------      -------------
                                                             Thou Ch$                       Thou Ch$

Obligations with Banks and
                                  Dollars                      7,611,250      2.05                 0          -
                                  Argentine Peso                       0         -                 0          -
                                  Non-adjust. Ch$                      0         -                 0          -
Financial Institutions            Adjustable Ch$                       0         -                 0          -
                                  Adjustable Ch$                       0         -        17,190,780       6.16
Obligations with the public       Adjustable Ch$               5,822,705       5.8        30,045,025        5.8
                                  Dollars                              0         -                 0          -
                                  Dollars                              0         -                 0          -
                                  Adjustable Ch$                       0         -                 0          -
Sundry Creditors                  Adjustable Ch$                       0         -                 0          -
                                  Dollars                              0         -                 0          -
Long-term provisions              Adjustable Ch$                       0         -                 0          -
                                  Adjustable Ch$                       0         -                 0          -
Deferred taxes                    Non-adjust. Ch$                      0         -                 0          -
Total long-term liabilities
                -                 Dollars                      7,611,250         -                 0          -
                -                 Argentine Peso                       0         -                 0          -
                -                 Non-adjust. Ch$                      0         -                 0          -
                -                 Adjustable Ch$               5,822,705         -        47,235,805          -

Cristalerias de Chile S.A.
NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES PREVIOUS PERIOD 09-30-2003


ITEM                                  Currency                            1-3 Years                          3-5 Years
----                                  --------                    ------------------------------      --------------------------
                                                                                      Average                        Average
                                                                   Amount          Interest Rate       Amount      Interest Rate
                                                                   ------          -------------       ------      -------------
                                                                  Thou Ch$                            Thou Ch$

                                      Dollars                        8,394,319          1.925        25,182,957        1.925
                                      Dollars                        1,039,142           1.84                 0            -
                                      Argentine peso                    58,383           1.75                 0            -
Obligations with banks                Non-adjust. Ch$                  683,043           4.94                 0            -
and financial institutions            Adjustable Ch$                 4,138,134           4.43           413,177         4.43
                                      Adjustable Ch$                17,217,166           4.75        17,217,166         4.75
                                      Adjustable Ch$                         0              -                 0            -
Obligations with public               Adjustable Ch$                 3,443,433           6.25                 0            -
                                      Dollars                          135,044          11.06                 0            -
                                      Dollar                            88,838          11.16             4,320          8.6
                                      Adjustable Ch$                    38,675              -                 0            -
Long-term creditors                   Non-adjust. Ch$                   99,415              -                 0            -
                                      Dollars                        3,571,074              -                 0            -
Long-Term provisions                  Adjustable Ch$                 4,174,286              -                 0            -
                                      Adjustable Ch$                 2,364,797              -                 0            -
Deferred taxes                        Non-adjust. Ch$                2,426,390              -                 0            -

Total long-term liabilities
                  -                   Dollars                       13,228,417              -        25,187,277            -
                  -                   Argentine peso                    58,383              -                 0            -
                  -                   Non-adjust. Ch$                3,208,848              -                 0            -
                  -                   Adjustable Ch$                31,376,491              -        17,630,343            -



ITEM                                  Currency                         5-10 Years                More than 10 years
----                                  --------                ---------------------------    --------------------------
                                                                              Average                       Average
                                                                Amount      Interest Rate      Amount     Interest Rate
                                                                ------      -------------      ------     -------------
                                                               Thou Ch$                       Thou Ch$

                                      Dollars                            0             -              0           -
                                      Dollars                            0             -              0           -
                                      Argentine peso                     0             -              0           -
Obligations with banks                Non-adjust. Ch$                    0             -              0           -
and financial institutions            Adjustable Ch$                     0             -              0           -
                                      Adjustable Ch$                     0             -              0           -
                                      Adjustable Ch$             4,276,538           5.8     31,879,512         5.8
Obligations with public               Adjustable Ch$                     0             -     17,217,166        6.25
                                      Dollars                            0             -              0           -
                                      Dollar                             0             -              0           -
                                      Adjustable Ch$                     0             -              0           -
Long-term creditors                   Non-adjust. Ch$                    0             -              0           -
                                      Dollars                            0             -              0           -
Long-Term provisions                  Adjustable Ch$                     0             -              0           -
                                      Adjustable Ch$                     0             -              0           -
Deferred taxes                        Non-adjust. Ch$                    0             -              0           -

Total long-term liabilities
                  -                   Dollars                            0             -               0          -
                  -                   Argentine peso                     0             -               0
                  -                   Non-adjust. Ch$                    0             -               0          -
                  -                   Adjustable Ch$             4,276,538             -      49,096,678          -


                                  38. Penalties


The SVS or other administrative authorities have not imposed any penalties during the 2004 and 2003 fiscal years to the Company, its Board nor administrative personnel.

                              39. Subsequent Events


On September 28, 2004, the Parent Company agreed to pay the interim dividend No. 159 of Ch$ 20 per share, over 64,000,000 shares (Th Ch$ 1,280,000) which was paid on October 21, 2004.

On October 25, 2004 the Chilean Anti-Trust Commission approved the merger between Metropolis-Intercom S.A. and VTR S.A.; imposing the new company certain operative and commercial restrictions, which are currently being analyzed.

Between the closing date of the financial statements and the issue date of the present report no more subsequent events that could affect significantly the Company's economic and financial condition have been registered.

                        40. COMPANIES UNDER SPECIAL NORMS


Not applicable.

                                 41. ENVIRONMENT


On its ongoing concern for environmental preservation, as of September 30, 2004 the Parent Company has paid for advisory services for this concept of Th Ch$ 3,365.

As of September 30, 2003, investments of Th Ch$ 209,323, corresponding to the purchase of NOX emission treatment equipment, installed on new Furnace B.

The subsidiary S.A. Vina Santa Rita has invested Th Ch$ 55,027 as of September 2004 (Th Ch$ 36,142 in 2003), to comply with the ordinances and laws related to Industrial Process and Installations.

                             42. STOCK TRANSACTIONS


During the 2004 and 2003 fiscal years the Parent Company's members of the board, controlling stockholders, related individuals and entities carried out the following stock transactions.

TRANSACTIONS OF PERSONS RELATED TO THE BOARD


                                                              2004                    2003
                                                      -------------------       ------------------
                 NAME                 Initial         Purchase       Sale       Purchase      Sale
                 ----                 -------         --------       ----       --------      ----
Asesorias Portofino Ltda.              BSG              21,000         0             0         0
Inmobiliaria Villarrica Ltda.          RCV             181,669         0             0         0
Vial de Claro Maria Luisa              RCV                 650
Invers. Alonso de Ercilla S.A.         PGD              48,000
Invers. San Benito S.A.                PGD              10,894         0             0         0


o  BSG related with  Director Mr. Baltazar Sanchez
o  RCV related with  President Mr. Ricardo Claro
o  PGD related with Director Mr. Patricio Garcia Domiguez

TRANSACTIONS OF DIRECTORS, ADMINISTRATORS AND ACCOUNT INSPECTORS

None.

TRANSACTIONS OF MAJORITY SHAREHOLDERS

None.

                        43. DISTRIBUTION OF SHAREHOLDERS


The distribution of shareholders as of September 30, 2004 and 2003 is the following:


                                       % of Shareholding                   No. of Shareholders
                                   --------------------------              -------------------

TYPE OF SHAREHOLDER                 2004                2003              2004            2003
                                    -----               ----              ----            ----
10% or more shareholding             34.03              34.03                1                1

Less than 10% shareholding
with investment equal to or
higher than 200 UF                   65.83              65.83              286              263

Less than 10% shareholding
with investment lower than
200 UF                                0.14               0.14              745              774

                                    -------            ------            -----             -----
TOTAL                               100.00             100.00            1,032            1,038

CONTROLLER OF
THE COMPANY                          52.14              52.14                3                 3


                             44. BOARD REMUNERATIONS


As of September 30, 2004 and 2003, were paid Th Ch$ 350,171 and Th Ch$ 915,514 respectively, for different concepts by the parent company and the subsidiary S.A. Vina Santa Rita, as follows:


                                                     2004               2003
                                                   ----------        ---------
                                                     ThCh$              ThCh$

Participation of previous fiscal year profits         342,073          905,016
Session assistance compensation                         6,296            4,257
Board Committee compensations                           1,802            1,366
Honoraries paid                                             0            4,875
                                                    ---------        ---------

TOTAL                                                 350,171          915,514


On the other hand, Th Ch$ 677,434 have been provisioned for participation of year 2004 income (Th Ch$ 231,431 in 2003).

                                45. TIME DEPOSITS


As of September 30, 2004 and 2003 the Company presents the following information:


INSTITUTION                       CURRENCY           2004            2003
-----------                       --------          -----            ----
                                                     Th$              Th$

Banco Santander Santiago           US$                    0      5,345,527
BankBoston                           $                    0        375,590
Banco de Santander Santiago          $            5,000,900              0
Banco de Chile                       $              430,749      1,312,839
                                  ---------       ---------      ---------

    TOTAL                                         5,431,649      7,033,955

                                 RELEVANT EVENTS


None.

                  RATIO ANALYSIS OF THE CONSOLIDATED FINANCIAL
                      STATEMENTS AS OF SEPTEMBER 30, 2004


CONSOLIDATED FINANCIAL INDICATORS

                                                      09-30-2004      09-30-2003     12-31-2003
                                                      ----------      ----------     ----------
Liquidity
Current liquidity                  times                 3.76           3.82           4.44
Acid ratio                         times                 2.90           2.88           3.40

Indebtedness
Leverage ratio                     times                 0.75           0.82           0.75
Short-term debt                      %                  29.05          24.07          21.59
Long-term debt                       %                  70.95          75.93          78.41
Interest Expenses Coverage         times                 4.84           1.69           2.03

Activity
Total assets                       MM Ch$             464,838        459,011        446,266
Investments                        MM Ch$              12,486         25,720         28,108
Disposal of property               MM Ch$                  57            320            376
Inventory turnover                 Times                 n.a.           n.a.           n.a.
Inventory permanence                Days                 n.a.           n.a.           n.a.

Results
Sales                              MM Ch$             133,046        125,626        173,170
Cost of sales                      MM Ch$              82,704         79,357        107,694
Operating income                   MM Ch$              28,326         27,541         38,357
Interest expenses                  MM Ch$               5,022          5,262          6,959
Non-operating result               MM Ch$             (7,369)       (21,706)       (28,560)
E.B.I.T.D.A.                       MM Ch$              36,534         20,417         29,709
After-tax income                   MM Ch$              14,237          2,455          6,549

Profitability
Return on equity                     %                    6.0            1.1            2.8
Return on assets                     %                    3.1            0.5            1.5
Return on operating assets           %                   12.1           11.8           16.5
Income per share                     $                  222.5           38.4          102.3
Return on dividends                  %                    1.3            2.1            2.4


Current liquidity:             Ratio of current assets to current liabilities.
Acid ratio:                    Ratio of uncommitted funds to current
                               liabilities.
Leverage ratio:                Ratio of total liabilities to net worth.
Interest Expenses Coverage:    Result before taxes and interest divided by
                               interest expenses.
Inventory turnover:            Ratio between cost of sales of the period and
                               average inventory.
Inventory permanence:          Ratio between average inventory and sales cost
                               of the period, multiplied by 360 days.

E.B.I.T.D.A:                   Earnings before taxes, interest, taxes,
                               depreciation and amortization, and extraordinary
                               items.
Return on dividends:           Sum of dividends paid in
                               the last twelve months divided by
                               market price of stock at closing of
                               period.

The main trends observed in the 2004 fiscal year indicators are:

LIQUIDITY INDICES

Despite current assets increasing with respect to September and December 2003, a decrease in the liquidity indices is observed due to the shift of bond quotas issued by the company that have maturity during next year.


INDEBTEDNESS INDICES

The indebtedness index has kept stable with respect to previous periods.
An increase in the short-term bank debt can be observed, due to the transfer of bonds to expire within the next 12 months. The interest expenses coverage ratio has registered a slight increase with respect to the previous year due to higher net income in the present fiscal year.


RESULTS

The operating result shows a slight increase with respect to September of 2003 due to lower operating costs.

Likewise, non-operating result shows a decrease of the loss as a conesquence of the positive exchanges differences that is registered during the present fiscal year, as well as the positive net result shown in related companies.


PROFITABILITY INDICES

Equity and asset profitability indices show an increase with respect to September and December 2003, due to a higher net income in 2004.

On the other hand, return of dividends index shows a decrease with respect to the previous year, due to lower dividends distributed during the last 12 months.


2.  DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF MAIN ASSETS.


The financial statements as of September 30, 2004 have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, provisions, and technical revaluations. We believe the foregoing is a reasonable way to value the Company's permanent investments.

As of September 30, 2004 there were financial investments in shares recorded in the accounting according to their purchase price at Ch$ 4,233 million whose market value on the same date was Ch$ 5,727 million.


3. RESULTS AS OF SEPTEMBER 2004


3a.  Consolidated Result


Cristalerias de Chile S.A. consolidates its results with Vina Santa Rita, CIECSA, Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Apoger.

Cristalerias' consolidated sales reached Ch$ 133,046 million, 5.9% over 2003. This increase mainly results from higher sales in Santa Rita (10.7%) and CIECSA (9.6%) partially compensated by lower sales at the glass container business (0.5%). Consolidated operating income reached Ch$ 28,326 million, 2.9 over 2003, of which Ch$ 18,251 million were contributed by the glass container business (Ch$ 17,633 million in 2003), Ch$ 6,891 million by Santa Rita (Ch$ 7,989 million in 2003) and Ch$ 3,143 million by CIECSA (Ch$ 1,837 million in 2003).

The Company's net profit was Ch$ 14,237 million, compared with Ch$ 2,455 million in the same period of 2003. This result is explained by a better non-operting result.

During 2004 the Company registered a consolidated non-operting loss of Ch$ 7,369 million, compared with a Ch$ 21,706 million loss in 2003. The former was mainly due to an income from exchange differences of Ch$ 2,373 in 2004 compared with a Ch$ 12,466 million loss in 2003. The net loss from subsidiaries that do not consolidate did not show any variation reaching with respect to 2003, reaching Ch$ 4,016 millions. The latter includes a Ch$ 3,149 million charge (Ch$ 3,178 million charge in 2003) corresponding to goodwill amortization, which does not constitute cash flow.

The following analysis explains Cristalerias' result based on individual financial statements, as well as those of its main subsidiaries.


3b.  Individual Result


The Company had non-consolidated sales of Ch$ 55,126 million as of September 2004, compared to Ch$ 55,405 million the previous fiscal year. Volumes sold increased by 5.9% reaching 196,937 tons, mainly due to higher sales of bottles for the wine, returnable beer, non-returnable soft drinks and food markets; partially compensated by lower sales to the non-returnable, liquor and returnable soft drink markets. The level of average prices decreased by 6.0%, mainly explained by a sharp decline of the nominal rate of exchange that passed from Ch$ 713.59 per Dollar on average during the first nine months of 2003 to Ch$ 614.91 per Dollar on average during the same period of this year. Operating income reached Ch$ 18,251 million, 3.5% over 2003.

Non-operating result was a loss of Ch$ 1,144 million in 2004, compared to Ch$ 14,277 million loss in 2003. The aforementioned was due to a Ch$ 1,266 million income from exchange differences, compared to a Ch$ 10,060 million loss in 2003. During 2004 a Ch$ 494 million net income was registered from investments in related companies (Ch$ 1,612 million net loss in 2003) mainly due to higher income in Vina Santa Rita and CIECSA.

3c.  Results in Subsidiaries


Santa Rita's net income amounted Ch$ 5,395 million, compared to Ch$ 3,795 million income in 2003, which is explained by a better non-operating result. In the local market, prices increased by 13.5% in real terms, while volumes maintained without variation. Sales in this market increased 13.6%, reaching Ch$ 27,576 million. During the period, exports increased by 19.7% representing 52.3% of revenues, to reach US$51.3 million (US$ 41.90 million in 2003). Operating income reached Ch$ 6,891 million, compared to Ch $ 7,989 million in 2003, mainly due to higher costs of musts and a decline in the Peso US Dollar exchange rate, which affects exports returns. The average price in dollars per case for the export market for Santa Rita was US$ 33.8 (US$ 33.0 in 2003) whereas the average price for the industry was US$23.9 per case (US$ 23.6 in 2003). Santa Rita recorded a Ch$270 million non-operating loss, compared to a Ch$ 3,228 million non-operating loss in 2003, mainly due to a Ch$ 1,116 million income form exchange differences in 2004, compared to a Ch$ 2,098 million loss in 2003.

Red Televisiva Megavision, CIECSA's main subsidiary, registered a Ch$ 2,862 million operating income, 59.9% over 2003. MEGA had the first place in audience reaching 26.0% audience share during the period (22.8% in 2003)1. Net sales increased by 8.2% reaching Ch$ 20,367 million, due to an increase in live programming, which has resulted in higher audience share. As of September 2004, MEGA had a net income of Ch$ 2,102 million compared to Ch$ 1,042 million net income in 2003. CIECSA had a Ch$ 2,101 million net income, compared to a Ch$ 839 million net income the previous year.

Envases CMF S.A. registered a Ch$ 750 million net income in 2004 compared with a Ch$730 million net income in 2003. Volume sales decreased by 3.2%, reaching 16,162 tons, due to lower pre forms volume exports sales, while average prices deceased by 5,1% influenced by a drop of the exchange rate. Due to the aforementioned sales reached Ch$ 23,461 million during the period, compared with Ch$ 25,522 million in 2003. Operating income reached Ch$ 2,023 million, compared to Ch$ 2,283 million in 2003. Non-operating loss reached Ch$ 1,136 million, compared to Ch$ 1,341 million loss in 2003.


--------
1 Measured between 7:30AM and 1:30AM; i.e: 18 hours daily, Monday through Sunday.

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In the cable TV business, Cristalchile Comunicaciones S.A. (99.99% owned by
Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of Metropolis-Intercom S.A.

During 2004, Metropolis-Intercom S.A. registered sales of Ch$ 33,674 million compared with Ch$34,301 million the previous year. Metropolis-Intercom had a net loss of Ch$ 7,920 million compared with a net loss of Ch$ 7,515 million in 2003. The aforementioned was due to a lower operating result, mainly due to higher depreciation charges; partially compensated by better non-operational result, in turn due to lower interest expenses and the appreciation of the exchange rate. Metropolis-Intercom's EBITDA reached Ch$ 4,608 million during the period (Ch$ 4,521 million in 2003). This figure includes a depreciation charge of Ch$ 11,260 million (Ch$10,200 million in 2003) mainly corresponding to the HFC network adquired in July 2000. The company ended the period with 224,657 subscribers of the basic service (235,596 in 2003), 27,989 subscribers of premium service (33,305 in 2003), 38,735 of the broadband service (32,227 in 2003) and 10,999 subscribers of IP Telephony (1,451 in 2003).

As a result of the abovementioned and a negative goodwill amortization charge through Cordillera Comunicaciones of Ch$3,149 million during the period (Ch$3,178 million in 2003), Cristalchile Comunicaciones recorded a net loss of Ch$ 5,560 million (net loss of Ch$5,334 in 2003).


4.  CASH FLOW STATEMENT

As of September 30, 2004 a total net positive flow of Ch$ 12,488 million was generated, which is explained by a positive flow generated by operating activities of Ch$30,869 million which were partially offset by a negative financing flows of Ch$ 5,785 million, and a negative flow of investment activities of Ch$ 12,596 million.

The operating flow corresponds basically to the collection of sales and financial interests and other income received that were reduced in part by payment to suppliers, taxes and interests.

The negative financing flow can be explained mainly by dividends paid by Ch$ 4,444 million and net loans for Ch$ 1,449 million.

The negative investment flow is mainly explained by the incorporation of fixed assets of Ch$ 12,938 million and loans to related companies for Ch$ 3,937 million.

The foregoing results in an increase in the final balance of cash and cash equivalent, which passed from Ch$ 77,113 million as of December 31, 2003 to Ch$ 88,658 million as of September 30, 2004.

According to the current regulations of the SVS and the Association of Accountants of Chile, term deposits and agreements with due date less than 90 days have been considered cash and cash equivalent.


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5.       RISK ANALYSIS

a.       Interest rates

Cristalerias and its Subsidiaries are exposed to the risk of fluctuations in interest rates on its short-term and long-term debts. As of September 30, 2004 Short-Term and Long-Term bank liabilities and obligations with the public totaled Ch$ 128,623 million, which represents 28% of the Company's consolidated assets.

Bank credits totaled Ch$ 36,354 million of which Ch $ 31,741 million correspond to credits in foreign currency agreed at variable annual rates related to the six-month Libor plus 0.8%, Ch$ 3,940 million correspond to credits in adjustable pesos in unidades de fomento (indexed currency units) that are exposed to changes in the six-month TAB of 90 and 180 days and Ch$ 673 million correspond to credits in pesos at a fixed annual rate of 4.94%.

Within obligations with the public for Ch$ 92,269, Ch$ 71,269 million correspond to Bonds issued by the Parent Company and Ch$ 21,000 millon issued by the subsidiary Vina Santa Rita, both in unidades de fomento (indexed currency units) at a fixed interest rate.

As of September 30, 2004, the Company had available funds of Th Ch$ 87,586 million invested in instruments at different time periods like term deposits, bonds, fixed-rate mutual funds and resale agreements. Bonds for Ch$ 3,635 million with maturity on September 15, 2005 and share investment for Ch$ 4,233 million were no included.

The Company and its subsidiaries do not use secondary financial instruments at the present time to reduce risk in the event of fluctuations in interest rates. That policy will be studied permanently to evaluate the alternatives offered by the market.


b)    Exchange rate

The Company and its Subsidiaries maintain liabilities in dollars of US$ 73.9 million, which represent 9.7% of its consolidated assets, and include a long-term syndicated loan of US$ 50 million of the Parent Company.

As of September 30 the Company and its Subsidiaries maintain its investments in Dollars of US$ 49.3 million; in time deposits, bonds and fixed rate mutual funds. In addition it maintains investments in Euros of euros 37.8 million in fixed rate instruments. Likewise, it also has future Dollar sale contracts of US$ 80.2 million.

On the other hand, aproximately 39.4% of consolidated sales are adjustment to the exchange rate variation. At the same time, the consolidated costs in foreing currency represent aproximately 30.1% of the total costs.


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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GLASSWORKS OF CHILE
                                       (Registrant)

                                       By:  /s/ Benito Bustamante C.
                                          -----------------------------------
                                            Benito Bustamante C.
                                            Controller

Date:  January 19, 2005